Form 20-F
period 2021-12-31
Flora Growth Corp.
filed 2022-05-09
CIK 1790169

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

Commission file number 001-40397

Flora Growth Corp.

(Exact name of Registrant as specified in its charter)

Province of Ontario

(Jurisdiction of incorporation or organization)

365 Bay Street, Suite 800, Toronto, Ontario, M5H 2V1

(Address of principal executive offices)

Matthew Cohen

General Counsel

Tel: (954) 842-4989

Facsimile: (954) 212-0808

3406 SW 26th Terrace, Suite C-1, Fort Lauderdale, FL 33312

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Shares, no par value	FLGC	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

65,517,418 Common Shares, no par value per share, as of December 31, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes  ☒    No  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b))by the registered public accounting firm that prepared or issued its audit report.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-Accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)     Yes  ☐    No  ☒

i

INTRODUCTION

 As used in this Annual Report on Form 20-F (this “Annual Report”), unless the context otherwise requires or otherwise states, references to the “Company,” “Flora,” “we,” “us,” “our,” and similar references refer to Flora Growth Corp., a corporation formed under the laws of the Province of Ontario, and its subsidiaries.

Our functional currency and reporting currency is the U.S. dollar, the legal currency of the United States (which we refer to as “USD”, “US$” or “$”).

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Our financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our fiscal year ends on December 31 of each year as does our reporting year. Our most recent fiscal year ended on December 31, 2021. See Notes 2 and 3 to our audited consolidated financial statements as of and for the year ended December 31, 2021 for a discussion of the basis of presentation, functional currency, and translation of financial statements.

We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

TRADEMARKS AND SERVICE MARKS

We rely on a combination of trademark, patent, copyright and trade secret protection laws in Colombia, the United States and other jurisdictions to protect our intellectual property and our brands. We have applied for, and we have received approvals from the Superintendency of Industry and Commerce and the Instituto Nacional de Vigilancia de Medicamentos y Alimentos, for our beauty and skincare, pharmaceutical, loungewear, and food and beverage products.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward- looking statements by terms such as “may”, “will”, “should”, “believe”, “expect”, “could”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including, among others, those discussed in this Annual Report, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this Annual Report. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this Annual Report include:

•	Our limited operating history and net losses;
•	unpredictable events, such as the COVID-19 outbreak, and associated business disruptions;
•	changes in cannabis laws, regulations and guidelines;
•	decrease in demand for cannabis and derivative products due to certain research findings, proceedings, or negative media attention;
•	damage to our reputation as a result of negative publicity;
•	exposure to product liability claims, actions and litigation;
•	risks associated with product recalls;
•	product viability;
•	continuing research and development efforts to respond to technological and regulatory changes;
•	shelf life of inventory;
•	our ability to successfully integrate businesses that we acquire;
•	maintenance of effective quality control systems;
•	changes to energy prices and supply;
•	risks associated with expansion into new jurisdictions;
•	regulatory compliance risks;
•	opposition to the cannabinoid industry;
•	risks related to our operations in Colombia; and
•	potential delisting resulting in reduced liquidity of our Common Shares.

Given the foregoing risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements in this Annual Report. The forward-looking statements contained in this Annual Report are not guarantees of future performance and our actual results of operations and financial condition may differ materially from such forward- looking statements. In addition, even if our results of operations and financial condition are consistent with the forward-looking statements in this Annual Report, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this Annual Report speaks only as of the date of this Annual Report. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements in this Annual Report, whether as a result of new information, future events or otherwise, after the date of this Annual Report.

iii

PART ONE

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. [Reserved].

3.B. Capitalization and indebtedness

Not applicable.

3.C. Reasons for the offer and use of proceeds

Not applicable.

3.D. Risk factors

Summary of Risk Factors

There are a number of risks that you should carefully consider before making an investment in our business. These risks are discussed more fully in the sections below. If any of these risks actually occur, our business, financial condition, operating results and cash flows could be materially adversely affected. These risk factors include, but are not limited to:

•	limited operating history and net losses;
•	unpredictable events, such as the COVID-19 outbreak, and associated business disruptions;
•	changes in cannabis laws, regulations and guidelines;
•	decrease in demand for cannabis and derivative products due to certain research findings, proceedings, or negative media attention;
•	damage to reputation as a result of negative publicity;
•	exposure to product liability claims, actions and litigation;
•	risks associated with product recalls;
•	product viability;
•	continuing research and development efforts to respond to technological and regulatory changes;
•	shelf life of inventory;
•	our ability to successfully integrate businesses that we acquire;
•	maintenance of effective quality control systems;
•	changes to energy prices and supply;
•	risks associated with expansion into new jurisdictions;
•	regulatory compliance risks;
•	opposition to the cannabinoid industry;
•	risks related to our operations in Colombia; and
•	potential delisting resulting in reduced liquidity of our Common Shares.

There are a number of risks and uncertainties that could affect our business and cause our actual results to differ from past performance or expected results. We consider the following risks and uncertainties to be those material to our business. If any of these risks actually occur, our business, financial condition and results of operations could suffer, and the trading price of our Common Shares could decline. We urge investors to consider carefully the risk factors described below in evaluating any investment in our Common Shares and the information contained in this Annual Report.

Risks Related to our Business and Industry

We are an early-stage company with limited operating history and may never become profitable.

We are an early-stage company focused on cultivating, processing and supplying natural, medicinal-grade cannabis oil and high-quality cannabis derived medical and wellness products to large channel distributors and retailers globally. Newly-formed in March 2019, we have limited operating history. Flora has only started full commercial cannabis cultivation with the passage of the latest Colombian cannabis resolution after two successful years cultivating and harvesting cannabidiol (“CBD”) and Tetrahydrocannabinol (“THC”) for derivatives, while investigating cultivars with the Instituto Colombiano Agropecuario (“ICA”). We have produced oil extracts, however only on a smaller scale, and we will require time to maximize production and refine operating procedures. We are currently in discussions with distributors with whom we intend to engage although no definitive agreements have been signed until the import requirements are met with local jurisdictions. We have limited financial resources and minimal operating cash flow.  For the year ended December 31, 2021, we had losses of $21.4 million and as of December 31, 2021 an accumulated deficit of $38.5 million.

Additionally, there can be no assurance that additional funding will be available to us for the development of our business, which will require the commitment of substantial resources. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development. Potential investors should carefully consider the risks and uncertainties that a company with a limited operating history will face. In particular, potential investors should consider that we may be unable to:

•	successfully implement or execute our business plan, or that our business plan is sound;
•	adjust to changing conditions or keep pace with increased demand;
•	attract and retain an experienced management team; or
•	raise sufficient funds in the capital markets to effectuate our business plan, including product development, licensing and approvals.

The Coronavirus (“COVID-19”) outbreak or similar pandemics could adversely affect our operations.

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease and other unforeseen events, including the outbreak of respiratory illness caused by COVID-19 and the related economic repercussions. We cannot accurately predict the effects COVID-19 will have on our operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

Agricultural activity has been declared as an essential activity in Colombia. Our cultivation and processing facility in Colombia is operating under a protocol authorized by the Colombian government. At the site, all employees receive a new mask and a new set of surgical gloves daily. Hand sanitizer is provided and hand washing protocols are in place. The employees are also provided a transparent face protection mask, which is replaced every 30 days. Our employees frequently have their temperature taken and must report to the Health and Safety office if they are experiencing any symptoms, including diarrhea, cough, runny nose, or headache. If an employee reports any of these symptoms, the employee is sent home to isolate for 10 days and, if the symptoms persist for 72 hours, the employee is required to go to a hospital.

Recent and future acquisitions and strategic investments could be difficult to integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value, may subject us to liability, and harm our results of operations and financial condition.

We have recently acquired the businesses of Vessel Brand, Inc. (“VBI”), Just Brands LLC (“JBL”) and High Roller Private Label LLC (“HRPL”), and we may in the future seek to acquire or invest in businesses, products, or technologies that we believe could complement our operations or expand our breadth, enhance our capabilities, or otherwise offer growth opportunities.  Our diversity of product offerings may not be successful. While our growth strategy includes broadening our service and product offerings, implementing an aggressive marketing plan and employing product diversification, there can be no assurance that our systems, procedures and controls will be adequate to support our operations as they expand.  We cannot assure you that our existing personnel, systems, procedures or controls will be adequate to support our operations in the future or that we will be able to successfully implement appropriate measures consistent with our growth strategy. As part of our planned growth and diversified product offerings, we may have to implement new operational and financial systems, procedures and controls to expand, train and manage our employee base, and maintain close coordination among our staff. We cannot guarantee that we will be able to do so, or that if we are able to do so, we will be able to effectively integrate them into our existing staff and systems. Additionally, the integration of our acquisitions and pursuit of potential future acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. Any acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In addition, we have limited experience in acquiring other businesses. Specifically, we may not successfully evaluate or utilize the acquired products, assets or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges.

We may not be able to find and identify desirable acquisition targets or we may not be successful in entering into an agreement with any one target. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could harm our results of operations. In addition, if an acquired business fails to meet our expectations, our business, results of operations, and financial condition may suffer.  In some cases, minority shareholders may exist in certain of our non-wholly-owned acquisitions (for businesses we do not purchase as an 100% owned subsidiary) and may retain minority shareholder rights which could make a future change of control or corporate approvals for actions more difficult to achieve and/or more costly.

We also make strategic investments in early-stage companies developing products or technologies that we believe could complement our business or expand our breadth, enhance our technical capabilities, or otherwise offer growth opportunities. These investments may be in early-stage private companies for restricted stock. Such investments are generally illiquid and may never generate value. Further, the companies in which we invest may not succeed, and our investments would lose their value.

Moreover, the anticipated benefits of any acquisition, investment, or business relationship may not be realized, or we may be exposed to unknown risks or liabilities of our acquisitions. Furthermore, we may be subject to unknown liabilities of the businesses we acquire. In addition, we may become subject to legal proceedings in connection with the businesses of, or resulting from, our acquisitions. For example, we received a letter from an attorney representing an undisclosed group of former pre-acquisition shareholders of VBI seeking to engage in settlement discussions on the basis of certain allegations. While no formal litigation has been initiated, we believe that any potential claims as alleged in the letter are without merit and we intend to defend vigorously against them in connection with any future potential legal proceedings. For more information, see Item 4.B. “Business overview—Legal Proceedings.”

Certain conditions or events could disrupt the Company’s supply chains, disrupt operations, and increase operating expenses.

Conditions or events including, but not limited to, the following could disrupt the Company’s supply chains and in particular its ability to deliver its products, interrupt operations at its facilities, increase operating expenses, resulting in loss of sales, delayed performance of contractual obligations or require additional expenditures to be incurred: (i) extraordinary weather conditions or natural disasters such as hurricanes, tornadoes, floods, fires, extreme heat, earthquakes, etc.; (ii) a local, regional, national or international outbreak of a contagious disease, including the COVID-19 coronavirus, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu, or any other similar illness could result in a general or acute decline in economic activity; (iii) political instability, social and labor unrest, war or terrorism, including the current conflict between Russia and Ukraine; or (iv) interruptions in the availability of basic commercial and social services and infrastructure including power and water shortages, and shipping and freight forwarding services including via air, sea, rail and road.

Cannabis laws, regulations, and guidelines are dynamic and subject to changes.

Cannabis laws and regulations are dynamic and subject to evolving interpretations which could require us to incur substantial costs associated with compliance or alter certain aspects of our business plan. It is also possible that regulations may be enacted in the future that will be directly applicable to certain aspects of our businesses. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business. Management expects that the legislative and regulatory environment in the cannabis industry in Colombia and internationally will continue to be dynamic and will require innovative solutions to try to comply with this changing legal landscape in this nascent industry for the foreseeable future. Compliance with any such legislation may have a material adverse effect on our business, financial condition and results of operations.

Public opinion can also exert a significant influence over the regulation of the cannabis industry. A negative shift in the public’s perception of the cannabis industry could affect future legislation or regulation in different jurisdictions.

Demand for cannabis and derivative products could be adversely affected and significantly influenced by scientific research or findings, regulatory proceedings, litigation, media attention or other research findings.

The legal cannabis industry is at an early stage of its development. Consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of medicinal cannabis are mixed and evolving and can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medicinal cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medicinal cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity, could have a material adverse effect on the demand for medicinal cannabis and on our business, results of operations, financial condition and cash flows. Further, adverse publicity reports or other media attention regarding cannabis in general or associating the consumption of medicinal cannabis with illness or other negative effects or events, could have such a material adverse effect. Public opinion and support for medicinal cannabis use has traditionally been inconsistent and varies from jurisdiction to jurisdiction. Our ability to gain and increase market acceptance of our business may require substantial expenditures on investor relations, strategic relationships and marketing initiatives. There can be no assurance that such initiatives will be successful and their failure to materialize into significant demand may have an adverse effect on our financial condition.

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether such publicity is accurate or not.

The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views regarding the Company and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes pride in protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputational loss may result in decreased ability to enter into new customer, distributor or supplier relationships, retain existing customers, distributors or suppliers, reduced investor confidence and access to capital, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects, thereby having a material adverse effect on our financial performance, financial condition, cash flows and growth prospects.

We are subject to the inherent risk of exposure to product liability claims, actions and litigation.

As a distributor of products designed to be ingested by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused bodily harm or injury. In addition, the sale of our products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Adverse reactions resulting from human consumption of our products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that our products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning health risks, possible side effects or interactions with other substances. Product liability claims or regulatory actions against us could result in increased costs, could adversely affect our reputation with our clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition. There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our potential products.

We are subject to the inherent risks involved with product recalls.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of our products are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin, or at all. In addition, a product recall may require significant management attention. There can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if our products are subject to recall, our reputation could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for our products and could have a material adverse effect on our results of operations and financial condition. Additionally, product recalls may lead to increased scrutiny of our operations by regulatory agencies, requiring further management attention, potential loss of applicable licenses, and potential legal fees and other expenses.

The Company’s products could have unknown side effects.

If the products the Company sells are not perceived to have the effects intended by the end user, its business may suffer and the business may be subject to products liability or other legal actions. Many of the Company’s products contain innovative ingredients or combinations of ingredients. There is little long-term data available with respect to efficacy, unknown side effects and/or interaction with individual human biochemistry, or interaction with other drugs. Moreover, there is little long-term data available with respect to efficacy, unknown side effects and/or its interaction with individual animal biochemistry. As a result, the Company’s products could have certain side effects if not taken as directed or if taken by an end user that has certain known or unknown medical conditions.

The Company may be unable to anticipate changes in its potential client requirements that could make the Company’s existing products and services obsolete. The Company’s success will depend, in part, on its ability to continue to enhance its product and service offerings so as to address the increasing sophistication and varied needs of the market and respond to technological and regulatory changes and emerging industry standards and practices on a timely and cost-effective basis.

Research regarding the medical benefits, viability, safety, efficacy, use and social acceptance of cannabis or isolated cannabinoids (such as CBD and tetrahydrocannabinol (“THC”)) remains in early stages.

There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Although the Company believes that the articles, reports and studies support its beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, investors should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated herein or reach negative conclusions related to medical cannabis, which could have a material adverse effect on the demand for the Company’s products, which could result in a material adverse effect on our business, financial condition and results of operations or prospects.

Our growth depends, in part, on expanding into additional consumer markets, and we may not be successful in doing so.

We believe that our future growth depends not only on continuing to provide our current customers with new products, but also continuing to enlarge our customer base. The growth of our business will depend, in part, on our ability to continue to expand in the United States, as well as into international markets. We are investing significant resources in these areas, and although we hope that our products will gain popularity, we may face challenges that are different from those we currently encounter, including competitive merchandising, distribution, hiring, and other difficulties. We may also encounter difficulties in attracting customers due to a lack of consumer familiarity with or acceptance of our brand, or a resistance to paying for premium products, particularly in international markets. In addition, although we are investing in sales and marketing activities to further penetrate newer regions, including expansion of our dedicated sales force, we may not be successful. If we are not successful, our business and results of operations may be harmed.

Fluctuations in the cost and availability of raw materials, equipment, labor, and transportation could cause manufacturing delays or increase our costs.

The price and availability of key components used to manufacture our products has been increasing and may continue to fluctuate significantly. In addition, the cost of labor within our company or at our third-party manufacturers could increase significantly due to regulation or inflationary pressures. Additionally, the cost of logistics and transportation fluctuates in large part due to the price of oil, and availability can be limited due to political and economic issues. Any fluctuations in the cost and availability of any of our raw materials, packaging, or other sourcing or transportation costs could harm our gross margins and our ability to meet customer demand. If we are unable to successfully mitigate a significant portion of these product cost increases or fluctuations, our results of operations could be harmed.

We rely on third-parties for raw materials and to manufacture and compound some of our products. We have no control over these third parties and if these relationships are disrupted our results of operations in future periods will be adversely impacted.

We currently hold short term supply contracts with unaffiliated third-party vendors for our critical raw materials. In addition, some of our products are manufactured or compounded by unaffiliated third parties and the use of these third-party co-packers changes from time to time due to customer demand and the composition of our product mix and product portfolio. We do not have any long-term contracts with any of these third parties, and we expect to compete with other companies for raw materials, production and imported packaging material capacity. If we experience significant increased demand or need to replace an existing raw material supplier or third-party manufacturer, there can be no assurances that replacements for these third-party vendors will be available when required on terms that are acceptable to us, or at all, or that any manufacturer or compounder would allocate sufficient capacity to us in order to meet our requirements. In addition, even if we are able to expand existing or find new sources, we may encounter delays in production and added costs as a result of the time it takes to engage third parties. Any delays, interruption or increased costs in raw materials and/or the manufacturing or compounding of our products could have an adverse effect on our ability to meet retail customer and consumer demand for our products and result in lower revenues and net income both in the short and long-term.

The Company’s inventory has a shelf life and may reach its expiration and not be sold.

The Company holds finished goods in inventory and its inventory has a shelf life. Finished goods in the Company’s inventory may include cannabis flower, cannabis oil products and cosmeceuticals. The Company’s inventory may reach its expiration and not be sold. Although management regularly reviews the quantity and remaining shelf life of inventory on hand, and estimates manufacturing and sales lead times in order to manage its inventory, write-downs of inventory may still be required. Any such write-down of inventory could have a material adverse effect on the Company’s business, financial condition, and results of operations.

The Company may not be able to maintain effective quality control systems.

The Company may not be able to maintain an effective quality control system. The Company ascribes its early successes, in part, on its commitment to product quality and its effective quality control system. The effectiveness of the Company’s quality control system and its ability to obtain or maintain good manufacturing practice (“GMP”) certification with respect to its manufacturing, processing and testing facilities depend on a number of factors, including the design of its quality control procedures, training programs, and its ability to ensure that its employees adhere to the Company’s policies and procedures. The Company also depends on service providers such as toll manufacturers and contract laboratories to manufacture, process or test its products that are subject to GMP certification requirements.

We expect that regulatory agencies will periodically inspect our and our service providers’ facilities to evaluate compliance with applicable GMP requirements. Failure to comply with these requirements may subject us or our service providers to possible regulatory enforcement actions. Any failure or deterioration of the Company’s or its service providers’ quality control systems, including loss of GMP certification, may have a material adverse effect on the Company’s business, results of operations and financial condition.

Energy prices and supply may be subject to change or curtailment due to new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions.

The Company requires diesel and electric energy and other resources for its cultivation and harvest activities and for transportation of cannabis. The Company relies upon third parties for its supply of energy resources used in its operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Although the Company attempts to mitigate the effects of fuel shortages, electricity outages and cost increases, the Company’s operations will continue to depend on external suppliers of fuel and electricity. If energy supply is cut for an extended period and the Company is unable to find replacement sources at comparable prices, or at all, the Company’s business, financial condition and results of operations could be materially and adversely affected.

The cannabinoid industry faces strong opposition and may face similar opposition in other jurisdictions in which we operate.

Many political and social organizations oppose hemp and cannabis and their legalization, and many people, even those who support legalization, oppose the sale of hemp and cannabis in their geographies. Our business will need support from local governments, industry participants, consumers and residents to be successful. Additionally, there are large, well-funded businesses that may have a strong opposition to the cannabis industry. For example, the pharmaceutical and alcohol industries have traditionally opposed cannabis legalization. Any efforts by these or other industries to halt or impede the cannabis industry could have detrimental effects on our business.

We are subject to the risks inherent in an agricultural business.

Our business involves the growing of cannabis, which is an agricultural product. The occurrence of severe adverse weather conditions, especially droughts, fires, storms or floods is unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply of cannabis. Adverse weather conditions may be exacerbated by the effects of climate change and may result in the introduction and increased frequency of pests and diseases. The effects of severe adverse weather conditions may reduce our yields or require us to increase our level of investment to maintain yields. Additionally, higher than average temperatures and rainfall can contribute to an increased presence of insects and pests, which could negatively affect cannabis crops. Future droughts might reduce the yield and quality of our cannabis production, which could materially and adversely affect our business, financial condition and results of operations.

The occurrence and effects of plant disease, insects and pests can be unpredictable and devastating to agricultural production, potentially rendering all or a substantial portion of the affected harvests unsuitable for sale. Even when only a portion of the production is damaged, our results of operations could be adversely affected because all or a substantial portion of the production costs may have been incurred. Although some plant diseases are treatable, the cost of treatment can be high and such events could adversely affect our operating results and financial condition. Furthermore, if we fail to control a given plant disease and the production is threatened, we may be unable to adequately supply our customers, which could adversely affect our business, financial condition and results of operations. There can be no assurance that natural elements will not have a material adverse effect on production.

Our operations could be materially and adversely affected if the supply of cannabis seeds is ceased or delayed and we do not find replacement suppliers and obtain all necessary authorizations.

If for any reason the supply of cannabis seeds is ceased or delayed, we would have to seek alternate suppliers for a number of our current cultivars and obtain all necessary authorization for the new seeds. If replacement seeds cannot be obtained at comparable prices, or at all, or if the necessary authorizations are not obtained, our business, financial condition and results of operations would be materially and adversely affected.

Many of our competitors have greater resources that may enable them to compete more effectively than us in the cannabis industry.

The industry in which we operate is subject to intense and increasing competition. Some of our competitors have a longer operating history and greater capital resources and facilities, which may enable them to compete more effectively in this market. We expect to face additional competition from existing licensees and new market entrants who are granted licenses in Colombia, who are not yet active in the industry. If a significant number of new licenses are granted in the near term, we may experience increased competition for market share and may experience downward pricing pressure on our products as new entrants increase production. Such competition may cause us to encounter difficulties in generating revenues and market share, and in positioning our products in the market. If we are unable to successfully compete with existing companies and new entrants to the market, our lack of competitive advantage will have a negative effect on our business and financial condition.

The Company could face competitive risks from the development and distribution of synthetic cannabis.

The pharmaceutical industry and others may attempt to enter the cannabis industry and, in particular, the medical cannabis industry through the development and distribution of synthetic products that emulate the effects of and treatment provided by naturally occurring cannabis. If synthetic cannabis products are widely adopted, the widespread popularity of such synthetic cannabis products could change the demand, volume and profitability of the botanical cannabinoid industry. This could adversely affect our ability to secure long-term profitability and success through the sustainable and profitable operation of our business.

The Company is reliant on third party transportation services and importation services to deliver its products to customers.

The Company relies on third party transportation services and importation services to deliver its products to its customers. The Company is exposed to the inherent risks associated with relying on third party transportation service-providers, including logistical problems, delays, loss or theft of product and increased shipping and insurance costs. Any delay in transporting the product, breach of security or loss of product, could have a material adverse effect on the Company’s business, financial performance and results of operations. Further, any breach of security and loss of product during transport could affect the Company’s status as a licensed producer in Colombia.

The Company is dependent on suppliers to supply equipment, parts and components for the operation of its business.

The Company’s ability to compete and grow will be dependent upon having access, at a reasonable cost and in a timely manner, to equipment, parts and components. No assurances can be given that the Company will be successful in maintaining the required supply of equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by capital expenditure programs may be significantly greater than anticipated or available, in which circumstance there could be a materially adverse effect on the Company’s financial results.

We may not be able to establish and maintain bank accounts in certain countries.

There is a risk that banking institutions in countries where we operate will not open accounts for us or will not accept payments or deposits from proceeds related to the cannabis industry. Such risks could increase our costs or prevent us from expanding into certain jurisdictions.

The Company may be subject to cyber-security and privacy risks that could disrupt its operations and expose the Company to financial losses, contractual losses, liability, reputational damage and additional expense.

The Company may be subject to risks related to our information technology systems, including cyber-attacks, malware, ransomware and phishing attacks that could target our intellectual property, trade secrets, financial information, personal information of our employees, customers and patients, including sensitive personal health information. The occurrence of such an attack could disrupt our operations and expose the Company to financial losses, contractual damages, liability under labor and privacy laws, reputational damage and additional expenses. We have implemented security measures to protect our data and information technology systems; however, such measures may not be effective in preventing cyber-attacks. We may be required to allocate additional resources to implement additional preventative measures including significant investments in information technology systems. A serious cyber-security breach could have a material adverse effect on our business, financial condition and results of operations.

The Company may collect and store certain personal information about customers and is responsible for protecting such information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. In addition, theft of data is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such privacy breach or theft could have a material adverse effect on the Company’s business, financial condition and results of operations. If the Company were found to be in violation of privacy or security rules or other laws protecting the confidentiality of information, the Company could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company may incur significant costs to defend its intellectual property and other proprietary rights.

The ownership and protection of trademarks, patents, trade secrets and intellectual property rights are significant aspects of the Company's future success. Unauthorized parties may attempt to replicate or otherwise obtain and use the Company's products and technology. Policing the unauthorized use of the Company's current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others.

In addition, other parties may claim that the Company's products infringe on their proprietary and perhaps patent protected rights. Such claims, regardless of their merit, may result in the expenditure of significant financial and managerial resources, legal fees, injunctions, temporary restraining orders and/or require the payment of damages. As well, the Company may need to obtain licenses from third parties who allege that the Company has infringed on their lawful rights. Such licenses may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favorable to it, or at all, licenses or other rights with respect to intellectual property that it does not own.

Risks Related to Operations in Colombia

We are reliant on certain licenses and authorizations to operate in Colombia.

Our ability to grow, store and sell cannabis in Colombia is dependent on our ability to sustain and/or obtain the necessary licenses and authorizations by certain authorities in Colombia. To date, we have received the Non-Psychoactive Cannabis Cultivation License, the Cannabis Derivatives Manufacturing License and the Psychoactive Cannabis Cultivation License including a quota for export of 43,500 kilograms in 2022. The effects of the compliance regime, any delays in obtaining, or failure to obtain or keep the regulatory approvals may significantly delay or impair the development of markets, products and sales initiatives and could have a material adverse effect on our business, results of operations and financial condition. In addition, the medical cannabis compliance process requires research phases to ensure both the cultivation process and subsequent derivatives are standardized and express the same or similar cannabinoid and terpene profiles while remaining free of pesticides, heavy metals and other microbial or external containments. Therefore any delay or changes in these conditions may significantly delay or impair products and sales initiatives and could have an adverse effect on our business.

The licenses and authorizations are subject to ongoing compliance and reporting requirements and our ability to obtain, sustain or renew any such licenses and authorizations on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable authorities or other governmental agencies in Colombia and potentially in other foreign jurisdictions. Failure to comply with the requirements of the licenses or authorizations or any failure to maintain the licenses or authorizations would have a material adverse effect on our business, financial condition and operating results. Specifically, the validity of the licenses for the cultivation of psychoactive cannabis, non-psychoactive and the manufacture of cannabis derivatives is ten (10) years pursuant to Article 8 of resolution 227 of 2022, in accordance with the provisions of article 2.8. 11 .2 .1.8. replacement by Decree 811 of 2021 and the Law 1787 of 2016 in relation to the medical and scientific use of cannabis. Such licenses may be renewed for an equal period as many times as requested by the licensee. The license will remain valid as long as it complies with the requirements established by law.

Although we believe that we will meet the requirements to obtain, sustain or renew the necessary licenses and authorizations, there can be no guarantee that the applicable authorities will issue these licenses or authorizations. Should the authorities fail to issue the necessary licenses or authorizations, we may be curtailed or prohibited from the production and/or distribution of cannabis or from proceeding with the development of our operations as currently proposed and our business, results of operations and financial condition may be materially adversely affected.

Restrictions or regulations concerning changes in corporate structure may discourage transactions that otherwise could involve payment of a premium over prevailing market processes for our securities.

Colombian cannabis licenses are granted on a non-transferable, non-exchangeable and non-assignable basis. Any breach of this restriction may result in the revocation of the license. While there are no specific regulations or restrictions regarding the effects of a change in control, modification of the corporate structure, issuance of shares, or any changes in holders or final beneficiaries on the cannabis licenses, these restrictions may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

While we do not currently operate in protected areas established by the National System of Protected Areas, we cannot provide assurances that areas in which we operate will not be subject to risks associated therewith in the future.

Under Colombian laws, competent governmental authorities are not allowed to grant any type of cannabis licenses on properties that are located within areas registered as national parks or protected areas in the National System of Protected Areas (“SINAP”). Additionally, the Colombian government is entitled to create new protected areas based on their environmental relevance, which might result in the prohibition to conduct any type of activities on those areas or the need to obtain specific environmental authorizations or permits.

We do not operate in a protected area and we believe that we are not currently at risk of expropriation pursuant to the SINAP, but we cannot assure you that the areas in which we operate will not be subject to such risks in the future.

Economic and political conditions in Colombia may have an adverse effect on our financial condition and results of operations.

Many of our operations are located in Colombia. Consequently, a portion of our financial condition and results of operations depend significantly on macroeconomic and political conditions prevailing in Colombia. Decreases in the growth rate, periods of negative growth, increases in inflation, changes in law, regulation, policy, or future judicial rulings and interpretations of policies involving exchange controls and other matters such as (but not limited to) currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in or affecting Colombia may affect the overall business environment and may, in turn, adversely affect our financial condition and results of operations in the future. The Colombian government frequently intervenes in Colombia’s economy and from time to time makes significant changes in monetary, fiscal and regulatory policy. Our business and results of operations or financial condition may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic developments that may affect Colombia. We cannot predict what policies the Colombian government will adopt and whether those policies would have a negative effect on the Colombian economy or on our business and financial performance in the future.

We cannot assure you whether current stability in the Colombian economy will be sustained. If the condition of the Colombian economy were to deteriorate, we would likely be adversely affected.

Certain of the Company’s key documents are in Spanish, and translations may not exist or be readily available.

As a result of the Company conducting its operations in Colombia, certain of the Company’s subsidiaries’ books and records, including key documents such as material contracts and financial documentation are principally negotiated and entered into in the Spanish language and English translations may not exist or be readily available. The Company relies on the use of professional translators for in person meetings with non-Spanish speakers where required, and for document translation. The Company does not foresee that significant additional accommodations will be required. The Company does not have a formal communication plan that sets out measures that will be taken to mitigate any potential communication-related issues as it does not consider one necessary. All material documents provided to the directors are in the English language. If any material documents are in an original language other than English, the documents are translated by certified translators. All members of the Company’s Board of Directors and its executive officers are fluent in English. Additionally, Luis Merchan, our Chairman and CEO and Juan Carlos Gomez Roa, a director, are fluent in the Spanish language.

The Colombian government and the Central Bank exercise significant influence on Colombia’s economy.

Although the Colombian government has not imposed foreign exchange restrictions since 1990, Colombia’s foreign currency markets have historically been extremely regulated. Colombian law permits the Central Bank of Colombia (the “Central Bank”) to impose foreign exchange controls to regulate the remittance of dividends and/or foreign investments in the event that the foreign currency reserves of the Central Bank fall below a level equal to the value of three months of imports of goods and services into Colombia. An intervention that precludes our Colombian subsidiary from possessing, utilizing or remitting U.S. Dollars would impair our financial condition and results of operations, and would impair the Colombian subsidiary’s ability to convert any dividend payments to U.S. dollars.

The Colombian government and the Central Bank may also seek to implement new policies aimed at controlling further fluctuation of the Colombian peso against the U.S. dollar and fostering domestic price stability. The Central Bank may impose certain mandatory deposit requirements in connection with foreign-currency denominated loans obtained by Colombian residents. We cannot predict or control future actions by the Central Bank in respect of such deposit requirements, which may involve the establishment of a different mandatory deposit percentage. The U.S. dollar/Colombian peso exchange rate has shown some instability in recent years.

Colombia has experienced several periods of violence and instability that could affect the economy and our Company.

Colombia has experienced periods of criminal violence over the past four decades, primarily due to the activities of guerilla groups and drug cartels. Despite the peace treaty between the Colombian government and the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia or FARC), a lasting decrease in violence or drug-related crime in Colombia or the successful integration of former guerilla members into Colombian society may not be achieved. In 2018, the Colombian government suspended the peace negotiations with the National Liberation Army (Ejército de Liberación Nacional or ELN) and, in 2019, a minority group of dissidents of the peace process with FARC announced their return to illegal activities. Violence incidents could create a security risk for our key employees in Colombia and require them to leave the country.

Allegations of corruption against the Colombian government, at the national or local level, politicians and private industry could create economic and political uncertainty should the investigations triggered by these cases reach conclusions or result in further allegations or findings of illicit conduct committed by the accused parties. Furthermore, proven or alleged wrongdoings could have adverse effects on the political stability in Colombia and the Colombian economy.

An escalation of violence, drug-related crime, or political instability may have a negative impact on the Colombian economy and on our business, financial condition and results of operations.

The Company is subject to risks from its construction projects.

The Company is subject to a number of risks in connection with the construction of facilities in Colombia and the United States, including the availability and performance of engineers and contractors, suppliers and consultants and the receipt of required governmental approvals, licenses and permits. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals, licenses and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with any capital or construction project.

Any additional taxes resulting from changes to tax regulations or the interpretation thereof in Colombia or other countries where we operate, could adversely affect our consolidated results.

Uncertainty relating to tax legislation poses a constant risk to us.  Colombian national authorities have levied new taxes in recent years.  Changes in legislation, regulation and jurisprudence can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting stated expenses and deductions, and eliminating incentives and non-taxed income.

Additional tax regulations could be implemented that could require us to make additional tax payments, negatively affecting our financial condition, results of operation, and cash flow. In addition, either national or local taxing authorities may not interpret tax regulations in the same way that we do. Differing interpretations could result in future tax litigation and associated costs.

Risks Related to Our Regulatory Framework

Marijuana remains illegal under U.S. federal law, and the enforcement of U.S. cannabis laws could change.

There are significant legal restrictions and regulations that govern the cannabis industry in the United States. Marijuana remains a Schedule I drug under the Controlled Substances Act, making it illegal under federal law in the United States to, among other things, cultivate, distribute or possess cannabis in the United States. In those states in which the use of marijuana has been legalized, its use remains a violation of federal law pursuant to the Controlled Substances Act. The Controlled Substances Act classifies marijuana as a Schedule I controlled substance, and as such, medical and adult cannabis use is illegal under U.S. federal law. Unless and until the U.S. Congress amends the Controlled Substances Act with respect to marijuana (and the President approves such amendment), there is a risk that federal authorities may enforce current federal law. Financial transactions involving proceeds generated by, or intended to promote, cannabis-related business activities in the United States may form the basis for prosecution under applicable U.S. federal money laundering legislation. While the approach to enforcement of such laws by the federal government in the United States has trended toward non-enforcement against individuals and businesses that comply with medical or adult-use cannabis regulatory programs in states where such programs are legal, strict compliance with state laws with respect to cannabis will neither absolve us of liability under U.S. federal law, nor will it provide a defense to any federal proceeding which may be brought against us. Since U.S. federal law criminalizing the use of marijuana preempts state laws that legalize its use, enforcement of federal law regarding marijuana is a significant risk and would greatly harm our business, prospects, revenue, results of operation and financial condition. The enforcement of federal laws in the United States is a risk to our business and any proceedings brought against us thereunder may materially, adversely affect our operations and financial performance.

Our activities are, and will continue to be, subject to evolving regulation by governmental authorities. The legality of the production, cultivation, extraction, distribution, retail sales, transportation and use of cannabis differs among states in the United States. Due to the current regulatory environment in the United States, new risks may emerge; management may not be able to predict all such risks.

Due to the conflicting views between state legislatures and the federal government regarding cannabis, cannabis businesses are subject to inconsistent laws and regulations. There can be no assurance that the federal government will not enforce federal laws relating to marijuana and seek to prosecute cases involving marijuana businesses that are otherwise compliant with state laws in the future. The prior U.S. administration attempted to address the inconsistent treatment of cannabis under state and federal law in the Cole Memorandum that Deputy Attorney General James Cole sent to all U.S. Attorneys in August 2013, which outlined certain priorities for the U.S. Department of Justice (the “DOJ”) relating to the prosecution of cannabis offenses. The Cole Memorandum noted that, in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, production, distribution, sale and possession of cannabis, conduct in compliance with such laws and regulations was not a priority for the DOJ. However, the DOJ did not provide (and has not provided since) specific guidelines for what regulatory and enforcement systems would be deemed sufficient under the Cole Memorandum.

There can be no assurance that the federal government will not enforce federal laws relating to cannabis and seek to prosecute cases involving cannabis businesses that are otherwise compliant with state laws in the future.  Most states that have legalized cannabis continue to craft their regulations pursuant to the Cole Memorandum. Federal enforcement agencies have taken little or no action against state-compliant cannabis businesses. However, the DOJ may change its enforcement policies at any time, with or without advance notice.

The uncertainty of U.S. federal enforcement practices going forward and the inconsistency between U.S. federal and state laws and regulations present major risks for the Company.

Changes to federal or state laws pertaining to industrial hemp could slow the use of industrial hemp which would materially impact our revenues in future periods.

As of the date hereof, approximately 46 states have authorized industrial hemp programs pursuant to the United States of the Agricultural Improvement Act of 2018, commonly known as the “Farm Bill,” or under prior programs authorized under the 2014 Farm Bill or have plans under review by the United States Department of Agriculture (“USDA”). Effective January 1, 2022, several states without an approved plan under the Farm Bill, or a plan under review, will default to the USDA Hemp Producer License. Continued development of the industrial hemp industry will be dependent upon new legislative authorization of industrial hemp at the state level, and further amendment or supplementation of legislation at the federal level. Any number of events or occurrences could slow or halt progress all together in this space. While progress within the industrial hemp industry is currently encouraging, growth is not assured. While there appears to be ample public support for favorable legislative action, numerous factors may impact or negatively affect the legislative process(es) within the various states where we have business interests. Any one of these factors could slow or halt use of industrial hemp, which could negatively impact the business up to possibly causing us to discontinue operations as a whole. In addition, changes in Federal or state laws could require us to alter the way we conduct our business in order to remain compliant with applicable state laws in ways we are presently unable to foresee. These possible changes, if necessary, could be costly and may adversely impact our results of operations in future periods.

Uncertainty caused by potential changes to legal regulations could impact the use of CBD products.

There is substantial uncertainty and different interpretations among federal, state and local regulatory agencies, legislators, academics and businesses as to the scope of operation of Farm Bill-compliant hemp programs relative to the emerging regulation of cannabinoids. These different opinions include, but are not limited to, the regulation of cannabinoids by the U.S. Drug Enforcement Administration and/or the Food and Drug Administration (“FDA”) and the extent to which manufacturers of products containing Farm Bill-compliant cultivators and processors may engage in interstate commerce. The uncertainties cannot be resolved without further federal, and perhaps even state-level, legislation, regulation or a definitive judicial interpretation of existing legislation and rules. If these uncertainties continue, they may have an adverse effect upon the introduction of our products in different markets.

Any failure on our part to comply with applicable regulations could prevent us from being able to carry on our business, and there may be additional costs associated with any such failure.

Our business activities are heavily regulated in all jurisdictions where we do business. Our operations are subject to various laws, regulations and guidelines by governmental authorities relating to the cultivation, processing, manufacture, marketing, management, distribution, transportation, storage, sale, packaging, labeling, pricing and disposal of cannabis and cannabis products. In addition, we are subject to laws and regulations relating to employee health and safety, insurance coverage and the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over our activities, including the power to limit or restrict business activities as well as impose additional disclosure requirements on our products and services.

Any failure by us to comply with the applicable regulatory requirements could

•	require extensive changes to our operations;

•	result in regulatory or agency proceedings or investigations;

•	result in the revocation of our licenses and permits, increased compliance costs;

•	result in damage awards, civil or criminal fines or penalties;

•	result in restrictions on our operations;

•	harm our reputation; or

•	give rise to material liabilities.

There can be no assurance that any future regulatory or agency proceedings, investigations or audits will not result in substantial costs, a diversion of management’s attention and resources or other adverse consequences to our business.

Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all necessary regulatory approvals for the cultivation, processing, production, storage, distribution, transportation, sale, import and export, as applicable, of our products. Any failure to comply with the regulatory requirements applicable to our operations may lead to possible sanctions, including:

•	the revocation or imposition of additional conditions on licenses to operate our business;

•	the suspension or expulsion from a particular market or jurisdiction or of our key personnel;

•	the imposition of additional or more stringent inspection, testing and reporting requirements;

•	product recalls or seizures; and

•	the imposition of fines and censures.

In addition, changes in regulations, government or judicial interpretation of regulations, or more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increase compliance costs or give rise to material liabilities or a revocation of our licenses and other permits. Furthermore, governmental authorities may change their administration, application or enforcement procedures at any time, which may adversely affect our ongoing regulatory compliance costs. There is no assurance that we will be able to comply or continue to comply with applicable regulations.

The FDA limits the ability to discuss the medical benefits of CBD.

Under FDA rules it is illegal for companies to make “health claims” or claim that a product has a specific medical benefit. The FDA has not recognized any medical benefits derived from CBD, which means that we are not legally permitted to advertise any potential health claims related to our CBD products. Because of the perception among many consumers that CBD is a health/medicinal product, the inability to make such health claims about its CBD products may limit our ability to market and sell products to consumers, which would negatively affect our revenues and profits.

The legal cannabis market is a relatively new industry. As a result, the size of our target market is difficult to quantify, and investors will be reliant on their own estimates on the accuracy of market data.

Because the cannabis industry is in a nascent stage, there is a lack of information about comparable companies available for potential investors to review and to decide whether to invest in us and, few, if any, established companies whose business model we can follow or upon whose success we can build. Accordingly, investors should rely on their own estimates regarding the potential size, economics and risks of the cannabis market in deciding whether to invest in our Common Shares. We are an early-stage company that has not generated net income. There can be no assurance that our growth estimates are accurate or that the cannabis market will be large enough for our business to grow as projected.

Although we are committed to researching and developing new markets and products and improving existing products, there can be no assurances that such research and market development activities will prove profitable or that the resulting markets or products, if any, will be commercially viable or successfully produced and marketed. We must rely largely on our own market research to forecast sales and design products as detailed forecasts and consumer research are not generally obtainable from reliable third-party sources in Canada and in other international jurisdictions.

In addition, there is no assurance that the industry and market will continue to exist and grow as currently estimated or anticipated or function and evolve in the manner consistent with management’s expectations and assumptions. We could also be subject to other events or circumstances that adversely affect the cannabis industry, such as the imposition of further restrictions on sales and marketing or further restrictions on sales in certain areas and markets.

Risks Related to Financials and Accounting

We may increase our foreign sales in the future, and such sales may be subject to unexpected regulatory requirements and other barriers.

Our functional currency is denominated in U.S. dollars. We currently expect that a portion of our sales will be denominated in Colombian pesos and we may, in the future, have sales denominated in the currencies of additional countries in which we establish operations or distribution. In addition, we incur a portion of our operating expenses in Colombian pesos. In the future, the proportion of our sales that are international may increase. Such sales may be subject to unexpected regulatory requirements and other barriers. Any fluctuation in the exchange rates of foreign currencies may negatively affect our business, financial condition and results of operations. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs or illiquid markets. In addition, those activities may be limited in the protection they provide from foreign currency fluctuations and can themselves result in losses.

Assumptions, estimates and judgments related to critical accounting matters could significantly affect our reported financial results or financial condition.

The preparation of financial statements in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on limited historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the notes to our financial statements, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if the assumptions change or if actual circumstances differ from those in the assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our Common Shares. Significant assumptions and estimates used in preparing the financial statements include those related to the credit quality of accounts receivable, income tax credits receivable, share based payments, impairment of non-financial assets, fair value of biological assets, as well as revenue and cost recognition.

There are tax risks the Company may be subject to in carrying on business in multiple jurisdictions.

We and our subsidiaries will operate and, accordingly, will be subject to income tax and other forms of taxation in multiple jurisdictions. We may be subject to income taxes and non-income taxes in a variety of jurisdictions and our tax structure may be subject to review by both domestic and foreign taxation authorities. Those tax authorities may disagree with our interpretation and/or application of relevant tax rules. A challenge by a tax authority in these circumstances might require us to incur costs in connection with litigation against the relevant tax authority or reaching a settlement with the tax authority and, if the tax authority’s challenge is successful, could result in additional taxes (perhaps together with interest and penalties) being assessed on us, and as a result an increase in the amount of tax payable by us. In addition, we may be subject to different taxes imposed by the Colombian government, and changes within such tax, legal and regulatory framework may have an adverse effect on our financial results.

Taxation laws and rates which determine taxation expenses may vary significantly in different jurisdictions, and legislation governing taxation laws and rates are also subject to change. Therefore, our earnings may be affected by changes in the proportion of earnings taxed in different jurisdictions, changes in taxation rates, changes in estimates of liabilities and changes in the amount of other forms of taxation. The determination of our provision for income taxes and other tax liabilities will require significant judgment (including based on external advice) as to the interpretation and application of these rules. We may have exposure to greater than anticipated tax liabilities or expenses.

Additionally, dividends and other intra-group payments made by our subsidiaries or international branches may expose the recipients of such payments to taxes in their jurisdictions of organization and operation and such dividends and other intra-group payments may also be subject to withholding taxes imposed by the jurisdiction in which the entity making the payment is organized or tax resident. Unless such withholding taxes are fully creditable or refundable, dividends and other intra-group payments may increase the amount of tax paid by us. Although the Company and its subsidiaries arrange themselves and their affairs with a view to minimizing the incurrence of such taxes, there can be no assurance that we will succeed.

Restrictions on Deduction of Certain Expenses for U.S. Federal Income Tax Purposes

Section 280E of the Internal Revenue Code of 1986, as amended (the “Code”), prohibits businesses from deducting certain expenses associated with trafficking-controlled substances for United States federal income tax purposes. The IRS has invoked Code Section 280E in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws. Section 280E of the Code prohibits cannabis businesses that are deemed to be trafficking in controlled substances from deducting certain ordinary and necessary business expenses, forcing them to pay higher effective federal tax rates than similar companies in other industries. The effective tax rate on a cannabis business depends on how large its ratio of non-deductible expenses is to its total revenues. Therefore, businesses in the legal cannabis industry may be less profitable than they would otherwise be.

Although the IRS issued a clarification allowing the deduction of certain expenses, the scope of such items is interpreted very narrowly and the bulk of operating costs and general administrative costs are not permitted to be deducted. While there are currently several pending cases before various administrative bodies and federal courts challenging these restrictions, there is no guarantee that these authorities will issue an interpretation of Code Section 280E favorable to cannabis businesses.

There is a risk that we will be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current or any future taxable year, which could result in material adverse U.S. federal income tax consequences if you are a U.S. holder.

If we (or any of our non-U.S. subsidiaries) is a PFIC for any taxable year during which a U.S. holder owns Common Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, the determination of whether a corporation will be a PFIC for any taxable year generally can only be made after the close of such a taxable year. Therefore, it is possible that we could be classified as a PFIC for our initial taxable year or in future years due to changes in the nature of our business, composition of our assets or income, as well as changes in our market capitalization. Based upon the foregoing, it is uncertain whether we will be a PFIC for our current taxable year or any future taxable year. We have not determined, if we (or any of our non-U.S. subsidiaries) were to be classified as a PFIC for a taxable year, whether we will provide information necessary for a U.S. Holder to make a “qualified electing fund” election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs. Accordingly, U.S. holders should assume that they will not be able to make a qualified electing fund election with respect to the Common Shares. The PFIC rules are complex, and each U.S. holder should consult its tax advisor regarding the PFIC rules, the elections which may be available to it, and how the PFIC rules may affect the U.S. federal income tax consequences relating to the ownership and disposition of our Common Shares.

Failure to develop our internal controls over financial reporting as we grow could have an adverse effect on our operations.

As we mature we will need to continue to develop and improve our current internal control systems and procedures to manage our growth. We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish appropriate controls, or any failure of those controls once established, could adversely affect our public disclosures regarding our business, financial condition or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. For example, the re-audit of our financial statements for the period March 13, 2019 (inception) to December 31, 2019, under the Public Company Accounting Oversight Board (“PCAOB”) auditing standards, identified changes in expenditures that were not appropriately recorded and founders' warrants that were revalued. Additionally, during the 2020 audit, the Company’s auditors noted material weaknesses and made certain recommendations to management regarding material weaknesses related to goodwill impairment testing, financial reporting processes related to newly acquired subsidiaries in Colombia and intercompany and related party transactions (the “2020 Material Weaknesses”). Our management took steps to remediate the 2020 Material Weaknesses through our hiring of additional accounting personnel in Canada, the United States and Colombia and our engagement of a third-party expert with respect to, among other things, impairment testing. As a result, our management believes the weaknesses relating to financial reporting processes related to newly acquired subsidiaries in Colombia and intercompany and related party transactions have been remediated as of December 31, 2021 and the Company continues to allocate additional resources to remediate the material weakness related to goodwill impairment testing (as described below). During the 2021 audit, the Company’s auditors noted material weaknesses and made certain recommendations to management regarding material weaknesses related to goodwill impairment testing and purchase price allocations, contract receivables and corresponding revenue and inventory procedures (the “2021 Material Weaknesses”). In connection with the 2021 Material Weaknesses, the Company intends to allocate resources to its remediation plan, including (i) continuing to enhance our impairment testing procedures with the assistance of our third party experts (ii) implementing enhanced credit assessment over the creditworthiness of certain contract receivables and their corresponding revenue and (iii) implementing regularly scheduled physical inventory counts in all company locations and reconciling with internal accounting records. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management’s assessment of our internal controls over financial reporting or disclosure of our public accounting firm’s attestation to or report on management’s assessment of our internal controls over financial reporting may have an adverse effect on the price of our Common Shares.

Risks Related to Our Common Shares

Investing in an emerging market poses a greater degree of risk than investing in more mature market economies.

Emerging market investment generally poses a greater degree of risk than investment in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments. We conduct significant operations in Colombia. See “Risks Related to Operations in Colombia.”

We will need, but may be unable to, obtain additional funding on satisfactory terms, which could dilute our shareholders or impose burdensome financial restrictions on our business.

In the future, we hope to rely on revenues generated from operations to fund all of the cash requirements of our activities. However, there can be no assurance that we will be able to generate any significant cash from our operating activities in the future. Future financings may not be available on a timely basis, in sufficient amounts or on terms acceptable to us, if at all. Any debt financing or other financing of securities senior to the Common Shares will likely include financial and other covenants that will restrict our flexibility. Any failure to comply with these covenants would have a material adverse effect on our business, prospects, financial condition and results of operations because we could lose our existing sources of funding and impair our ability to secure new sources of funding. There can be no assurance that we will be able to generate any investor interest in our securities. If we do not obtain additional financing, our business may never commence, in which case you would likely lose the entirety of your investment in the Company.

Holders of our Common Shares are subject to dilution resulting from the issuance of equity-based compensation by us.

We have awarded stock options to our management to incentivize their performance and retention.  Any additional equity grants and any exercise of existing warrants will cause our shareholders to be diluted and may negatively affect the price of the Common Shares.

We continue to incur increased costs as a result of operating as a public company and our management is required to devote substantial time to new compliance initiatives.

As a public company, particularly after we are no longer an emerging growth company, we will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and rules implemented by the U.S. Securities and Exchange Commission, or the SEC, and Nasdaq, impose various requirements on public companies, including requirements to file annual, quarterly and event-driven reports with respect to our business and financial condition and operations and establish and maintain effective disclosure and financial controls and corporate governance practices. Our existing management team will continue to devote a substantial amount of time to these compliance initiatives, and we may need to hire additional personnel to assist us with complying with these requirements. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time consuming and costly.

Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we will be required to furnish a report by our management on our internal controls over financial reporting (“ICFR”), which, after we are no longer an emerging growth company, must be accompanied by an attestation report on ICFR issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will document and evaluate our ICFR, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for ICFR. As an example, the re-audit of our financial statements for the period March 13, 2019 (inception) to December 31, 2019, under PCAOB auditing standards, identified changes in expenditures that were not appropriately recorded and founders' warrants that were revalued. Our management believes that such weakness in our recording has since been remedied; however, despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed time frame that our ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in our ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some public company required activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and divert management’s time and attention from revenue generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

If we fail to meet applicable listing requirements, Nasdaq may delist our Common Shares from trading, in which case the liquidity and market price of our Common Shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Common Shares, we and our shareholders could face significant material adverse consequences, including:

•	a limited availability of market quotations for our Common Shares;

•	reduced liquidity for our Common Shares;

•

a determination that our Common Shares are “penny stock”, which would require brokers trading in our Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Common Shares;

•	a limited amount of news about us and analyst coverage of us; and

•	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

Future sales, or the perception of future sales, by us or our existing shareholders in the public market could cause the market price for our Common Shares to decline.

The sale of substantial amounts of our Common Shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our Common Shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

In connection with our initial public offering (“IPO”), holders of approximately 8.8 million of our Common Shares, including certain of our officers and directors, agreed with the underwriters, subject to certain exceptions, not to offer, issue, sell, or otherwise dispose of, any of the Company’s securities for a period of 365 days following the date we began trading on the Nasdaq Capital Market, or May 11, 2022.

As restrictions on resale end, the market price of our Common Shares could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our Common Shares or other securities.

Ownership of our Common Shares may be considered unlawful in some jurisdictions and holders of our Common Shares may consequently be subject to liability in such jurisdictions.

Cannabis-related financial transactions, including investment in the securities of cannabis companies and receipt of any associated benefits, such as dividends, are currently subject to anti-money laundering and a variety of other laws that vary by jurisdiction, many of which are unsettled and still developing. While the interpretation of these laws is unclear, in some jurisdictions, financial benefit directly or indirectly arising from conduct that would be considered unlawful in such jurisdiction may be viewed to be within the purview of these laws, and persons receiving any such benefit, including investors in an applicable jurisdiction, may be subject to liability under such laws. Each prospective investor should therefore contact his, her or its own legal advisor regarding the ownership of our Common Shares and any related potential liability.

Our executive officers and directors and their respective affiliates may continue to exercise significant control over our Company, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

Our executive officers and directors currently represent beneficial ownership, in the aggregate, of approximately 8.4% of our outstanding Common Shares. As a result, these shareholders may be able to influence our management and affairs and control the outcome of matters submitted to our shareholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. These shareholders may have interests, with respect to their Common Shares, that are different from you, and the concentration of voting power among one or more of these shareholders may have an adverse effect on the price of our Common Shares. In addition, this concentration of ownership might adversely affect the market price of our Common Shares by:

•	delaying, deferring or preventing a change of control of the Company;
•	impeding a merger, consolidation, takeover or other business combination involving the Company; or
•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

The Company’s directors and officers may have a conflict of interest in conducting their duties.

We may be subject to various potential conflicts of interest because of the fact that some of our officers and directors may be engaged in a range of business activities. In addition, our executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, our executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to our business and affairs and that could adversely affect our operations. These business interests could require significant time and attention of our executive officers and directors.

We are a foreign private issuer and intend to take advantage of less frequent and detailed reporting obligations.

We are a “foreign private issuer”, as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, or the Securities Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we will not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, we will be exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We will also be exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we will have more time than U.S. domestic companies after the end of each fiscal year to file our annual report with the SEC and will not be required under the Exchange Act to file quarterly reports with the SEC.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters.

As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

We may lose our status as a foreign private issuer in the United States, which would result in increased costs related to regulatory compliance under United States securities laws.

The Company will cease to qualify as a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), if, as of the last business day of our second fiscal quarter, more than 50 percent of our outstanding Common Shares are directly or indirectly owned by residents of the United States and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we determine that we fail to qualify as a foreign private issuer, the Company will cease to be eligible to avail itself of the forms and rules designated for foreign private issuers beginning on the first day of the fiscal year following such determination. Among other things, this will result in loss of the exemption from registration under the Exchange Act provided by Rule 12g3-2(b) thereunder, and, if the Company is required to register our Common Shares under section 12(g) of the Exchange Act, we will have to do so as a domestic issuer.  Further, any securities that we issue in unregistered or unqualified offerings both within and outside the United States will be “restricted securities” (as defined in Rule 144(a)(3) under the Securities Act) and will continue to be subject to United States resale restrictions notwithstanding their resale in “offshore transactions” pursuant to Regulation S under the Securities Act.  As a practical matter, this will likely require us to register more offerings of our securities under the Securities Act on either a primary offering or resale basis, even if they take place entirely outside the United States.  The resulting legal and administrative costs of complying with the resulting regulatory requirements are anticipated to be substantial, and to subject the Company to additional exposure to liability for which we may not be able to obtain insurance coverage on favorable terms or at all.

The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our Common Shares.

We require and hold various government licenses to operate our business. These licensing requirements could impede a merger, amalgamation, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our Common Shares, which, under certain circumstances, could reduce the market price of our Common Shares.

We do not intend to pay dividends on our Common Shares in the near future, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Common Shares.

We have never declared or paid any cash dividend on our Common Shares and do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Therefore, the success of an investment in the Common Shares will depend upon any future appreciation in their value. There is no guarantee that the Common Shares will appreciate in value or even maintain the price at which you purchased them.

Future issuances of debt securities, which would rank senior to our Common Shares upon our bankruptcy or liquidation, and future issuances of preferred stock, which could rank senior to our Common Shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our Common Shares.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our Common Shares. Moreover, if we issue preferred stock, the holders of such preferred stock could be entitled to preferences over holders of Common Shares in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred stock in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our Common Shares must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our Common Shares.

General Risk Factors

The Company may become involved in legal proceedings from time to time, which could adversely affect the Company.

From time to time, we may be a party to legal and regulatory proceedings, including matters involving governmental agencies, entities with whom it does business and other proceedings arising in the ordinary course of business. We will evaluate our exposure to these legal and regulatory proceedings and establish reserves for the estimated liabilities in accordance with generally accepted accounting principles. For example, we received a letter from an attorney representing an undisclosed group of former pre-acquisition shareholders of VBI seeking to engage in settlement discussions on the basis of certain allegations. While no formal litigation has been initiated, we believe that any potential claims as alleged in the letter are without merit and we intend to defend vigorously against them in connection with any future potential legal proceedings. For more information, see Item 4.B. “Business overview—Legal Proceedings.” Assessing and predicting the outcome of these matters involves substantial uncertainties. Unexpected outcomes in these legal proceedings, or changes in management’s evaluations or predictions and accompanying changes in established reserves, could have an adverse impact on our financial results.

Our participation in the cannabis industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by third parties, other companies and/or various governmental authorities against us. Litigation, complaints, and enforcement actions involving us could consume considerable amounts of financial and other corporate resources, which could have an adverse effect on our future cash flows, earnings, results of operations and financial condition.

The Company’s success will depend, in part, on its ability to continue to enhance its product and service offerings to respond to technological and regulatory changes and emerging industry standards and practices.

Rapidly changing markets, technology, emerging industry and regulatory standards and frequent introduction of new products characterize the Company’s business. The introduction of new products embodying new technologies and regulatory developments may render the Company’s equipment obsolete and its products and services less competitive or less marketable. The process of developing the Company’s products and services is complex and requires significant continuing costs, development efforts, third-party commitments and regulatory approvals. The Company may not be successful in developing or effectively commercializing such new products and services, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of developing such products and services, may have a material adverse effect on the Company’s business, financial condition and operating results.

We are dependent upon our management and key employees, and the loss of any member of our management team or key employees could have a material adverse effect on our operations.

The Company’s success is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management and key employees. The loss of any member of our management team or key employees could have a material adverse effect on our business and results of operations. While employment agreements and incentive programs are customarily used as primary methods of retaining the services of key employees, these agreements and incentive programs cannot assure the continued services of such employees. Any loss of the services of such individuals, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on the Company’s business, operating results or financial condition. We do not currently maintain key-person insurance on the lives of any of our key employees. Competition for qualified technical, sales and marketing staff, as well as officers and directors can be intense, and no assurance can be provided that the Company will be able to attract or retain key employees in the future, which may adversely affect the Company’s operations.

Our inability to retain and acquire skilled personnel could impair our business and operations.

The loss of any member of our management team could have a material adverse effect on our business and results of operations. In addition, the inability to hire or the increased costs of hiring new personnel, including members of executive management, could have a material adverse effect on our business and operating results. The expansion of marketing and sales of our products will require us to find, hire and retain additional capable employees who can understand, explain, market and sell our products. There is intense competition for capable personnel in all of these areas and we may not be successful in attracting, training, integrating, motivating, or retaining new personnel, vendors, or subcontractors for these required functions. New employees often require significant training and, in many cases, take a significant amount of time before they achieve full productivity. As a result, we may incur significant costs to attract and retain employees, including significant expenditures related to salaries and benefits and compensation expenses issued in connection to equity awards, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. In addition, as we move into new jurisdictions, we will need to attract and recruit skilled employees in those new areas.

We will need to grow the size of our organization, and we may experience difficulties in managing any growth we may achieve.

As our development and commercialization plans and strategies develop, we expect to need additional research, development, managerial, operational, sales, marketing, financial, accounting, legal and other resources. Future growth would impose significant added responsibilities on members of management. In order to manage growth and changes in strategy effectively, the Company must: (a) maintain adequate systems to meet customer demand; (b) expand sales and marketing, distribution capabilities, and administrative functions; (c) expand the skills and capabilities of its current management team; and (d) attract and retain qualified employees. Our management may not be able to accommodate those added responsibilities, and our failure to do so could prevent us from effectively managing future growth and successfully growing our Company.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our share price and trading volume could decline.

The trading market for our Common Shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our operations. We do not have any control over these analysts and their research and reports. If one or more of the analysts who cover us downgrade our shares or publish inaccurate or unfavorable research about our business, our share price would likely decline.  In addition, if our operating results fail to meet the forecast of analysts, our share price would likely decline.  If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our shares could decrease, which might cause our share price and trading volume to decline.

We expect to incur significant ongoing costs and obligations related to our investment in infrastructure, growth, regulatory compliance and operations.

We expect to incur significant ongoing costs and obligations related to our investment in infrastructure and growth and regulatory compliance, which could have a material adverse effect on our results of operations, financial condition and cash flows. In addition, future changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on our business, results of operations and financial condition. Our efforts to grow our business may be costlier than we expect, and we may not be able to generate sufficient revenue to offset such higher operating expenses. We may incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications and delays, and other unknown events.

There is no assurance that the Company’s insurance coverage will be sufficient to cover all claims to which the Company may become subject.

Our production is, in general, subject to different risks and hazards, including adverse weather conditions, fires, plant diseases and pest infestations, other natural phenomena, industrial accidents, labor disputes, changes in the legal and regulatory framework applicable to us and environmental contingencies.

We are in the process of obtaining insurance coverage over our production and facilities. We may not be able to maintain or obtain insurance of the type and amount desired at a reasonable cost. If we were to incur significant liability for which we were not fully insured, it could have an adverse effect on our business, financial condition and results of operations.

We do not currently maintain key-person insurance on the lives of any of our key employees.

We may be unable to implement our business strategy, which could have negative financial and reputational effects on our business.

The growth and expansion of our business is heavily dependent upon the successful implementation of our business strategy. There can be no assurance that we will be successful in the implementation of our business strategy. A failure to do so could have negative financial and reputational effects on us. Future clinical research studies may lead to conclusions that dispute or conflict with our understanding and belief regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis.

The Company could be subject to a security breach that could result in significant damage or theft of products and equipment.

Breaches of security at our facilities may occur and could result in damage to or theft of products and equipment. A security breach at our facilities could result in a significant loss of inventory or work in process, expose us to liability under applicable regulations and increase expenses relating to the investigation of the breach and implementation of additional preventative security measures, any of which could have an adverse effect on our business, financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and development

History

Flora Growth Corp. (the “Company,” “Flora,” “we,” “us,” “our”) was incorporated on March 13, 2019, under the laws of the Province of Ontario. We priced the initial public offering (“IPO”) of our Common Shares on May 10, 2021. We are an early-stage company with our registered office and mailing address located at 365 Bay Street, Suite 800, Toronto, Ontario, M5H 2V1. Our principal place of business in the United States is located at 3406 SW 26th Terrace, Suite C-1, Fort Lauderdale, Florida 33312, and our phone number is (954) 842-4989. Our agricultural and processing operations are in Bucaramanga and Bogotá Colombia. Our Colombian-based offices are located at Calle 93B # 13-50, Oficina 101, Edificio Hernandez, Bogotá, Colombia and and Anillo vial Floridablanca – Giron km 2.176, Centro empresarial Ecoparque Natura, Torre 1 Oficina 317, Floridablanca, Santander, Colombia.  Our website address is www.floragrowth.com. The information contained on, or that can be accessed through, our website does not constitute a part of this form and is not incorporated by reference herein. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of this website is http://www.sec.gov and you can access our filings on that website.

To date, we have financed our operations and growth though short-term loans, a Regulation A Tier 2 offering which we completed in December 2020, where we raised gross proceeds of $30 million, our IPO in May 2021, where we raised gross proceeds of $19.2 million, and a follow-on public equity offering in November 2021, where we raised gross proceeds of $34.5 million.

We are an Emerging Growth Company. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not Emerging Growth Companies, such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We will remain an Emerging Growth Company until the earliest of: (i) the last day of our fiscal year during which we have total annual gross revenues of at least $1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the closing of our IPO; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; (iv) the date on which we are deemed to be a Large Accelerated Filer under the Exchange Act, with at least $700 million of equity securities held by non-affiliates.

Further, under the JOBS act, Emerging Growth Companies can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an Emerging Growth Company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. However, given that we currently report under IFRS as required by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

For information regarding our capital expenditures, see “Item 5.B.–Liquidity and Capital Resources.”

Strategy

We are an all-outdoor cultivator and manufacturer of global cannabis products and brands, building a connected, design-led collective of plant-based wellness and lifestyle brands. As the operator of an extensive outdoor cannabis cultivation facility, Flora leverages natural, cost-effective cultivation practices to supply cannabis derivatives to its diverse business units. The foundation of our business strategy is built on three core pillars: commercial/wholesale, house of brands, and life sciences. Below is a brief summary of these three key pillars:

Commercial & Wholesale

The Commercial and Wholesale pillar encompasses our cultivation, extraction, manufacturing and distribution of cannabis, its derivatives, plant-based extracts, and white-label or custom formulations with the intent to supply both domestic and international markets for both internal and third-party applications. This business is supported by existing cultivation on 249 acres and onsite laboratory facilities in Bucaramanga, Colombia, together with two manufacturing and processing laboratories in Bogotá, Colombia and one in Fort Lauderdale, Florida.

House of Brands

Flora’s “House of Brands” consists of a connected ecosystem of wellness and lifestyle consumer packaged goods that are designed to deliver unique experiences to its customers. These brands consist of a mix of products across multiple categories including food and beverage, nutraceuticals, cannabis accessories and technology, personal care, and pet wellness, that allow us to gain meaningful access to global markets. This brand strategy allows the Company to collect customer data through first-party relationships via each brand, creating an opportunity for customer acquisition, cross-promotion, consumer insights, and a database of opted-in consumers for new brand and product development opportunities.

Our House of Brands includes;

•	JustCBD / Wellness, CBD
•	Vessel / Consumer Accessories & Technology
•	Mind Naturals / Personal Care (Skincare)
•	Mambe / Food & Beverage
•	Stardog / Lifestyle
•	Tonino Lamborghini / Beverages
•	Kalaya / Medical-OTC

Life Sciences

Flora’s Life Sciences pillar is focused on providing scientific-based research connected to molecules found in the cannabis plant. Through the Life Sciences pillar, the Company works to create education platforms as well as to initiate research studies, clinical trials, and the development of plant-based, medical-grade pharmaceuticals, phytotherapeutics, and dietary supplements for use in target and broad-based use cases leveraging multiple modalities. We are currently working on a study in conjunction with the University of Manchester in the United Kingdom to assess the benefits of a proprietary CBD formulation on patients suffering from fibromyalgia and pain-related illnesses. Additionally, Flora is seeking approval from INVIMA, Colombia’s equivalent to the FDA, for a patent-pending cannabinoid formulation for use as medicine.

Acquisitions and Investments

On February 24, 2022, our wholly-owned subsidiary Flora Growth U.S. Holdings Corp. completed the acquisition of 100% of the outstanding equity interests in each of (i) Just Brands LLC (“JBL”) and (ii) High Roller Private Label LLC (“HRPL”). JBL is based in Fort Lauderdale, Florida and is a leading distributor and retailer of cannabidiol (CBD) derived products through its widely recognized “JustCBD” brand, with HRPL manufacturing several of the leading products sold by JBL. As consideration for the acquisition, we delivered $16.0 million in cash and 9,500,000 of our privately issued Common Shares. For a more detailed description of our JustCBD brand, please see “Item 4.B.—Business overview—House of Brands,” and for more information on the terms of this acquisition, please see “Item 10.C.—Material Contracts.

On November 12, 2021, pursuant to a certain merger agreement between the Company, our wholly-owned subsidiary and certain related third parties, we acquired 100% of the capital stock of Vessel Brand Inc. (“VBI”) for consideration consisting of $8.0 million in cash and 4,557,318 privately issued Flora Common Shares.  Operating under “Vessel” as its flagship brand, VBI is a developer and retailer of high-end cannabis consumer technology and accessories. Headquartered in Carlsbad, California, VBI distributes its products throughout the United States, Canada and internationally.

On August 24, 2021, we closed our previously announced €2 million investment in Hoshi International Inc. (“Hoshi”) while also increasing our fully-diluted investment in Hoshi through a securities swap with Hoshi.  Hoshi is a privately owned, European focused, fully integrated medical cannabis company led by a well-known team of cannabis entrepreneurs. Hoshi is focused on developing and operationalizing assets across the global cannabis industry with an emphasis on cultivating, manufacturing, and distributing cannabis products throughout the European Union (the “EU”). In connection with the securities swap, we received 2,000,000 warrants to acquire up to 2,000,000 common shares of Hoshi in exchange for 225,000 privately issued Flora Common Shares.

On January 12, 2021, the Company acquired certain assets from Laboratorios Quipropharma SAS (“Quipropharma”), in exchange for $350,000. The assets included a Colombian-based laboratory (“Quipropharma”) that holds GMP certifications and can produce CBD-containing products. The Company also purchased certain real estate assets for total consideration of $1,143,000.

On December 29, 2020, we were assigned (i) a 10% membership interest in Flora Beauty LLC (“Flora Beauty”) (5% of which was owned by Luis Merchan, our current Chairman and CEO); (ii) a 10% membership interest in Hemp Textiles & Co LLC (“Hemp Textiles”) which was owned by Mr. Merchan; and (iii) a 20% membership interest in Hemp Textiles SAS (5% of which was owned by Mr. Merchan). As consideration for the assignment of such membership interests, we issued an aggregate of 148,333 Common Shares to the selling shareholders (other than Mr. Merchan) and paid $300 to Mr. Merchan. In January 2022, we completed the acquisition of the remaining 10% in Flora Beauty that we did not own from an unaffiliated third party for 100,000 of the Company’s Common Shares and a stock option, exercisable for up to 50,000 of our Common Shares at an exercise price of $1.70 per share.  Said stock option expires five years from the date of the grant. We now own 100% of Flora Beauty. Flora Beauty is hereinafter referred to as Flora’s personal care brand, Mind Naturals.

On December 29, 2020, we signed a share purchase agreement with certain shareholders of Kasa Wholefoods Company SAS Colombia (“Kasa”) to purchase 90% of Kasa for consideration of (i) $148,300 in cash and (ii) the discharge of $87,300 in liabilities of the Kasa shareholders.  Kasa is hereinafter referred to as Flora’s food and beverage brand, Mambe.

On December 29, 2020, we signed a share purchase agreement with certain shareholders of Breeze Laboratory SAS (“Breeze”) to purchase 90% of Breeze for consideration of (i) $147,300 in cash and (ii) the discharge of $58,900 in liabilities of the Breeze shareholders.  In January 2022, we completed the acquisition of the remaining 10% in Breeze for consideration of 30,282 of our Common Shares.  We now own 100% of Breeze which hereinafter shall be referred to as Flora Lab #4.

On December 18, 2020, we signed a share purchase agreement with certain shareholders of Grupo Farmaceutico Cronomed SAS (“Cronomed”) to purchase 100% of Cronomed for consideration of $992,000.

Quipropharma Lab and Cronomed, are hereinafter referred to collectively, as Flora Lab #2.

Effective October 15, 2019, we acquired 90% of the equity interests in Cosechemos YA SAS (“Cosechemos”) from various shareholders for consideration of $80,000 in cash.  We also issued such shareholders  a 10% non-dilutive, free carried interest in Cosechemos (the “Free Carry”). Pursuant to the shareholders agreement between the Cosechemos Vendors and us (the “Shareholders Agreement”), we are funding the operations of Cosechemos and the shareholders equity interest in Cosechemos cannot be diluted by such funding during the time that the Free Carry is in effect. The Free Carry will automatically terminate upon such time as we invest an aggregate of $25 million into Cosechemos.  Upon the termination of the Free Carry, the Cosechemos shareholders will be required, if needed by Cosechemos, to fund the operations of Cosechemos on a pro rata basis or risk having their equity interest in Cosechemos diluted.  Additionally, we are required to pay the Cosechemos shareholders, as a one-time payment, $750,000 within 60 days of Cosechemos earning a net income of $10 million.

4.B. Business overview

Our Mission

Flora’s mission is to build a design-led collective of plant-based wellness and lifestyle brands that delivers the most compelling customer experiences in the world, one community at a time.

Our Core Business

We are an all-outdoor cultivator and manufacturer of global cannabis products and brands, building a connected, design-led collective of plant-based wellness and lifestyle brands. As the operator of an extensive outdoor cannabis cultivation facility, Flora leverages natural, cost-effective cultivation practices to supply cannabis derivatives to its diverse business units. The foundation of our business strategy is built on three core pillars: commercial & wholesale, house of brands, and life sciences. Below is a brief summary of these three key pillars:

Commercial & Wholesale

The Company’s cultivation and extraction facility is located at Anillo vial Floridablanca – Giron km 2.176, Centro empresarial Ecoparque Natura, Torre 1 Oficina 317, Floridablanca, Santander, Colombia. Our cultivation farm and processing facility were designed for natural, organic outdoor grown legal cannabis and processing into commercial and medical-grade ingredients and related products. The primary business is commercial wholesale for export and includes THC and CBD dried flower and distillates and CBD isolates.

Flora currently has 4 strains of cannabis approved for commercial use and an additional 8 strains (cultivars) under evaluation with the Instituto Colombiano Agropecuario (“ICA”). We have also completed commercial arrangements to cultivate, process and sell an additional 5 strains previously registered with ICA for commercial use. We develop final (dried flower, distillate and isolate) products consistent with medical cannabis industry standards and pharmaceutical procedures. Our commercial and wholesale portfolio of products includes a variety of THC and CBD both dried flower and formulations designed to meet international and domestic standards as well as evolving legal market opportunities. The Company is licensed to grow, convert and export both non-psychoactive cannabis (less than 1% THC) and psychoactive cannabis (higher than 1% THC). Effective March 2022, the Colombian federal regulators granted the Company an export quota of 43,600kg of psychoactive cannabis and derivatives for the calendar year 2022.

Psychoactive Cannabis Cultivation License

On August 22, 2019, we applied to the Ministry of Justice for a psychoactive cannabis license (the “Psychoactive Cannabis License”), which authorizes the cultivation of psychoactive cannabis plants for (i) seeds and cuttings production;; (ii) the manufacture of derivatives; and (iii) scientific research purposes. Besides cultivation, licensees also have an authorization to store, commercialize, distribute and transport psychoactive cannabis plants, as well as dried cannabis flower.  Flora obtained this license on March 10, 2021 and received an updated export permit of 43,612.6 kilograms on March 11, 2022 for the calendar year 2022. See “—Regulatory Environment."

Cannabis Manufacturing License

On August 14, 2019, the Company applied to the Ministry of Health and Social Protection (the “Ministry of Health”) for its cannabis manufacturing license. This cannabis manufacturing license was granted as of November 9, 2020. See “—Regulatory Environment."

ICA Permit

Currently, the Company has 4 varieties of both THC and CBD medicinal cannabis registered with the ICA and has the registration as the producer of several additional selected seeds under review at ICA. Upon receiving an update to the ICA Permit (8 currently approved), the Company will commence with commercial investigation and cultivation of additional strains. See “—Regulatory Environment."

Non-Psychoactive Cannabis License

The Company applied for a non-psychoactive cannabis license (the “Non-Psychoactive Cannabis License”) on September 6, 2018 and the Ministry of Justice granted the Non-Psychoactive Cannabis License on May 15, 2019, through Resolution N° 484. The Non-Psychoactive Cultivation License grants us the right to cultivate non-psychoactive cannabis plants for: (a) grain and seeds production; (b) manufacturing of derivatives; and (c) industrial production. The Cannabis Non-Psychoactive Cultivation License does not require a quota. The license is valid for up to five (5) years and can be renewed for an additional five-year term. The Colombian government maintains the right to monitor the activities performed by the corresponding licensee. See “—Regulatory Environment."

Property, Plants and Equipment

Cultivation Operations

Our cultivation operations are conducted on our 361-acre farm located in Girón, Colombia, of which 249 acres are licensed for cannabis cultivation. Our farm is situated in a tropical rainforest climate throughout the year with limited temperature variation and precipitation that consistently receives approximately 12 hours of daylight, year-round, with very little seasonal variability. Consistent precipitation (rainfall) is ideal for controlling humidity and moisture levels within open-air grows and nursery greenhouses. Our farm’s location and infrastructure are further well-suited to supply international markets as it is only 6.2 miles from Palonegro International Airport in Lebrija. Flora’s cultivation farm includes:

•

Breeding – We built a five-acre area for the implementation of our genetic improvement program and to obtain propagation material (seed, cuttings, in vitro plants), including a greenhouse of 1,520 square meters, open field area (area of crosses and evaluation of genetic material), reproduction laboratories and plans to implement a tissue culture lab, which is estimated to be completed in the fourth quarter of 2022.

•

Propagation Center – We have completed a 16,361 sq ft greenhouse which has the capacity to produce 23,000 root cuttings weekly. We intend to build another 16,361 sq ft of greenhouse by the end of 2022 capable of supplying an additional 23,000 rooted cuttings per week from 3,000 mother-plants. The estimated number of plants that are required to support a planned 249-acre cultivation and harvesting operation at the farm is 46,000 plants per week (23,000 in each greenhouse). The primary function of the propagation center is to develop and propagate a steady stream of genetically identical cuttings (clones) that will supply our cultivation lots, where they will grow into flowering plants that eventually yield the harvested cannabis flower that is sent for processing into standardized, medical-grade oil extracts at our state-of-the-art drying and processing center.

•	Warehouse – During the third quarter 2021, we constructed a 1,614 sq ft warehouse for the housing and storage of all equipment required at the farm.

•

Housing for Technical Team – During the second quarter of 2021, we constructed 1,100 sq ft of residential quarters to host our technical team. Four members of the technical team reside at the farm to ensure that its crops have constant surveillance.

•

Fertilization Center – We have constructed three fertilization centers, each approximately 1,100 sq ft, which contain the fertilization infrastructure and equipment needed for the farm, including pumping system, filters and automation tanks.

•	Deep Water Well – Flora has received approval to build a 328-foot deep well in 2022, as an additional source of water to be stored in the water reservoir (see below).

•

Water Reservoir – Flora intends to construct a one-hectare water reservoir which shall have a capacity of approximately 30,000 m3 of water. We expect the water reservoir will be filled with water from the underground aquifer and the deep well during the fourth quarter of 2022.

Flora leases the farm pursuant to a lease agreement (the “Farm Lease”), dated May 2, 2018, as amended, with C.I. Gramaluz S.C.A.  The term of the Farm Lease is five (5) years effective since September 1, 2019 and Flora pays approximately $5,800 a month to lease the farm.  There is an option to extend the Farm Lease for an additional five-year term unless we or the lessor provides notice to terminate the Farm Lease at the end of the original term.  Pursuant to the Farm Lease, we have the right to purchase the farm at a price to be determined by an arm’s length third party appraiser from the real estate association of Bogotá, Colombia.

Flora constructed a helicopter pad that allows individuals or supplies to be moved to and from the farm. It takes approximately five minutes to fly by helicopter from the farm and Palonegro International Airport in Lebrija.

Flora Laboratories

Flora Lab #1

Flora Lab #1 is located on the premises of our farm is in Bucaramanga, Colombia. During the fourth quarter of 2021, we completed the construction of a research technology and processing center located on the farm, which includes a cryo-ethanol biomass extraction filtration and recovery system, isolation, drying and dehumidification, sterilization and storage in an area of approximately 11,500 square feet. Flora Lab #1 is comprised of: (i) flower automated drying machines, (ii) a grinding and milling area, (iii) extraction areas, and (iv) a phytocannabinoid quality control laboratory, a soil laboratory, a phytopathology laboratory and a beneficial microorganism multiplication laboratory. Flora Lab #1 is designed to be capable of processing the Company’s perpetual harvest cultivation and can currently process up to 600kg/day of biomass. The facility is also designed to be expandable and able to process cultivation up to the fully-licensed acreage. We may expand the processing capabilities of our lab over time as market demand increases.

Flora Lab #2

The Company’s acquisitions of Quipropharma Lab and Cronomed in Bogotá, Colombia constitute our “Flora Lab #2.”  To date, Flora Lab #2 has focused on the design and development of dermo-cosmetic products to respond to the needs of consumers, health specialists, patients and therapists. Flora Lab #2 also manufactures custom formulas and premium personal care products for business to consumer (“B2C”) clients registered at the Instituto Nacional de Vigilancia de Medicamentos y Alimntos (“INVIMA").

Custom formulas may range in complexity from a single ingredient product to a product featuring multiple ingredients. The custom formulation process includes the modification of an existing product or the development of an entire new product to target a specific concern. Flora Lab #2 currently provides a variety of custom products for established customers and is involved in every phase of product development. Flora Lab #2’s portfolio of products and services include GMP-certified manufacturing of phytotherapeutics, dietary supplements and topical products.

Flora Lab #2 also employs a business-to-business (“B2B”) model, selling its products to wholesalers, pharmacies and retailers. Flora Lab #2 is focused on the commercialization and distribution of over-the-counter products, including dietary supplements, phytotherapeutic and nutraceutical products, supplements and related products to large channel distributors, including pharmacies, medical clinics, and cosmetic companies.

Flora Lab #2 uses third-party white-label producers (including international suppliers Athena from France and Nyells from the United States, and domestic suppliers such as Coaspharma, Colompack, Syntofarma, Vital Hands, Nutripharma, among others) to manufacture its products under its various brands and has strong relationships with such producers and suppliers of raw materials.  In addition, Flora Lab #2 sources a majority of its raw materials within Colombia and the active pharmaceutical ingredients (API) are supplied by both Colombian and international companies from various countries including the United States, China and Germany.

Flora Lab #3

In February 2022, we acquired HRPL, a leading manufacturer, distributor, and retailer of cannabidiol (CBD) derived products. HRPL’s laboratory (hereinafter referred to as “Flora Lab #3”) is located in Fort Lauderdale, Florida, and can manufacture white label CBD solutions across 15 categories, including gummies, topicals, and tinctures. HRPL was founded in 2018 and has consistently expanded its footprint to meet demand. HRPL’s primary business model is to produce JustCBD branded goods, however, HRPL also manufactures CBD products for other third party customers and expects to continue to grow third party revenue opportunities. HRPL is currently operating in an 18,000 sq ft facility that contains a lab for R&D, formulating, testing, a drying room, storage area, automated packaging lines for gummies, and bottling lines for tinctures, topicals, and other bottled products. In addition, Flora Lab #3 can conduct in-house potency testing to test the efficacy of products produced. We currently lease Flora Lab #3 for $39,500 a month, pursuant to a lease agreement that expires on June 30, 2022. We are actively seeking to lease a larger facility for Flora Lab # 3 and expect to enter into a new lease prior to June 30, 2022.

Flora Lab #4

Flora Lab #4 is in Bogotá, Colombia and is comprised of the Breeze assets.  Flora Lab #4 is focused on the commercialization and distribution of pharmaceutical and custom phytotherapeutic formulations.

House of Brands

JustCBD

JustCBD is Flora’s leading consumer packaged goods brand. JustCBD was launched in 2017 with a mission to bring high-quality, trustworthy, and budget-friendly CBD products to market. JBL, together with HRPL, is a leading manufacturer, distributor, and retailer of cannabidiol (CBD) derived products. JustCBD currently offers over 350 products across 15 categories through its wholly-owned subsidiaries, including CBD gummies, topicals, tinctures, and vape products and ships to over 11,500 independent retailers worldwide. JustCBD is a lifestyle wellness brand with a wide array of product categories including edibles, bath and body, pets, sports recovery, and more. JustCBD is available for purchase in smoke and vape shops, clinics, spas and pet stores, as well as other independent non-traditional retail channels. JustCBD’s products are third-party lab-tested to ensure quality. These lab reports are accessible via a QR code on product labels and online.

In JustCBD’s 26,000 sq ft facility, distribution, wholesale (B2B), and direct-to-consumer (D2C) orders are fulfilled and shipped worldwide. We lease this facility for $25,862 a month, pursuant to a lease agreement that expires in April 2024. JustCBD recently entered the South American market with both wholesale and retail operations along with active expansion efforts into the United Kingdom, France, and Germany. As of December 31, 2021, JustCBD shipped over 4.8 million products worldwide. In addition, JustCBD has a subscriber base of over 500,000 customers worldwide. We believe these existing customers have affirmed JustCBD’s product quality and experience, awarding over 30,000 five-star reviews to date. JustCBD has also recently deployed a subscription model where over 5,000 customers have signed up to receive recurring monthly orders. We expect the volume of subscribers to continue to grow throughout 2022 and beyond, which will be a meaningful component of our e-commerce strategy, further increasing the lifetime value of JustCBD’s customer base.

Vessel

Vessel is Flora’s cannabis accessory and technology brand currently servicing the United States and Canada through direct-to-consumer and retail sales. The products include cannabis consumption accessories, personal storage, and travel accessories for vape and dry herb categories, which are sold to dispensaries, smoke shops and cannabis brands. Vessel is a lifestyle brand, developing products for key consumer personas interested in “elevating” the consumption experience. The majority of revenue from Vessel is captured in the United States via its direct-to-consumer website.  Our VBI operations are headquartered at 2236 Rutherford Rd., Suite 103, Carlsbad, California 92008, where we lease 12,000 square feet of office and warehouse space for $30,000 a month, pursuant to a lease agreement that expires in July 2027.  Our acquisition of VBI in November 2021 affords Flora the opportunity to expand its fulfillment capabilities to both the west (Carlsbad, CA) and east coast (Fort Lauderdale, FL), which we believe provides several potential business synergies.

VBI was founded in 2017 by James Choe (Flora’s current Chief Strategy Officer) with the intent to design and build better cannabis accessories for the burgeoning market in the United States. The initial product mix was focused on the popular 510-thread compatible battery market. With 510 thread cartridges being the predominant form factor and delivery method in the vaping category, VBI sought to build a battery that would be compatible with the majority of cartridges in the market, agnostic to oil brands and producers. The launch of Vessel took place in October 2018 and featured six styles to address various segments of the consuming audience.

In late 2019, VBI began to introduce additional ancillary items that would complement the consumption experience including storage cases and charging stands compatible with the batteries. In the summer of 2021, VBI expanded the Vessel line to include dry-herb accessories to address the large cannabis flower consuming audience. Since the initial launch of four dry herb SKUs, Vessel has added an additional ten SKUs to better support the category. Since its inception, VBI has grown its customer database to 150,000 subscribers and optimized customer acquisition costs from an initial $200 per customer to a blended rate of $16 per customer acquisition.

Since its launch, VBI has broadened its Vessel product offering to include pen-style and palm-sized vape batteries, charging stands for its vape collection, storage cases, travel wallets, protective sleeves, patent-pending “one-hitter” all brass pipes, “one-hitter” glass pipes, storage jars, lighters, dry herb grinder, and ashtrays. VBI holds a number of patents and trademarks on its portfolio of products. See “Our Intellectual Property Portfolio,”

VBI uses a mix of owned and paid, on and offline channels for both brand awareness and customer acquisition. VBI engages in paid media buys, advertising, affiliate marketing, newsletter buys, influencer seeding, and content sponsorships. VBI also produces owned content in both written and video formats to support owned channels via the website, social media, and YouTube. In addition, VBI frequently participates in various industry events and tradeshows.

Vessel sells through three primary channels:

•

Direct-to-Consumer (D2C): via www.vesselbrand.com which accounts for the majority of Vessel revenue. Vessel’s D2C model is only currently offered in the United States with plans to expand its D2C reach to Canada in the second quarter of 2022.

•

Retail Distribution: This channel encompasses cannabis dispensaries (over 400 stores in North America), smoke shops, and boutiques purchasing at wholesale, as well as domestic and international distributors representing Vessel in specific regions and reselling the Vessel product to wholesale accounts.

•

Business-to-Business (B2B): Vessel engages multi-state operators (“MSO”), licensed producers (“LP”), and brands through OEM and ODM programs consulting, designing, and managing supply chain and logistics on varying levels of custom-branded product.

Mind Naturals

Mind Naturals is Flora’s clean beauty brand. Mind Naturals’ skincare and beauty products are made with innovative ingredients such as CBD oil extract, hemp seeds for exfoliators and other natural ingredients. Flora sources CBD, cosmetic ingredients and packaging components from the larger global supply chain for manufacturing and packaging of the Mind Naturals brand.

Mind Naturals entered the United States skincare market with sales commencing in September 2020. The Mind Naturals products represent a socially conscious approach to the industry by creating products that are paraben and phthalate free, vegan, and absent any ingredients that utilize animal-testing. The skincare brand is formulated with and without CBD oil as a key ingredient, alongside other natural ingredients, some of which are endemic to Colombia and the Amazon forest.

Mambe

Our Mambe brand of products includes juices, exotic fruits coated with chocolate, chocolate bars (with non-GMO and Kosher certified) as well as dried fruits, beans, and pulp from Amazonian fruits. Mambe products are made using organic and sustainable methods.  The Mambe brand operates primarily on a B2B model, where it sells to both distributors and retail businesses.

Over the last three years our Mambe juices have been distributed in Colombia, primarily in supermarkets, discount retailers, coffee shops, restaurants and airports in Bogotá, Colombia, including well-known Colombian retailers Tostao, Jumbo, Ara, Xue and Sipote Burrito.

In February 2022, the Colombian President Ivan Duque signed into effect Resolution 227, which provided the necessary framework for the use, distribution and export of cannabis derivatives, dried flower, and other non-psychoactive derivatives. This resolution expanded upon the law changes that were signed into effect in July 2021 by providing the technical requirements for companies to register and proceed with the commercialization of cannabis products, including non-psychoactive cannabinoid containing food and beverage products. Specifically, these changes to the law have allowed for the formation of a domestic market for the sales of cannabinoid containing food and beverage products in Colombia as well as permitted their development and manufacturing for international export.

During the first quarter of 2022, we launched a Mambe line of flavored dried habas (fava beans) in various size formats for the Colombian market. We will explore launching these Mambe products in the U.S. market in 2022.

Over the past year, we have focused our research and development efforts on creating CBD-containing versions of our existing Mambe products, including our existing juices and chocolates, as well as developing new products that contain CBD, potentially including sparkling seltzers, gummies, and healthy snack foods. In February 2022, after Resolution 227 was signed into effect, we filed to register twenty-three (23) cannabinoid-infused food and beverage products with the Instituto Nacional de Vigilancia de Medicamentos y Alimentos (INVIMA) (equivalent to the U.S. FDA).

To market our Mambe products, we are focusing on digital strategies, such as working with influencers, digital advertising, public relations firms, social media, and paid search and email marketing to widen reach of our products and brands through wholesale, retail and e-commerce.

Flora relies on a combination of trademark, patent, copyright and trade secret protection laws in Colombia to protect our intellectual property and our brands. With respect to the Mambe brand, we hold four sanitary registers of INVIMA for the production and export of its juices and botanicals, permitting eighteen recipes of juices for distribution. These registration expiration dates range from July 2022 to February 2031, with options to renew upon expiration.  We do not anticipate any difficulty renewing these registrations to the extent we choose to do so.

Stardog Loungewear

In June 2020, we launched our inaugural lifestyle brand, Stardog Loungewear (“Stardog”), a consumer-facing apparel brand that designs and markets loungewear made from hemp-derived fabric and materials. We commercialize the brand through both e-commerce and brick and mortar retail locations. In December 2020, we opened our first brick and mortar retail store to sell our products in Bogotá, Colombia at the Parque la Colinas shopping center. In December 2021, we opened our first U.S.-based retail location in the Wynwood district of Miami, Florida. In January 2022, select Stardog Loungewear products became available for sale on Macys.com.

Stardog Loungewear markets itself as a lifestyle brand for consumers who are eco-conscious. We are able to distribute these products worldwide through e-commerce channels as hemp fabric is not regulated as a controlled material. Stardog products are currently manufactured in Colombia using hemp fabrics primarily from Turkey and China.

Initially, Stardog launched with an inaugural collection for men that included jogger pants, house shoes, crew neck sweaters, hoodies, t-shirts, henley shirts, robes and shorts. In the Spring of 2021, Stardog launched its inaugural women’s collection that included tank tops, shoes, pants, robes, pants, and jackets. On an ongoing basis, Stardog launches seasonal collections with updated designs and new colors and products.

Stardog products use eco-conscious materials wherever possible to appeal to its intended consumer. This includes design materials such as shoe soles that include recycled coffee, hemp-based tags, organic fabric inputs, among other initiatives.

We operate our Stardog brand through our subsidiaries Hemp Textiles & Co SAS and Hemp Textiles & Co LLC.

Tonino Lamborghini

On November 9, 2021, we entered into an exclusive license agreement with Tonino Lamborghini S.P.A. ("TL") for the manufacturing, promotion and distribution of Tonino Lamborghini branded beverages using CBD in North America and Colombia.

The initial product launch is expected in the late second quarter of 2022 and will include cold coffee beverages. Flora also retains the right of first refusal ("ROFR") on any or all additional Tonino Lamborghini products containing cannabinoids in North America and Colombia which may include, but are not limited to, beverages, edibles, wellness or other ingestibles and for the expansion or addition of new geographic regions or territories. The Flora/TL beverages will be all marketed with high-end positioning among competing fast-moving consumer goods of similar product quality.

The license agreement is based on an initial three-year term with a projected five million units (individual beverages) sold within that period. Flora, may at its option, cancel the agreement after one year with no penalty or additional charges. The license agreement includes a minimum guaranteed royalty of $250,000 USD in year one of the agreement that increases with the scope and size of the projected sales in each subsequent year.

KaLaya Naturals

On November 26, 2021 we entered into a definitive agreement with Canada-based Avaria Health & Beauty Corp. (“Avaria”) to form FloVaria Corp. (“FloVaria”), a joint venture company equally owned by the Company and Avaria.

Created by a Canadian medical doctor and pharmacist, KaLaya Naturals offers natural product formulations for pain relief. Through FloVaria, our various manufacturing and sales groups will provide distribution, supply chain, and marketing support of KaLaya Naturals’ therapeutic skin products in Colombia, Mexico, and potentially other Latin American (“LATAM”) or EU countries. Avaria will initially supply the finished product to FloVaria from Canada. In the event that manufacturing costs from Canada become materially higher than the cost to produce in Colombia, FloVaria will explore moving its supply chain activities of Avaria products to Flora Lab #2.

Flora is currently registering KaLaya products in Colombia and Mexico. Flora Lab #2 is currently working to produce FloVaria’s cannabinoid-infused products, with an emphasis on incorporating cannabidiol, using cannabis from our cultivation facility. These products are expected to be distributed across LATAM using Flora Lab #2’s established distribution channels, with the goal of exporting to the U.S. market, where Avaria recently launched its KaLaya brand.

Life Sciences

Led by Dr. Annabelle Manalo-Morgan, Ph.D, a member of our Board of Directors and our Lead Scientific Advisor, Flora’s research arm seeks to support leading scientists and research institutions such as Vanderbilt University and the University of Manchester to advance access to the research of cannabinoid-based medicine. We are looking to identify the most efficacious combination of plant-based compounds and derivatives to provide consumers with products that satisfy the commitment to better living through thoughtful and curated wellness.

Obtaining preclinical data is a complex multistep process that gathers information on the safety and efficacy of new drug formulations. Traditionally, preliminary work in cellular, tissue, and animal-based studies required for an FDA approval, or similar approval in countries outside the United States, are performed at academic institutions. We have completed the first phase in preclinical assignments with our University of Manchester partners and we are defining patient protocol for our anticipated study that will assess the benefits of a proprietary CBD formulation on patients from fibromyalgia and pain-related illnesses and, subject to positive feedback, seek approval from the National Health Service.

Separately, we have initiated preclinical studies to support a new pharmaceutical cannabinoid formula for the prevention of Sars-Cov-2 and to register dietary supplements with INVIMA to launch in the Colombian market in 2022.

In addition to research, the Life Sciences group works to produce comprehensive and interactive cannabinoid educational materials for a network of institutions and independent learners through online platforms. The goal is to demystify the cannabis sector and provide working knowledge to the academic and private sectors of the advancements in the cannabis market. The Company has already completed development on the first part of this educational content, by creating the “Business of Cannabis” educational course. Delivered in Spanish and primarily targeting LATAM markets, this course provides an extensive overview of the principles and requirements of a business in the cannabis industry and the principals of entering the international cannabis market. These paid courses are part of a network of online learning tools and available to the public, through specific partner educational institutions.

We intend to continue to expand our education platform through our Life Sciences business to include:

•	Agriculture and Cannabis Cultivation
•	The Medical Cannabis Market
•	Cosmetics and CBD
•	Nutraceuticals and CBD in Wellness Products

The Company currently works with a network of institutions and design partners to build these programs and uses engaging video lectures, interactive dynamic graphics and data visualizations to create accessible digital content. The Life Sciences group together with these partner education institutions provide online programs for students who are looking to expand their capabilities during their education or even in the context of their current job or training.

The Global Cannabis Industry

Expanding Cannabis Market

The global cannabis market is growing at approximately a 22% compounded annual growth rate (CAGR) and projected to reach approximately $50B by 2025 globally.  Flora’s initial focus is on selling products in Colombia, the United States (CBD only), the European Union (“EU”), Australia and Mexico in the short term, with expansion to other Latin American countries and Canada, subject to regulatory conditions and import requirements in such countries. Consumer products, cosmetics and food and beverage products with a shifting focus away from dried flower and onto derivatives (extractions, oils, isolates and finished products) presents the biggest opportunity in the cannabis market globally. Flora believes that the cannabis market presents a natural and underutilized opportunity to diversify revenue streams across business and consumer segments including wholesale, wellness, beauty, apparel, technology, and food and beverages.

Colombia

Serving Colombian local markets and certain countries in Latin America that have legalized medicinal cannabis and allow for the importation of CBD-based products, addresses the medicinal cannabis needs of prospective Colombian patients with conditions potentially suitable for treatment with medical cannabis. Colombia has more than 18 trade agreements worldwide, including with the United States, Canada, and the European Union, and is a founding member of the Pacific Alliance Regional trade block.  This gives Colombian-based companies access to more than 65 countries.

In 2022, the Colombian government passed Resolution 227 and Resolution 539, completing the necessary guidelines for cannabis agriculture and manufacturing proposed in Decree 811. Resolution 227 provides the necessary framework for the use, distribution and export of cannabis, dried flower, and other non-psychoactive derivatives. On April 1, 2022, the Government of Colombia finalized the cannabis flower regulatory checklist under Resolution 539 permitting licensed cannabis cultivators with export quotas, including Flora, to pass a mandatory approval process for the export of both CBD and THC flower.

On January 1st, 2022 insurance providers in Colombia were mandated to cover the costs of both THC and CBD medical products which covers 97% of the countries over 55 million person population.

United States

The United States currently has 20 legal states providing for “adult use” of recreational cannabis and 37 states providing for some access to cannabis through a hybrid or medical program. In 2022 this is projected to produce a $26.5 billion market with a 22% CAGR. As Flora is listed on the Nasdaq Capital Market that maintains the U.S. federal prohibition on cannabis products containing THC, we operate exclusively today in the CBD-based or accessory business in the U.S. market. This includes importing cosmetic and beauty products, accessory and non-cannabinoid products and CBD products produced by our JustCBD brand in Florida. According to Brightfield Group, the U.S. hemp-derived CBD market reached $5.3 billion in retail sales in 2021 and is expected to grow to $16 billion in 2026. This would imply 15% growth over 2020 sales of $4.6 billion and a 23% CAGR from 2021 to 2026.

Europe

The European cannabis landscape continues to advance largely with Germany, Malta, Switzerland, Poland and the United Kingdom being the furthest ahead by means of establishing a legal cannabis framework. At the end of 2021, Germany announced it would begin the process of moving towards a fully legal cannabis industry, second only to Malta. Prohibition Partners, a leading market intelligence firm on the global cannabis industry, estimated that the European cannabis market will be worth €403.4 million by the end of 2021 and will grow at a CAGR of 67.4% from 2021 to reach €3.2 billion by 2025. Products like CBD edibles continue to be governed by the EU Novel Food Act and as a result provide near term upside for the Company.

Medicinal Cannabis Market

Flora Growth currently serves the domestic Colombian market and has entered into agreements with distributors in Latin America that have legalized medicinal cannabis and allow for the importation of CBD-based products. The CBD dominant cannabis products will mainly be focused on addressing the medicinal cannabis needs of prospective Colombian patients with conditions potentially suitable for treatment with medical cannabis. Such conditions include anxiety, insomnia, anorexia, chronic pain, epilepsy, chemotherapy-induced nausea and vomiting, post-traumatic stress disorder (PTSD), Parkinson’s disease, Tourette syndrome, irritable bowel syndrome (IBS) and spasticity associated with multiple sclerosis (MS) and spinal cord injury (SCI).

The market for medicinal cannabis in Colombia is evolving with limited supply and few authorized producers of THC dominant cannabis. There are comparatively more producers of CBD dominant cannabis as production of CBD cannabis is not subject to the quota system in Colombia. Although competition in the market is growing, management believes that we are competitively positioned to capitalize on our early mover status and to satisfy a significant portion of the market’s demand for medicinal cannabis.

The global cannabis industry is experiencing significant change as governments embrace regulatory reform, liberalizing the production and consumption of cannabis. It is possible that foreign corporations may enter the Colombian market as a result of Colombia’s regulatory regime, creating the prospect of Colombia becoming a hub for future industry development. In addition, we may face new competition with other licensed cannabis producers offering similar products to our products.

Pharmaceutical Market and Health Sector

According to the data reported to the Drug Price Information System, pharmaceutical sales have shown sustained growth in recent years, although in 2019 it grew at the lowest rate since 2015.  In turn, the units sold rose from 1.06 billion in 2018 to 1.08 billion in 2019, showing a 2% increase.  In 2020, drug makers raised prices on more than 860 drugs by around 5%, on average, according to 3 Axis. Drug price increases have slowed substantially since 2015, both in terms of the size of the hikes and the number of drugs affected. Drug increases come at a time where increased pharmaceutical engineering has moved to fight COVID-19, with many companies exploring CBD as a drug to combat COVID-19.

The health sector in Colombia offers various business opportunities in vaccine and biotechnological drug production centers, as well as in the medical cannabis market. Flora Lab #2’s research and development teams are exploring how its product line can incorporate CBD-oil to improve the effectiveness of its products and develop new products using CBD as an active ingredient. We believe that Colombia has become a benchmark in this industry as, to our knowledge, one of the first countries to structure a regulatory framework for the safe and informed access to the medical and scientific use of the plant and its derivatives. Furthermore, the chemical sector in Colombia has adopted several international regulations, such as the Good Laboratory Practices (GLP) and the Globally Harmonized System (GHS).  In addition, Colombia has implemented its own control system for substances that could be used for illegal purposes, and it is currently implementing environmental protection systems such as the Pollutant Release and Transfer Registry (PRTR).

Despite Colombia’s struggle with counterfeit medicines and restrictive pharmaceutical pricing environment, the country’s large and burgeoning population and recent legislative commitments to improving healthcare access will continue to offer growth opportunities to drug-makers.  Flora anticipates competing with other manufacturers and distributors of over-the-counter pharmaceutical products in Colombia, the United States and Canada as it moves forward with the execution of its international business plan. Flora Lab’s operations and ability to compete internationally have benefited from joining due to vertical integration synergies and access to our management team, board of directors and advisors as well as capital to grow its business.

Skincare and Beauty Market and the Cosmetics Sector

Some of Flora’s objectives are to compete in the CBD beauty and wellness markets in Colombia, North America and Europe, provide visibility to the quality of the products that are grown and developed in Colombia, and create skincare and beauty products that promote well-being and are part of the beauty routine of the more conscious women.

The focus is on selling Mind Naturals’ personal care products in the United States and Colombia in the short term, with expansion to other Latin American countries, Canada and Europe, subject to regulatory conditions in such countries.  Presently, the United States allows for the commercial production and distribution of skincare products containing CBD. Mind Naturals’ products are already being sold in Colombia at S.A.C. I. Falabella (“Falabella”) and online at www.mindskincare.com. Falabella has retail stores in large South American countries such as Mexico, Chile, Peru, Argentina and Colombia and is considered the largest and most valuable retail company in Latin America.

According to Prohibition Partners, the beauty industry worldwide generated $524 billion in revenue in 2019 and is projected to grow to over $800 billion by 2023, making it one of the fastest growing segments in retail. At the center of it is the United States, which represents $20 billion in sales in 2019 and leads the world in trends and brand adoption.  The global CBD skincare market was valued at $710 million in 2018 with projected sales of $959 million by 2024.

The cosmetics sector is a growing market in Colombia and in the world. The director of the Chamber of the Pharmaceutical and Toiletries Industry of the National Association of Business of Colombia (ANDI) reported that in 2019 the cosmetics industry represented sales of more than $3.57 billion in Colombia.

Lifestyle Apparel Market

According to Global Newswire, the global sleepwear and loungewear market are poised to grow by $19.5 billion during 2020-2024, progressing at a CAGR of 9%.  Moreover, according to Bloomberg, the loungewear market is expected to reach $47.8 billion by 2025, making it a very interesting market to focus on.  While apparel sells were down in 2020 by 52%, loungewear sales grew by 22.5%, representing a compound gap of 77.5% according to Forbes. This contrast has made many players turn their eyes to the loungewear subcategories, such as activewear, sleepwear and home comfort wear. Some companies in the sector, such as Alo Yoga, had 40 million in sales on cyber-Monday alone. Lululemon is expected to hit a $50 billion market cap this year and was listed by the Financial Times as one of the companies that has had the biggest growth during the COVID-19 pandemic.

While this indicates a strong interest for loungewear products by consumers, it also indicates the level of competition that there already is. The clothing and loungewear in Colombia and the United States is highly competitive with a few companies sharing a large share of the market, however, we believe that there is a need in the marketplace for hemp-based products specifically.

In addition, our loungewear and textiles business have a degree of seasonality due to the fact that the fabrics are warm and are designed to be loungewear.  To mitigate any seasonal risk, Hemp Textiles is designing a summer collection to be suitable for warmer seasons.  Nonetheless, in the retail sector, the e-commerce second semester is typically stronger than the first semester, in part, due to increased consumer buying during the holiday season.

Food and Beverages Market

Flora’s principal market over the last three years for its Mambe juices has been in Colombia, primarily in supermarkets, discount retailers, coffee shops, restaurants and airports in Bogotá, Colombia, including well-known Colombian retailers Tostao, Jumbo, Ara, Xue and Sipote Burrito. Flora’s products are not subject to strong seasonality concerns in Colombia.

We intend to expand Mambe’s offerings over the entire Colombia domestic territory over the next three years and export its portfolio of products to the United States and Canada. The Mambe chocolates and juices became available, without any cannabinoids, in the United States and Canada during the first quarter of 2021.  We intend to distribute Mambe’s juices, chocolates and botanicals with various cannabinoids in the North American market in 2022, subject to approval from the U.S Federal Food and Drug Administration.

With respect to the juice market, Mambe aims to penetrate the Canadian market and later into the United States in 2021.  According to Statista, global soft drink revenue amounted to a volume of $667.38 million in 2020. In global comparison, most revenue is generated in the United States ($280.51 million in 2020).

In addition, we aim to penetrate the Canadian market with our Mambe chocolates, initially targeting Toronto, Ottawa and Montreal, with its first buyer being Expod Services de Exportation (based in Montreal). According to Statista, Canada’s revenue in the confectionery segment amounts to $9.44 million in 2020. The market is expected to grow annually by 1.8% (CAGR 2020-2025).  In global comparison, most revenue is generated in the United States ($176.01 million in 2020).  The average per capita consumption stands at 24.9 kg in 2020.

Our Competitive Strengths

The market for medicinal cannabis in Colombia is characterized by a shortage of medical grade cannabis, with few authorized producers of tetrahydrocannabinol, or THC, dominant cannabis. There are comparatively more producers of CBD dominant cannabis as production of Cannabidiol, or CBD, cannabis is not subject to the quota system in Colombia, which is a system established by the Colombian government to limit the production volume of cannabis plants and derivatives. Although competition in the Colombian market is growing, Flora believes that it is competitively positioned to capitalize as an early mover and to satisfy a significant portion of the market’s demand for medicinal cannabis. Flora also sees a lack of Colombian extractors striving for EU GMP certification to allow for global distribution of finished isolates and distillates.

Due to the competitive and dynamic nature of the emerging cannabis products market and rapid changes in the regulatory environment, Flora does recognize the need to remain flexible, so it can react to opportunities and risks as they develop. Management will continue to re-evaluate and re-prioritize strategies to respond to these developments. We are actively fostering a culture of continued agility and exploration since the ability to pivot depending on market dynamics will deliver competitive advantage.

Flora’s experienced management team provides a competitive advantage in the emerging cannabis industry.

Management expects that its experience and strong understanding of Colombia’s regulatory framework, the agricultural and scientific processes necessary to develop high quality and consistent medicinal cannabis products, as well as the knowledge and expertise in go to market strategy for its portfolio of brands, provides the Company with a competitive advantage in the emerging cannabis industry.

The Colombian cultivation advantage for the operation of our business.

Outdoor cannabis cultivation in Colombia with environmental conditions that allow us to have five crop cycles (harvests) per year, compared to 1-2 in other outdoor growing countries.  This allows Flora to grow cannabis with a larger output per square foot. Further, according to Bloomberg, the strength of the U.S. dollar is projected to provide us with a cost advantage over our competitors, due to each dollar going further in Colombia as compared to other countries (1 USD = approximately 3,850 Colombian pesos). In addition, according to Digital Logistics Capacity Assessments, Colombia has a workforce highly-skilled in agriculture at only 1/10th of the cost compared to the United States.

Production of natural cannabis and derivative products to capitalize on rapidly growing consumer segments.

Product categories such as food and beverage, nutraceuticals and pet wellness have lower barriers of entry in terms of regulation than medicinal cannabis and afford Flora the opportunity to expand distribution and increase revenues over the short term. Flora expects its consumer packaged goods division to be a key competitive advantage compared to its other international counterparts that have a less diversified strategy. Natural and sustainable products across food and beverage, cosmetics, and medicinal markets are projected to grow rapidly as consumers prioritize healthy and sustainable products that are good for themselves, their family, and their environment.

Integrated structure of synergy within growing operations.

Flora’s integrated structure provides synergies across its three pillars. The Wholesale and Commercial pillar provides raw materials and manufacturing capabilities for its House of Brands pillar. It also provides Flora’s Life Sciences pillar with manufacturing capabilities of pharmaceutical grade products. Conversely, Flora’s House of Brands pillar provides meaningful distribution channels for its wholesale operations. This integrated approach provides Flora with the opportunity to benefit from margins across the entire supply chain.

Commercial Growth Strategies

Flora’s goal is to become a market leader in the in the cultivation and processing of natural, medicinal-grade cannabis and high quality cannabis derived medical and wellness products for large channel distributors, including pharmacies, medical clinics, and cosmetic companies, by expanding our production capacity, creating sustainable and natural products, expanding our geographic footprint, continuing to explore strategic partnerships and pursuing accretive acquisitions to supplement our organic growth.  These key commercial growth strategies are set forth below.

Expanding production capacity.

In the near term, our primary strategy is to expand our production capacity and related infrastructure to meet existing demand.

Following the successful licensing of 249 acres at the farm, and subject to demand, Flora may seek to expand operations by cultivating non-psychoactive cannabis at the adjacent farmland or through partnerships with other licensed cannabis producing assets. The Company also expects to expand manufacturing, warehouse and distribution capacity for its Flora laboratories and brands in North America and Colombia to meet increasing demand for consumer packaged goods and pharmaceutical grade formulations.

Creating Sustainable and Natural Products.

Flora sees sustainable innovation as key to achieving production objectives, and the main driver to our product development approach.  All Mind Naturals packaging is designed to be sustainable (for example, utilizing sugar cane tubing) to help reduce the environmental impact and support sustainability goals. The Mind Naturals team is also in the process of achieving Environmental Working Group (“EWG”) certification for its two lines. EWG is a non-profit, non-partisan organization dedicated to protecting human health and the environment.

Regulatory Environment

Flora has obtained the necessary licenses to operate on a global scale including all governmental approvals, licenses and permits.  A summary of such governmental approvals, licenses and permits are set forth below.  Also see “—Our Intellectual Property Portfolio.”

Flora Cultivation

Import and Export Licenses

 Our cultivation farm has received the requisite licenses and permits for the farming, and manufacturing of both psychoactive and non-psychoactive Cannabis derivatives. Flora has also obtained a permit to export both psychoactive and non-psychoactive dry flower, becoming one of the first companies with operations in Colombia to do so. Flora’s cultivation is certified Good Agriculture and Collection Process (“GACP”) and follows organic cultivation methods. Flora expects to receive an Organic certification in Q1 2023.

Fuente Semillera License / Registration as a Selected Seed Producer

Prior to December 31, 2018, under article 2.8.11.11.1 of Decree 631 of 2018, licensed cannabis producers had the right to register before the Colombian Agricultural Institute (“ICA”) the genetics of any cannabis strain found in Colombia without having to declare or specify its origin. This right, known as “Fuente semillera”, works a mechanism to legalize the sources of cannabis genetics already existing in Colombia, by allowing licensees to initiate the formal proceedings before the ICA, required to register such genetics in the Colombian National Plants Registry or “Registro Nacional de Cultivares.”  In this sense, each strain registered as Fuente semillera belongs to each licensee, giving it the right to grow its own strands of cannabis as opposed to having to purchase registered strands from other licensed producers. Since December 31, 2018, we have registered 10 varieties as our own Fuente semillera. This registration enables Flora to grow its own strands of cannabis as opposed to having to purchase registered strands from other licensed producers.

Psychoactive Cannabis Cultivation License

On August 22, 2019, the Company applied to the Ministry of Justice for a psychoactive cannabis license (the “Psychoactive Cannabis License”), which authorizes the cultivation of psychoactive cannabis plants for (i) seeds and cuttings production;; (ii) the manufacture of derivatives; and (iii) scientific research purposes. Besides cultivation, licensees also have an authorization to store, commercialize, distribute and transport psychoactive cannabis plants, as well as dried cannabis flower.  Flora obtained this license on March 10, 2021 and received an updated export permit of 43,612.6 kilograms on March 11, 2022.

Cannabis Manufacturing License

On August 14, 2019, Flora applied to the Ministry of Health and Social Protection (the “Ministry of Health”) for its cannabis manufacturing license and received the cannabis manufacturing license as of November 9, 2020.

ICA Permit

Currently, Flora has 4 varieties of medicinal cannabis registered with the ICA and has the registration as a producer of selected seeds granted by the ICA. Upon receiving the ICA Permit (four currently approved), in the first quarter of 2022, Flora commenced commercial cultivation of both psychoactive and non-psychoactive cannabis.

Commercial planting has commenced and we have completed the planting of 12.3 acres of non-psychoactive cannabis at the Cosechemos Farm (the “Stage 1 Grow”).

Non-Psychoactive Cannabis License

We applied for a non-psychoactive cannabis license (the “Non-Psychoactive Cannabis License”) on September 6, 2018, and the Ministry of Justice granted it on May 15, 2019, through Resolution N° 484. The Non-Psychoactive Cultivation License grants us the right to cultivate non-psychoactive cannabis plants for: (a) grain and seeds production; (b) manufacturing of derivatives; and (c) industrial production. The Cannabis Non-Psychoactive Cultivation License does not require a quota. The license is valid up to 5 years and can be renewed for an additional 5-year term. The Colombian government maintains the right to monitor the activities performed by the corresponding licensee.

Because the Non-Psychoactive Cannabis License allows Flora to cultivate, produce and distribute CBD dominant cannabis oils and derivative products, this provides a strong base for our operations as the recently established medicinal cannabis market in Colombia develops and matures, and opportunities in Colombia’s low THC non-psychoactive cannabis over-the-counter markets arise. In Colombia, there are approximately 500 companies with a Non-Psychoactive Cannabis Cultivation License.

It is important to note that, in compliance with its international obligations, Colombia establishes an annual limit for the production volume of cannabis plants and derivatives, which is monitored by the International Narcotics Control Board. Based on this limit, the Colombian government established a quota system, in order to control the amount of psychoactive cannabis production per license. This means that for the Psychoactive Cannabis License, licensees must first apply for a specific crop or manufacturing quota, before beginning production. Such restriction is not applicable to non-psychoactive cannabis production, and therefore not applicable to the Non-Psychoactive Cannabis License.

Compliance and Registrations for our Skincare and Beauty Products

Mind Naturals manufactures products under strict international standards.  Pursuant to Colombian law, Mind Naturals is permitted to manufacture, sell and export beauty and cosmetics products made from CBD and other natural ingredients.  In addition, all of Mind Naturals’ products are compliant with FDA regulations and manufactured in an FDA registered lab.

All Mind Naturals products are registered with INVIMA, Colombia’s food and drug regulatory agency. Currently, Mind Naturals has licenses from INVIMA for its products. We have also obtained all the approvals for the O brand products from INVIMA. Moreover, we are in the process of achieving certification for the two product lines from the EWG.

Operating License and Registrations for Dermo-Cosmetic Products

In 2012, Flora Lab #2 focused its efforts on the construction of its production facility and received an operating license from INVIMA in November 2012. This operating license allows Flora Lab #2 to produce cosmetic products. This license is still valid. In 2013, the manufacturing and commercialization of Flora Lab #2’s brand products and third-party products commenced. Each product requires an individual registration. Flora Lab #2 currently has over 20 of its own plus over an additional 50 registered products from third parties for which it provides bottling and packaging services.

Licenses for our Pharmaceutical Products

Flora Lab #2’s portfolio of products includes over thirty registered brands that position Flora and its brands with the Colombian consumer.   Currently, Flora Lab #2 has obtained over 40 licenses for its various products.

In addition, Flora Lab #4 intends to develop a new area at its current laboratory, or a new laboratory, if purchased, for drug compounding to obtain a BPE cannabis certification. This certification stands for sterile compounded drugs and non-sterile compounded drugs (topical, oral, among others). Flora Lab would be one of the first companies in Colombia with a BPE cannabis certification to prepare cannabis compounded drugs. This BPE cannabis certification would allow Flora Lab to develop and commercialize cannabis medicines in different pharmaceutical forms, such as drops, ointments, capsules, and suppositories. These products are already in development and distribution would begin upon Flora receiving BPE cannabis certification.

Sanitary Registers for our Food and Beverages Products

Mambe holds four sanitary registers of INVIMA for the production and export of its juices and botanicals, permitting eighteen recipes of juices and three natural erotic oils for distribution.

Our Intellectual Property Portfolio

We rely on a combination of trademark, patent, copyright and trade secret protection laws in Colombia, the United States and other jurisdictions to protect our intellectual property and our brands. We have applied for, and we have received approvals from INVIMA and other regulatory agencies in Colombia, for our beauty and skincare, pharmaceutical, loungewear, and food and beverage products.  See “—Regulation of our Industry.” As of December 31, 2021, we had an aggregate of 118 approvals and registrations for our various products and such registrations have expiration dates ranging from June 2022 to July 2031, with options to renew upon expiration.  We do not anticipate any difficulty renewing these registrations to the extent we choose to do so.

Regulation of Our Industry

Regulatory Framework in the United States

Packaging, Labeling and Advertising

The processing, formulation, manufacturing, packaging, labeling, advertising and distribution of our products are subject to federal laws and regulation by one or more federal agencies, including the FDA, the FTC, HHS, the USDA and the United States Environmental Protection Agency (the “EPA”). These activities are also regulated by various state, local and international laws and agencies of the states and localities in which our products are sold. Regulations may prevent or delay the introduction, or require the reformulation, of our products, which could result in lost sales and increased costs to the Company. A regulatory agency may not accept the evidence of safety for any new ingredients that we may want to market, or may determine that a particular product or product ingredient presents an unacceptable health risk. Regulatory agencies may also determine that a particular statement of nutritional support on our products, or a statement that we want to use on our products, is an unacceptable drug claim or an unauthorized version of a food “health claim,” or that particular claims are not adequately supported by available scientific evidence. Any such regulatory determination could prevent us from marketing particular products or using certain statements on those products, which could adversely affect our sales and results of operations.

Developments in the laws and regulations governing our products may result in a more stringent regulatory landscape, which could require reformulation of certain products to meet new standards, recalls or discontinuance of certain products that we are unable to reformulate, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling requirements, additional scientific substantiation requirements, and other requirements or restrictions. Such developments could increase our costs significantly, which could have a material adverse effect on our business, financial condition and results of operations.

Cannabis for Medical Purposes

The United States healthcare industry is heavily regulated and closely scrutinized by federal, state and local governments. Comprehensive statutes and regulations govern the manner in which we will provide and bill for telehealth services, our contractual relationships with our providers, vendors and clients, our marketing activities, and other aspects of our planned operations. Of particular importance are:

•

The federal physician self-referral law, commonly known as the Stark Law, that generally prohibits physicians from referring Medicare or Medicaid patients to an entity for the provision of certain “designated health services” if the physician or a member of such physician’s immediate family has a direct or indirect financial relationship (including an ownership interest or a compensation arrangement) with the entity, and prohibit the entity from billing Medicare or Medicaid for such designated health services.

•

The federal Anti-Kickback Statute that prohibits the knowing and willful offer, payment, solicitation or receipt of any bribe, kickback, rebate or other remuneration for referring an individual, in return for ordering, leasing, purchasing or recommending or arranging for, or to induce the referral of an individual or the ordering, purchasing or leasing of items or services covered, in whole or in part, by any federal healthcare program, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

•

The criminal healthcare fraud provisions of the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and their implementing regulations (collectively, “HIPAA”), and related rules which prohibit knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program or falsifying, concealing or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation.

•

The federal False Claims Act, which imposes civil and criminal liability on individuals or entities that knowingly submit false or fraudulent claims for payment to the government or knowingly make, or cause to be made, a false statement in order to have a false claim paid, including qui tam or whistleblower suits.

•	Reassignment of payment rules which prohibit certain types of billing and collection practices in connection with claims payable by the Medicare or Medicaid programs.
•	Similar state law provisions pertaining to anti-kickback, self-referral and false claims issues.
•

State laws that prohibit general business corporations, such as us, from practicing medicine, controlling physicians’ medical decisions, or engaging in certain practices such as splitting fees with physicians.

•	Laws that regulate debt collection practices as applied to our debt collection practices.
•	Certain provisions of the Social Security Act that impose criminal penalties on healthcare providers who fail to disclose, or refund known overpayments.

32

•

Federal and state laws that prohibit providers from billing and receiving payment from Medicare and Medicaid for services unless the services are medically necessary, adequately and accurately documented, and billed using codes that accurately reflect the type and level of services rendered.

•

Federal and state laws and policies that require healthcare providers to maintain licensure, certification or accreditation to enroll and participate in the Medicare and Medicaid programs, and to report certain changes in their operations to the agencies that administer these programs.

Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment, recoupment, imprisonment, loss of enrollment status and exclusion from the Medicare and Medicaid programs. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. Our failure to accurately anticipate the application of these laws and regulations to our business or any other failure to comply with applicable regulatory requirements could impose liability on us and negatively affect our business. Any action against us for violation of these laws or regulations could cause us to incur significant legal expenses, divert our management’s attention from business operations, and result in adverse publicity.

The laws, regulations and standards governing the provision of healthcare services may change significantly in the future. We cannot assure you that any new or changed healthcare laws, regulations or standards will not materially adversely affect our planned telehealth services business.

Regulatory Framework in Colombia

Our cultivation operations are in Colombia and are carried out through Cosechemos. As a cultivator of non-psychoactive, psychoactive cannabis and manufacturer of cannabis derivatives, the Company is substantially dependent on the licenses for cultivation, production and other regulatory activities granted to Cosechemos.

Over the past 50 years, Colombia has developed comprehensive regulation that took a hardline approach to narcotics and trafficking in response to the growing influence of international treaties and the efforts of governments to coordinate their drug policies. In the mid-1990s, Colombia decriminalized the personal possession and consumption of cannabis under Constitutional Court Ruling C-221 of 1994. While this represented a shift in approach by Colombian lawmakers, a constitutional amendment through Legislative Act 02 of 2009 reversed the effects of Ruling C-221 of 1994 and reinstated the prohibition on personal possession and consumption of narcotic or psychotropic substances, even on a personal dose basis, unless supported by a medical prescription.

Despite the constitutional amendment in 2009, Colombian cannabis legislation trended towards a preventative and rehabilitative approach. The Constitutional Court of Colombia, through rulings SU-642 of 1998 and C-336 of 2008, among others, established that the right to the free development of personality, also known as the right to autonomy and personal identity, grants individuals the right to self-determination, the freedom and independence to govern his/her own existence and determine a lifestyle according to his/her own interests; provided, that the rights of others and the constitutional order are respected.

In January 2013, the Advisory Commission on Drug Policy (the “Drug Policy Commission”) was established to provide recommendations on how legislation should treat criminal networks and citizen drug users, as well as the quantities to be considered as suitable personal amounts. In July 2014, the Drug Policy Commission issued an initial report submitted to the Ministry of Justice analyzing the conditions of drug use in Colombia and proposing guidelines to update the policy.

In May 2015, the Drug Policy Commission published its final report, which proposed a review of the drug policy in the country and made important recommendations, such as: (i) the creation of an agency for drug policy; (ii) measures to help reduce the risk to consumers; (iii) to rethink the fumigation involved with cultivation; (iv) regulation of medicinal cannabis; (v) alternative means of measuring the success of policies against drugs; (vi) modernize the National Statute on Drugs and Psychoactive Substances; and (vii) to lead the global drug policy debate.

As a result of the final report of the Drug Policy Commission, the Colombian President  approved and sanctioned Law 1787 of 2016 to regulate the use of cannabis for therapeutic purposes. The law marked a new direction in the legislative approach to drugs. Law 1787 amended articles 375, 376 and 377 of the Colombian Penal Code (the "Penal Code") to eliminate penalties against the medical and scientific use of cannabis used under a license granted by the competent authorities. This amendment was necessary since the Penal Code expressly provided for a general prohibition on the cultivation, conservation or financing of marijuana plantations among other related activities.

The following table summarizes the regulations applicable to the cultivation, manufacture, import, export and use of cannabis in Colombia.

Regulation:	Regulates:
Law 1787 of 2016	Legalizes the use of Cannabis for medical and scientific purposes
Decree 613 of 2017 modifies Decree 780 of 2016

Regulates law 1787 establishing a licensing system and process, defines psychoactive and non-psychoactive cannabis and the quota system for psychoactive cannabis in accordance with Single Convention of Narcotics of 1961 and amendments

Decree 811 of 2021

Regulates law 1787 and replaces Decree 613 of 2017, modifying the licensing process, adding additional requirements to license applications for psychoactive, non-psychoactive cannabis and use of seeds planting of grain.

Resolution 227 of 2022 of the Ministries of Justice, Health, Agriculture and Commerce.

Regulates Decree 811 of 2021 that replaces Title 11 of Part 8 of Part 8 of Book 2 of Decree 780 of 2016, in relation to licenses, quotas and authorizations for safe and informed access to the use of cannabis and the cannabis plant, its derivatives and products, and establishes other provisions.

Resolution 539 of 2022 of the Ministries of Justice, Health and Agriculture.

Regulates law 1787 and replaces Decree 613 of 2017, modifying the licensing process, adding additional requirements to license applications for psychoactive, non-psychoactive cannabis and use of seeds planting of grain.

Resolution 577 of 2017 from the Ministry of Justice

Regulates the evaluation and control of the following licenses:

a. Seed Use

b. Cultivation of psychoactive plants (High-THC cultivation license)

c. Cultivation of non-psychoactive plants (Low-THC cultivation license)

Creates requirement for security protocol

Resolution 578 of 2017 from the Ministry of Justice	Regulates the cost of the following licenses: a. Seed Use b. Cultivation of psychoactive plants (High-THC cultivation license) c. Cultivation of non-psychoactive plants (Low-THC cultivation license)
Resolution 579 of 2017 from the Ministry of Justice

Establishes that growers that cultivate on a half a hectare area (5,000 square meters) or less are considered small and medium growers and, therefore, may access technical advice, priority allocation of quotas and purchase of their production by the processor and requires that 10 percent of the total production of the processor must come from a small and medium producers.

Resolution 2892 of 2017 from the Ministry of Health

Regulates the evaluation and control of the Fabrication of Cannabis derivatives (High-THC Production License) Provides guidelines for appropriate security protocols for manufacturing cannabis derivatives including physical security, monitoring, detection, and incident reporting to authorities.

Resolution 2891 of 2017 from the Ministry of Health	Regulates the cost of the High-THC production Licence
Resolution 1478 of 2006 from the Ministry of Health modified by Resolution 315 of 2020.

Regulation of the control, monitoring and surveillance of the import, export, processing, synthesis, manufacture, distribution, dispensing, purchase, sale, destruction and use of controlled substances, medicines or products containing them and on those which are State Monopoly

Decree 2200 of 2005 from the Ministry of Health	Regulates pharmaceutical services including the Magistral Preparations
Guidelines for the GEP certification for Magistral Preparations with Cannabis issued the 25 of October 2019 by INVIMA	Establishes the requirements for labs to obtain the GEP certification for the fabrication of Magistral Preparations with Cannabis derivatives

Licenses

The Ministries of Health, Justice and Agriculture issued Decree 613 of 2017 to define the licenses that can be granted with respect to permitted activities related to medical cannabis that include: (i) the  production of cannabis derivatives; ii) use of seeds for sowing; (iii) the planting of psychoactive cannabis plants; and (iv) plant non-psychoactive cannabis plants.

Apart from a psychoactive cannabis license, Cosechemos has obtained licenses in each of the above categories, necessary to carry out its operations. Licenses are not transferable, interchangeable or assignable and are valid for five years and may be renewed for additional periods of five years upon request. Each of the licenses is up-to-date and has not expired. None of the Licenses is subject to current, pending or committed regulatory action.

Magistral Preparations

We intend to produce a category of products known as cannabis extemporaneous (magistral) preparation, , previously regulated by Decree 613 of 2017 and now by Decree 811 of 2021 and Decree 2200 of 2005. Extemporaneous (magistral) preparations are personalized prescription products that do not require a sanitary license for the product but rather for the establishment that produces the product. As they are not mass market products, but exclusively for a patient, these must be prepared by a licensee in an establishment that complies with the standards of Good Manufacturing Practices (BPE). For the sale and distribution of these medicines in Colombia, it is necessary to comply with the Guidelines for GMP certification for Extemporaneous (Magistral) Preparations with Cannabis issued on October 25, 2019 by INVIMA. We are required to operate, or have an agreement with, a laboratory that is certified according to GMP for extemporaneous (magistral) preparations with cannabis.

Strains registration

Cosechemos has varieties of cannabis in various stages of the registration process. Each strain, whether high or low in THC, must undergo an agronomic evaluation by the agricultural health entity -  Colombian  Agricultural Institute  (ICA). In order for strains to be included in the National Cultivar Registry, the following steps must be completed:(i) Genetic Stabilization; (ii) Agronomic Test; (iii) Phase 1 strain registry (legal document that allows the license to enter a strain in the registry); and (iv) Strain registration phase 2 (registration that allows the licensee to market any cannabis product derived from the specific strain in the registry). The harvest is also in the process of agronomic evaluation of additional strains. Based on the yields of each strain, as determined by agronomic testing, "COSECHEMOS YA" may decide to register fewer strains than available. The decision to complete the registration process of a strain will depend on several factors, from biomass yields, cannabinoid profile, average cannabinoid content, resistance to pests among others as determined by agronomic tests, and the intended uses by the company.

Cosmetic Regulations

The Company's business also includes the manufacture and marketing of cosmetics, including some with Cannabidiol (CBD) in Colombia. Cosmetic products in Colombia are regulated by regulations issued by the Andean Community of Nations.

The relevant regulations in health regulatory matters for Cosmetic Products are the following:

•

Decision 516 of 2002 of the Andean Community of Nations establishes a sanitary regulation for the manufacture and commercialization of Cosmetic Products in the countries of the Andean Community (Bolivia, Colombia, Ecuador and Peru).

•	Decree 219 of 1998, which regulates the quality and control of Cosmetic Products.
•	Law 9 of 1979, which establishes the general framework for health surveillance and control

In Colombia, cosmetics must undergo a registration process called Mandatory Sanitary Notification (NSO), which is supervised by INVIMA, prior to marketing. Applicable regulations establish requirements related to labeling, manufacturing facilities, and product composition. The general Colombian regulatory framework on specific cannabis issues limits the manufacture of products with cannabis derivatives with a maximum of 1% THC (psychoactive component) but that the product must demonstrate and comply with the respective international regulations with contents below 0.3% or 0.2% THC.

Ingredients in the list of accepted ingredients of the Personal Care Products Council (PCPC) in the United States, Cosmetic ingredient database CosIng in the European Commission database for information on cosmetic substances and Cosmetic products marketed in the Andean Subregion must comply with the international lists of ingredients below that may or may not be incorporated into cosmetic products and their corresponding functions and restrictions or conditions of use.

•	The lists and provisions issued by the Food & Drug Administration of the United States (FDA);
•	The Personal Care Products Council's cosmetic ingredient listings;
•	European Union Directives or Regulations governing cosmetic ingredients; and
•

Cosmetic Ingredient Listings Europe – The Personal Care Association. As long as the governmental entities that are in charge of the regulation, surveillance and sanitary control of cosmetic products, according to the national legislation of each member country of the Andean Subregion, namely Bolivia, Colombia, Ecuador and Peru do not take a decision under Article 5 of Andean Decision 833 of 2018, member countries shall use the least restrictive list and the ingredients contained in the European cosmetic (cosIng) are permitted in cosmetic products, including the following cannabis ingredients: Cannabis sativa flower extract, Cannabis sativa flower/leaf/stem extract, Sativa cannabis seed extract, Cannabis Sativa glycer glycertic seed oil-8, Sativa-8 cannabis seed esters, Cannabis Sativa Seedcake, Cannabis Sativa seed powder, Cannabis Sativa stem powder, Hydrolyzed Sativa cannabis seed extract, Hydrolyzed hemp seed, Cannabidiol extract.

Legal Proceedings

Below is a summary of certain legal matters relating to the Company during fiscal year 2021. Other than the matters disclosed below, from time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business. We do not currently believe that the outcome of these legal matters have had in the recent past, or will have (with respect to any pending matters), significant effects on our financial position or profitability.

Settlement Agreement with Boustead Securities, LLC

On April 5, 2022 (the “Effective Date”), the Company entered into a settlement agreement (the “Settlement Agreement”) with Boustead Securities, LLC (“Boustead”) to resolve certain disputes arising under our underwriting agreement dated May 10, 2021, and our engagement letter dated September 8, 2020, as amended, each entered into between us and Boustead (collectively, the “Boustead Agreements”).  Pursuant to the terms of the Settlement Agreement, Flora (i) paid Boustead $400,000, (ii) issued and delivered 700,000 Common Shares to Boustead (iii) agreed to pay a transaction fee of 1.5% of the aggregate consideration delivered or received by Flora in any future merger or acquisition transaction involving Flora, provided that such definitive agreement with respect to the transaction is executed prior to May 11, 2022 and (iv) agreed to provide Boustead the right to participate as a co-manager in any future equity financings by Flora that are closed on or before May 11, 2022. Upon Flora’s payment of the consideration in clauses (i) and (ii) above on April 6, 2022, (x) the Boustead Agreements, and all operative provisions therein, were terminated as of the Effective Date other than certain provisions relating to indemnification and existing lock-up agreements and (y) Boustead and all of its affiliates released, waived and discharged Flora from any and all actions that Boustead has or may have against Flora up to and including the Effective Date for any damages arising out of or relating to (i) the Boustead Agreements, (ii) certain securities previously issued to Boustead and (iii) all other transactions, agreements, contracts, understandings, promises and representations between Boustead and Flora, except those provisions that were expressly intended as stated therein to survive.

VBI Acquisition

On March 18, 2022, the Company received a letter from a law firm representing an undisclosed group of former pre-acquisition shareholders of VBI (the “VBI Shareholders”) seeking to engage in settlement discussions on the basis that the Company was purportedly misleading in its intentions to engage in a capital raising transaction shortly after the completion of the VBI acquisition. We promptly responded in writing and denied the VBI Shareholders presentation of the facts and denied all allegations against the Company. We believe that any potential claims as alleged in the letter are without merit and we intend to defend vigorously against them in connection with any future potential legal proceedings. The VBI Shareholders have not commenced litigation against the Company and it is unknown whether the VBI Shareholders will do so and what their claims may be.

4.C.         Organizational Structure

The following chart reflects our organizational structure (including the jurisdiction of formation or incorporation of the various entities):

COLOMBIA ENTITIES
FLORA GROWTH CORP.
Canada / CRA 706382280RC0001
U.S. ENTITIES
100%
FLORA GROWTH CORP. SUCURSAL COL
Colombia
90%
COSECHEMOS YA SAS
Colombia
100%
GRUPO FARMACEUTICO CRONOMED SAS
Colombia
100%
BREEZE LABORATORY SAS
Colombia
100%
FLORA BEAUTY LLC - SUCURSAL
Colombia
90%
KASA WHOLEFOODS COMPANY SAS
Colombia
100%
HEMP TEXTILES & CO. SAS
Colombia
100%
VESSEL BRAND CANADA INC.
Canada
100%
VESSEL BRAND, INC.
(DE) USA
100%
FLORA BEAUTY LLC
(CO) USA
100%
KASA WHOLEFOODS CO LLC
(FL) USA
100%
HEMP TEXTILES & CO LLC
(FL) USA
100%
FLORA GROWTH US HOLDINGS CORP.
(DE) USA
100%
FLORA GROWTH MANAGEMENT CORP
(FL) USA
100%
JUST BRANDS, LLC
(FL) USA
100%
HIGH ROLLER PRIVATE LABEL, LLC
(FL) USA
100%
FLORA GROWTH F&B CORP
(FL) USA

4.D.         Property, Plants and Equipment

Please see the sections titled “Business overview—Our Core Business—Commercial and Wholesale—Property, Plants and Equipment” and “Business overview—Our Core Business—House of Brands” in Item 4.B, which is incorporated by reference herein, for a description of the Company’s material property, plants and equipment.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Flora Growth Corp. (the “Company” or “Flora”) should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021, and the accompanying notes thereto (the “Financial Statements”) included in this Annual Report, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Amounts are expressed in United States dollars (“$” or “USD”) unless otherwise stated to be in Canadian dollars (“CAD”), Euro (“€” or “EUR”), or Colombia pesos (“COP”). Amounts stated in foreign currencies include approximate USD amounts based on exchange rates on December 31, 2021. Variance, ratio, and percentage changes in this MD&A are based on unrounded numbers.

This MD&A reports the Company’s activities through December 31, 2021, unless otherwise indicated.

Forward-looking statements are based on the Company’s current expectations and assumptions regarding its business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. The Company’s actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions. Please see “Special Note Regarding Forward Looking Statements” in this Annual Report for more information regarding forward-looking statements.

Flora has a very limited operating history upon which to base an evaluation of its business and prospects. Flora’s short operating history may hinder its ability to successfully meet its objectives and makes it difficult for potential investors to evaluate its business or prospective operations.

A.      Operating Results Overview

Overview

We are an all-outdoor cultivator and manufacturer of global cannabis products and brands, building a connected, design-led collective of plant-based wellness and lifestyle brands. As the operator of an extensive outdoor cannabis cultivation facility, Flora leverages natural, cost-effective cultivation practices to supply cannabis derivatives to its diverse business units. The foundation of our business strategy is built on three core pillars: commercial/wholesale, house of brands, and life sciences.  Below is a brief summary of these three key pillars:

Commercial & Wholesale

The Commercial and Wholesale pillar encompasses our cultivation, extraction, manufacturing and distribution of cannabis, its derivatives, plant-based extracts, and white-label or custom formulations with the intent to supply both domestic and international markets for both internal and third-party applications. This business is supported by existing cultivation on 249 acres and onsite laboratory facilities in Bucaramanga Colombia, together with two manufacturing and processing laboratories in Bogota, Colombia and one in Fort Lauderdale, Florida.

House of Brands

Flora’s “House of Brands” consists of a connected ecosystem of wellness and lifestyle consumer packaged goods that are designed to deliver unique experiences to its customers. These brands consist of a mix of products across multiple categories including food and beverage, nutraceuticals, cannabis accessories and technology, personal care, and pet wellness, that allow us to gain meaningful access to global markets. This brand strategy allows the Company to collect customer data through first-party relationships via each brand, creating an opportunity for customer acquisition, cross-promotion, consumer insights, and a database of opted-in consumers for new brand and product development opportunities.

Life Sciences

Flora’s Life Sciences pillar is focused on providing scientific based research connected to molecules found in the Cannabis plant. Through the Life Sciences pillar, the Company works to create education platforms as well as to initiate research studies, clinical trials, and the development of plant-based, medical-grade pharmaceuticals, phytotherapeutics, and dietary supplements for use in target and broad-based use cases leveraging multiple modalities. We are currently working on a study in conjunction with the University of Manchester in the United Kingdom to assess the benefits of a proprietary CBD formulation on patients suffering from fibromyalgia and pain-related illnesses. Additionally, Flora is seeking approval from INVIMA, Colombia’s equivalent to the FDA, for a patent-pending cannabinoid formulation for use as a dietary supplement.

Acquisition activities

                For information on our acquisition history, please see “Item 4.A. – History and development – Acquisitions and Investments.”

Dividends

Flora currently does not pay dividends, as it has been in a loss position since its inception.

Key Components of Results of Operations

Management has determined that the Company has five operating segments including cannabis growth and derivative production (at our farm in Bucaramanga), consumer products (through our Vessel, Hemp and Beauty brands), pharmaceuticals and nutraceuticals (through Flora Lab #2 and #4), food and beverage (through our Mambe and Tonino Lamborghini brands), and corporate, which reflects activities that do not directly influence business unit operations and includes the Company’s long-term investments.

Revenue

Revenue earned to date has been generated by the products in the food and beverage, consumer products and pharmaceuticals and nutraceuticals segments. In our food and beverage segment, the Company sells canned tuna, as well as natural, no additive-added, no sugar-added juices, chocolates and confectionary related products to large channel distributors, including wholesale distributors, pharmacies, supermarkets and online distributors.  In our consumer products segment, the Company sells high-end cannabis consumer technology, such as vape pens and associated accessories throughout the United States and internationally, skincare and beauty products made with innovative cannabis ingredients, and hemp-based textile products on a hybrid business-to-business and business-to-consumer model. In our pharmaceuticals and nutraceuticals segment, the Company sells dermo-cosmetic formulas and premium personal care products for business-to-consumer clients, as well as pharmaceutical and over-the-counter products to large channel distributors.

Cost of sales

Cost of sales are directly related to the services the Company provides and fluctuates in line with its revenues. The Company’s cost of sales primarily consists of materials and products for resale, direct labor and overhead expenses related to the development, manufacture, and distribution of its products

Operating expenses

Operating expenses consist primarily of consulting and management fees related to the Company’s management and Board of Directors; professional fees associated with legal and audit services as well as listing fees related to the Company’s initial public offering of common shares (“IPO”) and subsequent offerings; selling, general and administrative expenses consisting primarily of promotional expenses; travel expenses; stock based compensation; research and development; depreciation and amortization of certain long-lived assets; bad debt expense; and goodwill impairment.

Non-operating expense

Non-operating expense consists of interest expense, primarily from lease obligations, losses on foreign exchange transactions and unrealized losses on a long-term investment in an early-stage European cannabis company.

Results of Operations

The following table sets forth key components of Flora’s results of operations for the twelve-month period ended December 31, 2021, as compared with the twelve-month period ended December 31, 2020, and the period from March 13, 2019 (inception) to December 31, 2019.

Flora Growth Corp.
Consolidated Statements of Loss and Comprehensive Loss
(In thousands of United States dollars, except per share amounts which are in thousands of shares)
	For the year ended December 31, 2021	For the year ended December 31, 2020	For the period from March 13, 2019 (inception) to December 31, 2019
Revenue	$8,980	$106	$-
Cost of sales	6,627	35	-
Gross profit before gain on fair value of biological assets	2,253	71	-
Unrealized gain on changes in fair value of biological assets	72	-	-
Gross Profit	2,425	71	-
Operating Expenses
Consulting and management fees	7,324	4,752	2,001
Professional fees	4,269	794	183
General and administrative	4,507	1,400	175
Travel expenses	603	428	306
Share based compensation	1,340	4,901	107
Research and development	132	78	21
Depreciation and amortization	765	113	26
Bad debt expense	1,335	-	-
Goodwill impairment	51	1,816	-
Other expenses (income), net	1,050	73	-
Total operating expenses	21,376	14,355	2,819
Operating Loss	(18,951)	(14,284)	(2,819)
Interest expense	84	30	19
Foreign exchange loss	79	20	6
Unrealized loss on fair value of investments	2,345	-	-
Net loss before income taxes	(21,459)	(14,334)	(2,844)
Income tax benefit	98	-	-
Net loss for the period	$(21,361)	$(14,334)	$(2,844)
Other comprehensive loss
Exchange differences on foreign operations	$(1,147)	$16	$23
Total comprehensive loss for the period	$(22,508)	$(14,318)	$(2,821)

Net loss attributable to:
Flora Growth Corp.	$(21,249)	$(14,170)	$(2,824)
Non-controlling interests	(112)	(164)	(20)
Comprehensive loss attributable to:
Flora Growth Corp.	$(22,396)	$(14,154)	$(2,801)
Non-controlling interests	(112)	(164)	(20)
Basic and diluted loss per share attributable to Flora Growth Corp.	$(0.48)	$(0.47)	$(0.19)
Weighted average number of common shares outstanding - basic and diluted	43,954	29,901	14,892

For the twelve months ended December 31, 2021, compared to the twelve months ended December 31, 2020.

For the twelve months ended December 31, 2021, the Company reported a net loss of $21.4 million, or $0.48 per share, compared to a net loss of $14.3 million, or $0.47 per share, for the twelve months ended December 31, 2020. Net loss increased from 2020 to 2021 primarily due to increased staffing to support expanded and future operations, increased costs as part of the IPO and secondary offerings and an unrealized loss on the fair value of the Company’s long-term investment in an early-stage European cannabis company.  The net loss was partially offset by an increase in gross profit due to higher volume of sales and less share based compensation due to longer vesting periods for awards issued in 2021.

The Company had working capital of $41.8 million on December 31, 2021, compared to working capital of $14.9 million on December 31, 2020.

The Company historically has reported losses as it developed its cannabis cultivation program. The Company will continue to utilize proceeds from financing and equity issuances as well as the revenue generated from our other business segments following its recent acquisitions and diversification to fund its operations until it reaches profitability.

Revenues

Flora reported $9.0 million and $0.1 million in revenues for the twelve months ended December 31, 2021, and December 31, 2020, respectively. Revenues generated for the twelve months ended December 31, 2021, by the food and beverage segment were $3.6 million primarily related to new sales agreements effective in the second half of 2021. Revenues generated for the twelve months ended December 31, 2021, and December 31, 2020, by the consumer products segment were $2.6 million and $0.1 million, respectively. The increase primarily related to having a full year of ownership in 2021 for Flora Beauty and Hemp Textiles, new sales agreements effective in the second half of 2021, and the results of VBI from the acquisition date of November 10, 2021, through December 31, 2021. Revenues generated for the twelve months ended December 31, 2021, by the pharmaceuticals and nutraceuticals division were $2.3 million due to having a full year of ownership in 2021 of the businesses acquired in late December 2020. The corporate segment generated a total of $0.4 million in revenues for the twelve months ended December 31, 2021, mainly driven by the sale of cannabis educational course content and materials to institutions in the Colombian market. To date, Flora has generated minimal revenues from its cannabis growth segment as the Company just completed its first commercial harvests in late 2021 and continues to build out its operations for further processing and ultimate sale.

Cost of sales and gross profit

Flora’s cost of sales were $6.6 million and for the twelve-month period ended December 31, 2021 compared to less than $0.1 million in the twelve-month period ended December 31, 2020. The increase is due to the increase in sales volume in 2021 compared to 2020 from having a full year of ownership of the businesses in 2021 and new sales agreements. Flora also reported $0.1 million in unrealized gains on changes in the fair value of biological assets in its cannabis growth and derivative production segment relating to the Company’s first commercial cannabis harvests in the second half of 2021.

Flora reported gross profit of $2.4 million and $0.1 million for the twelve-month periods ended December 31, 2021, and December 31, 2020, respectively. Gross profit reported for the twelve months ended December 31, 2021, and December 31, 2020, by the consumer products segment was $0.9 million and $0.1 million, respectively. The increase primarily related to having a full year of ownership in 2021 for Flora Beauty and Hemp Textiles, new sales agreements effective in the second half of 2021, and the results of VBI from the acquisition date of November 10, 2021, through December 31, 2021. Gross profit reported for the twelve months ended December 31, 2021, by the pharmaceuticals and nutraceuticals segment was $0.8 million due to having a full year of ownership in 2021 of the businesses acquired in late December 2020. Gross profit reported for the twelve months ended December 31, 2021, by the food and beverage segment was $0.3 million due to new sales agreements effective in the second half of 2021. Gross profit reported for the twelve months ended December 31, 2021, by the corporate segment was $0.4 million due the sale of cannabis educational course content and materials to institutions in the Colombian market. The cannabis growth and derivative production segment reported a loss of ($0.1) million for the twelve months ended December 31, 2021, as it completed its first commercial harvest in late 2021 and has generated minimal revenue.

Research and Development Expenses

Flora research and development expenses were $0.1 million for each of the twelve-month periods ended December 31, 2021, and December 31, 2020.  Research and development expenses to date consist primarily of contract research fees, manufacturing, consultant fees, and study related costs related to cultivation of cannabis in Colombia for the Cosechemos business.

Consulting and Management Fees

Flora recorded consulting and management fees of $7.3 million and $4.8 million for the twelve-month periods ended December 31, 2021, and December 31, 2020, respectively. These fees are related to consulting contracts with most of the Company’s management, as well as directors, related parties and bonuses. The increase in 2021 primarily relates to increased staffing to support expanded and future operations.

Professional Fees

Flora recorded professional fees of $4.3 million and $0.8 million for the twelve-month periods ended December 31, 2021, and December 31, 2020, respectively. The increase in 2021 is due to legal, audit and listing fees related to the Company’s IPO and subsequent offerings, as well as a legal settlement related to a contractual dispute between the Company and the underwriter for the Company’s IPO. See “Item 4.B.—Business overview—Legal Proceedings.”

General and Administrative Expenses

Flora recorded general and administrative expenses of $4.5 million and $1.4 million for the twelve-month periods ended December 31, 2021, and December 31, 2020, respectively. The increase in 2021 is primarily due to promotional activities related to the Company’s IPO and subsequent offerings, as well as costs associated with the Company building its marketing strategy.

Travel Expenses

Flora recorded travel expenses of $0.6 million and $0.4 million for the twelve-month periods ended December 31, 2021, and December 31, 2020, respectively. These expenses were for various trips related to the subsidiaries and the Company’s promotion.

 Share Based Compensation Expenses

Flora recorded share-based compensation expenses of $1.3 million and $4.9 million for the twelve-month periods ended December 31, 2021, and December 31, 2020, respectively. These expenses represent the amortization of the fair value of share-based payments. The decrease in 2021 is primarily due to the 2021 stock options granted having a one-year vesting period that the expense is recognized over, compared to immediate vesting of options granted in 2020 and 2019. This decrease is partially offset by approximately 600,000 more options granted in 2021 compared to 2020, which also had a higher calculated value per option for 2021 grants compared to 2020 grants.

Goodwill

As a result of its annual impairment test in the fourth quarter of 2021, Flora recorded a $0.1 million goodwill impairment to its food and beverage cash generating unit for the year ended December 31, 2021. As a result of its annual impairment test, Flora recorded a $1.8 million goodwill impairment to a cash generating unit for each of the acquisitions of Cronomed, Breeze and Kasa for the year ended December 31, 2020.

Bad Debt and Other

Flora recorded bad debt expense of $1.3 million for the twelve-month period ended December 31, 2021, compared to nil in 2020, to reflect the Company’s estimate of lifetime expected losses related to outstanding trade receivables from 2021 sales.

Flora recorded other expenses (income), net of $1.0 million and $0.1 million for the twelve-month periods ended December 31, 2021, and December 31, 2020, respectively. These expenses consist mainly of insurance, repairs and maintenance, rent and royalties. The increase in 2021 is due to having a full year of ownership in 2021 for the Company’s businesses, the impact of acquiring VBI in November 2021, as well as increased costs to support the overall increased operations of the Company.

Unrealized (Gain) Loss on Fair Value of Investments

The Company’s 2021 investment in its European cannabis investee decreased approximately $2.3 million during 2021 compared to having no such investments in 2020. The decrease is due to decreases in observed marketplace valuation metrics affecting cannabis related companies during the second half of 2021.

For the twelve months ended December 30, 2020, compared to the period from March 13, 2019 (inception) to December 31, 2019.

For the twelve months ended December 31, 2020, the Company reported a net loss of $14.3 million, or $0.47 per share, compared to a net loss of $2.8 million, or $0.19 per share, for the period from March 13, 2019 (inception) to December 31, 2019. The Company had working capital of $14.9 million on December 31, 2020, compared to working capital of ($1.8) million on December 31, 2019.

Revenues

Flora reported $0.1 million in revenues for the twelve months ended December 31, 2020. As of December 31, 2020, Flora had a very limited operating history upon which to base an evaluation of its business and prospects.

Research and Development Expenses

Flora research and development expenses were $0.1 million for the twelve-month period ended December 31, 2020 compared to less than $0.1 million for the period from March 13, 2019 (inception) to December 31, 2019. Research and development expenses to date consist primarily of contract research fees, manufacturing, consultant fees, and study related costs related to cultivation of cannabis in Colombia.

Flora provided funding to Cosechemos for the research and development of producing medicinal CBD oil.

Consulting and Management Fees

Flora recorded consulting and management fees of $4.8 million and $2.0 million for the twelve-month period ended December 31, 2020, and the period from March 13, 2019 (inception) to December 31, 2019, respectively. These fees are related to consulting contracts with most of the Company’s management, as well as directors, related parties and bonuses.

Professional Fees

Flora recorded professional fees of $0.8 million and $0.2 million for the twelve-month period ended December 31, 2020, and the period from March 13, 2019 (inception) to December 31, 2019, respectively. Most of the fees relate to legal and audit fees to prepare the Regulation A+ Tier 2 materials related to the Regulation A Offering.

General and Administrative Expenses

Flora recorded general and administrative expenses of $1.4 million and $0.2 million for the twelve-month period ended December 31, 2020, and the period from March 13, 2019 (inception) to December 31, 2019, respectively. These expenses were mainly promotion costs, as the Company seeks to build its brand.

Travel Expenses

Flora recorded travel expenses of $0.4 million and $0.3 million for the twelve-month period ended December 31, 2020, and the period from March 13, 2019 (inception) to December 31, 2019, respectively. These expenses were for various trips related to the subsidiaries and the Company’s promotion.

Share Based Compensation Expenses

Flora recorded share-based compensation expenses of $4.9 million and $0.1 million for the twelve-month period ended December 31, 2020, and the period from March 13, 2019 (inception) to December 31, 2019, respectively. These expenses represent the amortization of the fair value of share-based payments.

Goodwill

As a result of its annual impairment test, Flora recorded a $1.8 million goodwill impairment to a cash generating unit for each of the acquisitions of Cronomed, Breeze and Kasa for the year ended December 31, 2020.

B. Liquidity and Capital Resources

The following table sets forth the major components of the Company’s statements and consolidated statements of cash flows for the periods presented.

(In thousands of United States dollars)	For the year ended December 31, 2021	For the year ended December 31, 2020	For the period from incorporation (March 13, 2019) to December 31, 2019
Cash from operating activities	$(20,648)	$(8,421)	$(454)
Cash from financing activities	$58,106	$25,816	$1,005
Cash from investing activities	$(14,550)	$(2,164)	$(431)
Effect of exchange rate change	$(817)	$152	$20
Change in cash during the period	$22,091	$15,383	$140
Cash, beginning of period	$15,523	$140	$0
Cash, end of period	$37,614	$15,523	$140

Cash from Operating Activities

Net cash used in operating activities for the twelve-months ended December 31, 2021, December 31, 2020, and for the period from March 13, 2019 (inception) to December 31, 2019, totaled $20.6 million, $8.4 million and $0.5 million, respectively. Cash flows used in operating activities for the twelve months ended December 31, 2021, were due primarily to the increased operating expenses and net working capital requirements as operations increased in the second half of 2021 and having a full year impact of acquisitions in 2021 results. These increases in cash used in operating activities were partially offset by increased gross profit in 2021.

Cash flows used in operating activities for the twelve months ended December 31, 2020, were due primarily to the loss incurred for the year combined with changes in working capital, partially offset by non-cash share-based compensation of $4.9 million and impairment charges of $1.8 million.

Cash flows used in operating activities for the period from March 13, 2019 (inception) to December 31, 2019, were due primarily to the loss incurred for the year, partially offset by changes in working capital and non-cash share-based compensation of $1.5 million.

Cash from Financing Activities

Net cash provided in financing activities for the twelve-months ended December 31, 2021, December 31, 2020, and for the period from March 13, 2019 (inception) to December 31, 2019, totaled $58.1 million, $25.8 million and $1.0 million, respectively. Cash flows provided in financing activities for the twelve months ended December 31, 2021, were due primarily to the Company’s Regulation A Offering, the IPO, and a November 2021 Unit Offering, as well as proceeds received from warrant and stock option exercises.

Cash flows provided in financing activities for the twelve months ended December 31, 2020, were due to primarily to the Regulation A Offering, partially offset by required loan repayments.

Cash flows provided in financing activities for the period from March 13, 2019 (inception) to December 31, 2019, were due primarily to proceeds from loans receivable.

Cash from Investing Activities

Net cash used in investing activities for the twelve-months ended December 31, 2021, December 31, 2020, and for the period from March 13, 2019 (inception) to December 31, 2019, totaled $14.6 million, $2.2 million and $0.4 million, respectively. Cash flows used in investing activities for the twelve months ended December 31, 2021, were due primarily to the acquisition of Vessel in November 2021, an investment in an early-stage European cannabis company, and capital expenditures primarily to construct the Cosechemos cannabis cultivation buildings and productions in Colombia.

Cash flows used in investing activities for the twelve months ended December 31, 2020, were due primarily to the repayment of loans provided, business and asset acquisitions and the purchases of property, plant and equipment.

Cash flows used in investing activities for the period from March 13, 2019 (inception) to December 31, 2019, were due primarily to the repayment of loans provided and the purchases of property, plant and equipment.

Working Capital

As of December 31, 2021, Flora had working capital of $41.8 million. The Company’s primary cash flow needs are for the development of its cannabis activities, administrative expenses and for general working capital to support growing sales and production with related receivables and payables. The Company also acquired 100% of the equity interests in Just Brands LLC and High Roller Private Label LLC (together “JustCBD”) on February 24, 2022 which included a $16.0 million payment from existing cash balances.

Funding Requirements

Flora’s continued existence is dependent on its ability to generate positive cash flows through synergies within its growing operations, expanding its production capacity and geographic footprint, exploring strategic partnerships, and pursuing accretive acquisitions to supplement our organic growth. Flora may be required in the future to raise additional capital through either equity or debt financings. To date, it has raised capital through multiple equity offerings described below.

November 2021 Unit Offering

In November 2021, the Company completed a public offering of 11,500,000 units (the “Units”), with each Unit consisting of one Common Share of the Company and one-half warrant (“Unit Warrant”); each whole Unit Warrant entitling the holder thereof to purchase one Common Share. The Company registered 10,000,000 Units in the offering and granted the underwriters a 30-day over-allotment option to purchase up to additional 1,500,000 Common Shares and/or Unit Warrants. The option was exercised in full in connection with the closing of the offering.

Pursuant to the offering, the Company sold a total of 11,500,000 Units at a price of $3.00 per unit. The aggregate offering price of the shares sold was approximately $34.5 million. The net proceeds the Company received from the offering were approximately $31.6 million. See Item 14.E of this Annual Report.

The Company paid $2.7 million in issuance costs relating to the November 2021 unit offering, and issued 460,000 warrants to the underwriters.

Initial Public Offering

On May 13, 2021, the Company closed its IPO upon which it issued 3,333,333 common shares of the Company at a price of $5.00 per common share for gross proceeds of $16.7 million. On May 11, 2021, the Company was listed on the NASDAQ stock exchange in the United States. In connection with the closing, the Company paid unit issuance costs of $1.8 million and issued 632,000 warrants to the underwriters of the IPO valued at $1.3 million.

Regulation A Offering

During the year ended December 31, 2020, the Company announced an offering up to 13,333,287 units (the “Reg A Units”) of the Company to be sold in a Regulation A offering circular under the Securities Act. Each Reg A Unit is comprised of one common share of the Company and one-half of one warrant to purchase one additional common share (a “Warrant Share”) at an exercise price of $3.00 per Warrant Share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the warrant. The Reg A Units were offered at a purchase price of $2.25 per Unit. Flora sold the Reg A Units through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act. During the year ended December 31, 2020, the Company issued 13,333,287 Reg A Units of the Company at a price of $2.25 per unit.  In connection with the closing, the Company paid unit issuance costs of $3.1 million in cash, which has been allocated $2.7 million to capital stock and $0.4 million to warrants.

On January 20, 2021, the Company issued 26,000 units of the Company at a price of $2.25 per unit for gross proceeds of $0.1 million. Each unit is comprised of one common share in the capital of the Company and one-half of one common share purchase warrant to purchase one additional common share at an exercise price of $3.00 per warrant share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the warrant. The Company sold the units through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act. Additionally, the Company cancelled 28,000 units of the Company at a price of $2.25 per unit and valued at $0.1 million. The units were cancelled due to non-payment of the subscription price.

Loans Receivable and Advances

Koch and Gsell loan

                In 2021, the Company loaned Swiss Franc (“CHF”) 0.3 million ($0.3 million) to Koch and Gsell, a potential acquisition target of the Company, to provide Koch and Gsell with additional working capital. The loan is secured by a general security agreement, an interest rate at LIBOR plus 1.00% per annum and payable on the maturity date of August 28, 2021, and remains outstanding on December 31, 2021. The Company decided not to pursue the acquisition of Koch and Gsell.

Sanaty loan

                As of December 31, 2020, the Company had provided a loan of $0.2 million to Sanaty IPS S.A.S. (“Sanaty”). The purpose of making this loan was to provide working capital to Sanaty as a potential acquisition target. In 2021, the loan was repaid.

Quiprofarma Advance

                As of December 31, 2020, the Company had provided an advance of $0.1 million to Laboratorios Quiprofarma S.A.S. (“Quiprofarma”).  The purpose of making this advance was for a prepayment of the purchase price on the asset acquisition that was closed subsequent to December 31, 2020. The advance was settled in 2021 with no amount remaining as of December 31, 2021.

Sulliden Mining Capital Loan

                On November 6, 2019, the Company entered into a loan agreement with Sulliden Mining Capital Inc. for a loan of up to $0.5 million of which $0.5 million of principal was drawn down by the Company in borrowings prior to repayment (December 31, 2019 - $0.5 million). The loan was a United States dollar loan which bore interest at 12% annually, was unsecured, and was due on March 31, 2020. As of December 31, 2019, the interest payable on the loan was $3,681. Stan Bharti, the Company’s former Chairman and Deborah Battiston, its former Chief Financial Officer, served as Interim Chief Executive Officer and former Chief Financial Officer, respectively of Sulliden Mining. These funds were utilized at Cosechemos and to provide working capital for the Company. On January 31, 2020, the loan was repaid, including interest, in the amount of $0.5 million.

Q Gold Resources Loan

                On June 18, 2019, the Company entered into a loan agreement in favor of Q Gold Resources Ltd (“Q Gold”). The loan bore interest at 10% annually, was unsecured, and was payable on demand. Deborah Battiston is the former Chief Financial Officer and Fred Leigh is a former director of the Company. Deborah Battiston is the Chief Financial Officer and Fred Leigh is the former Chief Executive Officer and a former director of Q Gold. These funds were utilized at Cosechemos and to provide working capital for the Company. On March 6, 2020, the loan was repaid in full, including interest.

Kasa Loan

                On January 1, 2020, a loan was outstanding to Kasa. The loan accrues interest with an annual interest rate of 5%, is unsecured, and is payable on demand. As of December 31, 2021, and December 31, 2020, the Company had a loan receivable of $0.6 million and $0.2 million, respectively.  The purpose for the loan was to provide working capital prior to the completion of the acquisition.

Newdene Loan

                On February 12, 2020, the Company made a loan of $1.0 million to Newdene Gold Inc. The loan accrued interest with an annual interest rate of 6% and was payable six months following the closing date of February 12, 2020. The loan was secured by a securities pledge agreement in favor of the Company creating a security interest of 2,000,000 Common Shares (666,667 Common Shares on a post-split basis). On November 23, 2020, the loan of $1.0 million plus interest was repaid in full.

Consultancies Loan

                On April 17, 2020, the Company made a loan of $0.1 million to Consultancies and Consultancies of Latam by GM LLC. The loan accrued interest with an annual interest rate of 5% and was payable sixty days following the closing date of April 17, 2020. The loan to Consultancies and Consultancies of Latam by GM LLC of $0.1 million plus interest of has been repaid in full via services provided.

Other than the debt discussed above, Flora had no long-term debt or bank facilities, other than its lease liability.

Capital Expenditures

Flora does not have any contractual obligations for ongoing capital expenditures at this time.

Off-Balance Sheet Arrangements

Flora did not have, during the periods presented, and it does not currently have, any off-balance sheet arrangements.

Contractual Obligations, Commitments and Contingencies

The following table sets forth the amount of the Company’s contractual obligations as of December 31, 2021.

In thousands of US dollars	Total	Less than 1 year	1 - 3 years	More than 3 years
Capital (finance) lease obligations	$1,515	$519	$797	$199
Termination benefits	352	352	-	-
Legal disputes	1,681	1,681	-	-
Total	$3,548	$2,552	$797	$199

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Other than the item noted below, the Company is not aware of any matters which result in a loss contingency.

The Company is not able to reasonably estimate the timing of payments associated with deferred tax liabilities and therefore, the preceding table excludes total deferred tax liabilities of $2.2 million. Refer to Note 21, Income Taxes, in the Company’s Financial Statements for a complete discussion of income taxes.

In April 2022, the Company entered into an agreement with its IPO underwriter, settling all disputes regarding compensation claimed by the underwriter.  In exchange for a release of claims, Flora delivered to the underwriter $0.4 million and 700,000 Common Shares.  See Item 4.B. “Business overview—Legal Proceedings” for a summary of certain legal matters.

C.      Research and Development Licenses

Flora believes that investment in research and development is essential for maintaining and expanding its cannabis cultivation and medicinal CBD oil production expertise. Flora’s customers provide significant feedback for product development and innovation.

Flora relies on a combination of trademark, patent, copyright and trade secret protection laws in Colombia and other jurisdictions to protect the Company’s intellectual property and brands. Flora has applied for and has received approvals from the Superintendency of Industry and Commerce and the Instituto Nacional de Vigilancia de Medicamentos y Alimentos, for its beauty and skincare, pharmaceutical, loungewear, and food and beverage products.  See Item 4.B.,“Business Overview—Our Intellectual Property Portfolio” for a summary of such approvals and certificates.

D.      Trend Information

For a discussion of trends, see “Item 4.B—Business Overview,” “Item 5.A—Operating Results Overview” and “Item 5.B—Liquidity and Capital Resources.”

Plan of Operations

As noted above, the continuation of the Company’s current plan of operations, and its ability to attain future probability, is dependent on its ability to execute its strategic plan, including the development of its cannabis operations and its other initiatives within its other business segments. As a result of raising capital through the sale of Common Shares offered for sale in the IPO and the November 2021 Unit Offering, Flora believes that it will have sufficient cash resources to fund its plan of operations through 2023.

Flora continually evaluates its plan of operations to determine the manner in which it can most effectively utilize its limited cash resources. The timing of completion of any aspect of its plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond the Company’s control. There is no assurance that the Company will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund its ongoing operations.

Emerging Growth Company Status

The Company is an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, it is eligible to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to SEC reporting companies that are not emerging growth companies. For so long as the Company remains an emerging growth company, it will not be required to, among other things:

•

present more than two years of audited financial statements and two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure in its registration statement;

•	have an auditor report on its internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; and
•	disclose certain executive compensation related items.

The Company will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of its initial public offering, (ii) the last day of the fiscal year during which it has total annual gross revenue of at least $1.07 billion, (iii) the date on which it is deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of its Common Shares that are held by non-affiliates exceeds $700.0 million as of the last business day of its most recently completed second fiscal quarter, and (iv) the date on which it has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

E.      Critical Accounting Policies and Estimates

Flora’s financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).  The preparation of interim financial statements in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying its accounting policies.

On a periodic basis, Flora evaluates its judgments, assumptions and estimates. The Company bases its estimates on historical experience, authoritative pronouncements and various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from these estimates. However, the Company estimates have not materially changed over the periods presented in the financial statements included in this Annual Report.  For summary information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, see Note 4. Critical Judgements and Estimation Uncertainties, in the notes to the consolidated financial statements for the years ended December 31, 2021, 2020 and 2019.

Recent Accounting Pronouncements

See Note 3. Significant Accounting Policies in the notes to the consolidated financial statements for the years ended December 31, 2021, 2020 and 2019.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and executive officers

The following table lists the names and positions of the current executive officers and directors of the Company. The business address of all of persons identified below is 365 Bay Street, Suite 800, Toronto, Ontario, M5H 2V1.

Name	Position	Age
Executive Officers:
Luis Merchan	President, Chief Executive Officer and Chairman of the Board	41
James Choe	Chief Strategy Officer	43
Lee Leiderman	Chief Financial Officer	57
Matthew Cohen	General Counsel	56
Jason Warnock	Chief Commercial Officer	49
Jessie Casner	Chief Marketing Officer	34

Non-Employee Directors:
John Timothy Leslie	Director	54
Dr. Beverley Richardson	Director	61
Juan Carlos Gomez Roa	Director	58
Dr. Annabelle Manalo-Morgan	Director	37
Marc Mastronardi	Director	44

Backgrounds of Current Executive Officers and Directors

Executive Officers

Luis Merchan, President, Chief Executive Officer and Chairman of the Board:  Mr. Merchan was appointed Chief Executive Officer of the Company in December 2020, and was appointed Chairman of the Board of Directors in March 2022.  He brings with him over a decade of experience in corporate strategy, enterprise sales management, merchandising, and executive management.  Prior to joining Flora, from June 2013 to July 2020, Mr. Merchan worked at Macy’s Inc. (NYSE: M) in various roles of increasing responsibility, most recently as Vice President of Workforce Strategy and Operations at Macy’s Inc. (NYSE: M) from January 2020 to July 2020. While at Macy’s, Mr. Merchan developed, implemented and oversaw a streamlined and efficient workforce strategy for Macy’s 540-store portfolio, distribution centers and credit card service centers.  During Mr. Merchan’s tenure at Macy’s, he also led various sales and marketing initiatives, including the B2B corporate sales team that was responsible for $160 million in annual revenue. Mr. Merchan was awarded the Macy’s Chairman Award in 2015, 2016, 2017 and 2018. Mr. Merchan graduated from the Pontifical Xavierian University in Bogotá, Colombia with a B.E. in Industrial Engineering, received his M.B.A. from McNeese State University and a Graduate Certificate in Marketing Management from the Harvard Extension School. Mr. Merchan also serves on the board of directors of Hoshi International, Inc, as an Advisory Council Member for both the Hispanic Scholarship Fund in New York City and the Mercy College Business School.

James Choe, Chief Strategy Officer: Mr. Choe joined Flora in November 2021 following our acquisition of VBI, a company he co-founded and served as CEO since September 2017.  In March 2022, Mr. Choe was appointed our Chief Strategy Officer and brings over 20 years of proven leadership and experience, having consulted and advised over 100 brands to date, while he has also led the design, development and successful launch of more than 500+ products across many consumer categories. Prior to co-founding VBI, he was the founder and Managing Partner of DRVN Partners (June 2015 to December 2019), a go-to-market firm with extensive experience developing early-stage companies, specializing in supporting high-growth companies with brand, creative, e-commerce and retail strategy and execution. From June 2014 to December 2018, he served as Chief Strategy Officer, then as Strategic Advisor, at an early-stage venture in NYC, GuardLab, an emerging market disruptor leveraging 3D technology platforms in the development of neuromuscular mouthguards and appliances. From January 2010 to February 2014, Mr. Choe served as Vice President of Sports & Retail Marketing at SKLZ, a global leader in sports training and skill development products. Mr. Choe’s early experience with startups began as a Business Development and Field Support Engineer, with broadband pioneer ISP Channel, a subsidiary of Softnet Systems, Inc. in Mountain View, CA (January 1999 to May 2003). From 2006 through 2019, Mr. Choe represented athletes in the Olympics, NFL, MLB, NHL, Lacrosse and Action Sports in all marketing, licensing, endorsement-related endeavors. Originally from Saratoga, California, Choe graduated from San Diego State University with a BA in Economics and now resides in Carlsbad, CA.

Lee Leiderman, Chief Financial Officer: Mr. Leiderman became our Chief Financial Officer in June 2021.  He started his career at PricewaterhouseCoopers and held several corporate positions within Philip Morris International, Caterpillar and RR Donnelley, gaining substantial financial management experience for U.S.-listed public companies.  From April 2016 to May 2019, Mr. Leiderman served as the Chief Accounting Officer at OSI Group, and from May 2020 to June 2021, he served as the CFO of Nurture Life Inc.  Mr. Leiderman has over 25 years of experience working with public and private companies in connection with accounting, mergers and acquisitions, transfer pricing, and investment analysis. Mr. Leiderman is a CPA with a BA in Accounting and International Business from Susquehanna University.

Matthew Cohen, General Counsel:  Mr. Cohen joined Flora in August 2021 as our VP of Legal and was appointed as our General Counsel in March 2022.  He is a corporate and securities lawyer with 30 years’ experience representing both public and private companies throughout all phases of their corporate life cycle.  From October 2018 to January 2020, Mr. Cohen served as General Counsel, and from March 2018 to October 2018 he served as Corporate Counsel to Playa Hotels & Resorts, NV (Nasdaq: PLYA), the owner and operator of all-inclusive hotels throughout Mexico and the Caribbean.  Between August 2014 and August 2017, he served as General Counsel for companies engaged in the healthcare, technology and energy industries. From 2001 through 2014, Mr. Cohen served as a Partner/Shareholder in the following law firms: Buchanan Ingersoll & Rooney PC., (2012 to 2014), Thompson & Knight LLP (2008 to 2012) and Eaton & Van Winkle, LLP (2001 to 2008). Mr. Cohen graduated from Emory University with a Bachelor of Arts in Biology and earned his Juris Doctor from Brooklyn Law School.

Jason Warnock, Chief Commercial Officer: Mr. Warnock joined Flora in June 2021 as our Chief Revenue Officer and was appointed our Chief Commercial Officer in March 2022.  He is an accomplished global sales leader and executive, bringing more than 20 years of experience driving revenue growth and go-to-market strategy for high-profile, Fortune 500 brands. Mr. Warnock has spent the last 15 years in the cannabis, competitive advertising, communications, and emerging technology fields where his work focused on building companies and brands from the ground up, working on strategic mergers and acquisitions, and creating sustainable, resonant financing and marketing campaigns. Prior to joining Flora, From March 2017 to September 2019, Mr. Warnock served as the Chief Executive Officer of TheraCann International Benchmark Corporation, a global logistics, technology and cannabis management software company. From June 2007 to December 2016, he served as the Chief Executive Officer of Post+Beam, an international communications, innovation and marketing firm. Mr. Warnock has been a leader in sustainable practices and design from his earlier work as a Director with the architectural division of Hunter Douglas (January 2002 – June 2007) where he also chaired the Education and Events committee, Special Programs working group and Education Steering committee for the United States Green Building Council (USGBC).

Jessie Casner, Chief Marketing Officer: Ms. Casner joined the Company in November 2021 following our acquisition of VBI, where she led marketing and sales from September 2019 until the acquisition.  Ms. Casner was appointed our Chief Marketing Officer in March 2022 and brings over a decade of proven experience in omnichannel marketing and storytelling.  Prior to VBI, Ms. Casner operated her own marketing agency which developed and executed bespoke go-to-market plans and built over 300 marketing strategies for businesses in diverse sectors. As an early team member of The Active Network during its rapid growth phase (pre-IPO and acquisition), MOGL (now Figg, during series A + B funding), 2XU, and Total Gym, Ms. Casner brings a strong knowledge and background in the CPG, wellness and tech industries.

Non-Employee Directors

John Timothy (“Tim”) Leslie, Director:  Mr. Leslie joined our Board of Directors in March 2022.  He currently serves as an Executive in Residence at Beloit College as well as an independent management consultant to large technology and retail firms in Latin America and Europe. Previously, Mr. Leslie served as Chief Executive Officer of Leafly Inc., a cannabis information resource and technology company, from February 2019 to September 2020. Mr. Leslie also served as Leafly’s Chairman of the Board from February 2019 to August 2019.  Prior to his time at Leafly, Mr. Leslie held various roles at Amazon.com for over 20 years, most recently as Vice President, Prime Video International from August 2013 to January 2019. Mr. Leslie also currently serves on the Board of Directors of Endocanna Health, Inc., a cannabis health care company, and New Frontier Data, a cannabis business intelligence company. Mr. Leslie received a Bachelor of Arts in Economics from Beloit College in 1989 and a Juris Doctor from Yale Law School in 1992.

Dr. Beverley Richardson, Director:  Dr. Richardson joined our Board of Directors in March 2021 and is a renowned psychotherapeutic practitioner whose collaborative efforts and clinical influence are reflected in some of the most compelling and effective addiction and behavioral health programs in North America, which include: Sierra Tucson (Arizona), the Meadows (Arizona) and Betty Ford Center (California). She has a Doctorate Degree in Psychology and is a B.C. Registered Clinical Counselor, Internationally Certified Eating Disorders Specialist, and EMDR Level II Trauma Therapist. Dr. Richardson has integrated her extensive experience in health and wellness with her entrepreneurial spirit to form her nutraceutical and bioscience research and development enterprises.  From each of September 2020, March 2013, and October 2009 to the date hereof, Dr. Richardson respectively served as: (i) the Vice President of International Business at Phytorigins Botanicals Ltd., a Canadian biotech company, (ii) the Vice President of Science (Research and Development) at Phytology Nutraceuticals Ltd., a Canadian company focused on the manufacturing and sales of plant based medicines and psychoactive therapeutics, (iii) the managing director of Peyto Enterprises Ltd., a British Columbia company that Dr. Richardson founded operating in the lifestyle industry, and (iv) the managing director of Legacies Advisory Group Inc., a British Columbia consultant agency that Dr. Richardson founded which provides expertise in the planning, development and execution of addiction, behavioral health and wellness programs. Dr. Richardson obtained her Bachelor of Science from the University of Toronto, Master of Science from the University of Pennsylvania, and Doctor of Psychology from California Southern University, graduating magna cum laude.

Juan Carlos Gomez Roa, Director: Mr. Gomez joined our Board of Directors in March 2021 and has more than 20 years of experience working in Latin America in the gaming and entertainment industry.  Mr. Gomez has been the Chief Executive Officer of Winner Group CIRSA since January 2000 and participated in the acquisition of Winner Group CIRSA by the Blackstone Group in April 2018.  He earned his Bachelors Degree in Psychology from St. Thomas University in Colombia. Mr. Gomez is a director of several private companies in Colombia.

Dr. Annabelle Manalo-Morgan, Director: Dr. Manalo-Morgan joined our Board of Directors in June 2021 and is a scientist, educator, author, mother of five, and a respected key opinion leader. She is a cell and developmental biologist from Vanderbilt University in Nashville, Tennessee, with a background in neuroscience from Georgetown University. She earned her PhD in Cell and Developmental Biology with a focus in Cardio-Oncology and has since become a philanthropist and entrepreneur focused on pharmaceutical innovation and clinical trial research in medical cannabis. Currently, Dr. Manalo-Morgan has been the founder and Chief Scientific Officer at Masaya Medical, Inc. since 2019 and has served as the lead scientist at Medolife Rx since 2018.

Marc Mastronardi, Director: Mr. Mastronardi joined our Board of Directors in May 2021.  He has been the Chief Stores Officer of Macy’s Inc. (NYSE: M) since February 2020.  Prior to his current role, Mr. Mastronardi held multiple roles at Macy’s since March 2014, including Macy’s Senior Vice President of Store Operations and Customer Experience, where he was responsible for enterprise-wide store operations, sales and customer service. Mr. Mastronardi has also led multiple functions within the organization responsible for the creation and expansion of new business concepts, leased partnerships and diverse, owner-led businesses. He currently serves on the board of Delivering Good, NYC, the executive committee of the Fashion Scholarship Fund, and is the executive sponsor of the Macy’s Working Families Employee Resource Group.  Mr. Mastronardi is a graduate of Boston College where he earned a Bachelors of Science in Finance and Accounting.

There are no family relationships among our executive officers and directors.

6.B. Compensation of Board Members and Executives

 Compensation of our Named Executive Officers and Directors

The following table sets forth information concerning the compensation for the 2021 fiscal year of our chief executive officer and our next two most highly compensated executive officers during the 2021 fiscal year, which we refer to collectively as our “Named Executive Officers” as well as our directors.

Name:	Fees earned or paid in cash ($)	Option awards(1) ($)	Common Share Awards ($)	Cash Bonus ($)	Total ($)	Outstanding options as of December 31, 2021 (Common Shares)
Named Executive Officers:
Luis Merchan(2)	326,250	189,777	1,529,998	419,000	2,465,025	791,666
Lee Leiderman(3)	188,631	568,850	--	50,000	807,481	241,667
Jason Warnock(4)	131,025	178,175	--	50,000	359,200	91,667
Directors:
Dr. Bernard Wilson(5)	148,000	227,732	--	--	375,732	316,666
Dr. Beverly Richardson	71,000	75,910	--	--	146,910	216,666
Juan Carlos Gomez Roa	46,000	75,910	--	--	121,910	216,666
Dr. Annabelle Manalo-Morgan(6)	130,000	303,642	--	--	433,642	200,000
Marc Mastronardi(7)	49,500	752,932	--	--	802,432	332,783
John Timothy Leslie(8)	--	--	--	--	--	--
Stan Bharti(9)	272,807	--	--	--	272,807	--

(1)	Option awards are based on the full Black-Scholes option valuation model.
(2)	Luis Merchan is also the Chairman of the Board but does not receive any compensation for services rendered as a Director.
(3)	Mr. Leiderman became our Chief Financial Officer in June 2021.
(4)	Mr. Warnock became our Chief Revenue Officer in June 2021.
(5)	Dr. Wilson resigned as Chairman of the Board on March 15, 2022.
(6)

Dr. Manalo-Morgan became a director in June 2021. Compensation received by Dr. Manalo-Morgan includes $100,000 in consulting fees pursuant to a consulting agreement (See – “Director Compensation” below).

(7)	Mr. Mastronardi became a director in May 2021.
(8)	Mr. Leslie was appointed to fill the vacancy created by Dr. Wilson’s resignation, effective March 15, 2022. As such, he received no compensation for 2021.
(9)

Mr. Bharti is a former director of the Company and resigned from the Board in August 2021. All compensation received by Mr. Bharti reflects amounts paid to him pursuant to consulting agreements between the Company and affiliated companies of Mr. Bharti (See Item 7.B “Related Party Transactions” below).

Director Compensation

As of December 31, 2021 we had six directors. During 2021, each independent board member received $5,000 per quarter for his or her services as board members and $2,000 per meeting attended.  In addition, the chairperson of the Company’s Audit, Compensation and Nominating and Corporate Governance committees, each received $25,000 for their services and the Chairman of the Board received $75,000 for his services.

                During the fourth fiscal quarter of 2021, the Company entered into an agreement with Dr. Manalo-Morgan, a member of our board of directors, to serve in the additional capacity as Medical Advisor to the Company.  In connection with this agreement, Dr. Manalo-Morgan will be responsible for developing and identifying medical applications of cannabinoids for the Company for the treatment of various ailments and (ii) supporting the Company’s public relations efforts and assisting the Company with its media engagements.  For these services, the Company paid Dr. Manalo-Morgan $100,000 in 2021 and will pay her $15,000 per month for so long as the agreement remains in place.  The foregoing was approved by the Company’s Audit Committee and, by virtue of the payments to Dr. Manalo-Morgan, our Nominating and Corporate Governance has determined that she no longer qualifies as an “independent” board member as such term is defined under Nasdaq Listing Rule 5605.

                Please see “—Stock Options” below for a description of common share options granted to our directors during fiscal year 2021.

Employment and Consulting Agreements, Arrangements or Plans

The following describes the respective employment or consulting agreements entered into by the Company and its Named Executive Officers that are in effect as of the date hereof.

Luis Merchan

Effective March 1, 2022, Mr. Merchan and our subsidiary, Flora Growth Management Corp. (“Flora Management”), entered into an employment agreement, pursuant to which Mr. Merchan serves as the President of Flora Management and as the Company’s Chief Executive Officer.  The initial term of the agreement is for a period of three years, ending on February 28, 2025.

Mr. Merchan’s employment agreement provides for a base salary of $385,000 (as may be increased by our Board), an annual discretionary bonus opportunity targeted at 100% of base salary and the opportunity to participate in any equity compensation plan, other incentive compensation programs and other health, benefit and incentive plans offered to other senior executives of the Company. Mr. Merchan is also entitled to paid time off and holiday pay in accordance with Flora Management’s policies. In addition, upon termination of Mr. Merchan’s employment agreement without “Cause” or resignation by Mr. Merchan for “Good Reason,” as those terms are defined in the employment agreement, Mr. Merchan will, conditioned upon his execution of a separation and release agreement, be eligible to receive the following payments:

•

an aggregate amount equal to two times (2.0X) his base salary at the rate in effect on his last day of employment (the “Merchan Severance Payment”), fifty percent (50%) of which shall be paid in a lump sum on the third business day following the Release Effective Date (the “Payment Date”), and the remaining fifty percent (50%) of which shall be paid in twelve (12) equal monthly installments commencing on the effective date of termination;

•

additional monthly payments equal to $2,000 for a period of 12 months for the purpose of covering Mr. Merchan’s health insurance, subject to cessation if Mr. Merchan becomes eligible to obtain insurance coverage from another group insurance plan (the “Merchan Additional Amount”); and

•	a pro rata share of his discretionary annual bonus relating to the year in which his employment ceases.

In the event Mr. Merchan is terminated without “Cause” or Mr. Merchan resigns for “Good Reason” following a “Change in Control,” as those terms are defined in his employment agreement (a “Change in Control Termination”), Mr. Merchan will be eligible to receive the payments set forth above, provided however that the Merchan Severance Payment shall be increased to two and one half times (2.5X) Mr. Merchan’s base salary, payable as set forth above.

In the event that Mr. Merchan’s employment terminates as a result of “Disability,” as such term is defined in the employment agreement, or death, Mr. Merchan or his estate, as applicable, conditioned upon his or its execution of a separation and release agreement, will be eligible to receive (i) his pro rata share of his discretionary annual incentive bonus (at no less than target in the event of death) and (ii) payments of the Merchan Additional Amount for a period of 12 months following his termination of employment, provided, however, that in the case of termination due to “Disability,” as such term is defined in the employment agreement, if health insurance coverage becomes available to Mr. Merchan under another group insurance plan during the twelve-month period, payment of the Merchan Additional Amount shall cease. In addition, in the event of Mr. Merchan’s death, Mr. Merchan’s estate shall be entitled to the fully vested but unpaid rights as required by the terms of any bonus or other incentive pay plan or any other employee benefit plan.

Mr. Merchan’s employment agreement provides that he is obligated to devote a substantial majority of his business time, attention, skill and effort to the performance of his duties under the employment agreement, provided that, to the extent such activities do not impair the performance of his duties to Flora Management, us or our affiliates, Mr. Merchan is permitted to engage in the following other specified activities: (i) engaging in personal investments and charitable, professional and civic activities; (ii) serving on boards of directors of entities that do not compete with Flora Management, us or any of our affiliates; (iii) serving as Chairman of our Board; and (iv) certain other activities and director positions that our Board may approve.

Mr. Merchan’s employment agreement provides that during the term of his employment and for a period of 12 months following the expiration, resignation or termination of his employment, Mr. Merchan agrees not to (i) engage in any competing business in certain geographic regions, provided, however, that Mr. Merchan may own five percent or less of the outstanding stock of any publicly traded corporation or other entity that engages in a competing business, (ii) solicit for the purpose of conducting a competing business any customer or prospective customer of Flora Management, us or any of our affiliates in a line of business that we, Flora Management, or any of our affiliates conducts or plans to conduct as of the date of Mr. Merchan’s termination or (iii) solicit or employ any person who is, or was at any time during the two-year period prior to Mr. Merchan’s termination, an employee with a senior management position at Flora Management, us or any of our affiliates.

Lee Leiderman

On June 10, 2021, the Company entered into a consulting agreement with E&J Consulting LLC (“E&J”), an affiliated entity of Mr. Leiderman, for Mr. Leiderman to serve as our Chief Financial Officer. Through February 2021, E&J received base fees in the amount of US$20,833 per month.  Effective March 1, 2022, base fees payable to E&J were increased to $22,916 per month.  This agreement provides for a severance payment of 12 months’ base fees with respect to termination by the Company without cause.

Jason Warnock

Effective March 1, 2022, Mr. Warnock and our subsidiary, Flora Growth Management Corp. (“Flora Management”), entered into a consulting agreement, pursuant to which Mr. Warnock serves as the Company’s Chief Commercial Officer.

Mr. Warnock’s consulting agreement provides for an annual base fee of $180,000 (as may be increased by our Board), an annual discretionary bonus opportunity targeted at 50% of his base fee and the opportunity to participate in any equity compensation plan, other incentive compensation programs and other health, benefit and incentive plans offered to other senior executives of the Company. Mr. Warnock is also entitled to paid time off and holiday pay in accordance with Flora Management’s policies. In addition, upon termination of Mr. Warnock’s consulting agreement without “Cause” or resignation by Mr. Warnock for “Good Reason,” as those terms are defined in the consulting agreement, Mr. Warnock will, conditioned upon his execution of a separation and release agreement, be eligible to receive the following payments:

•

an aggregate amount equal to one half (0.5X) his base fee at the rate in effect on his last day of engagement (the “Warnock Severance Payment”) which shall be paid in a lump sum on the third business day following the Release Effective Date (the “Payment Date”); and

•	a pro rata share of his discretionary annual bonus relating to the year in which his engagement ceases.

In the event Mr. Warnock is terminated without “Cause” or Mr. Warnock resigns for “Good Reason” following a “Change in Control,” as those terms are defined in his consulting agreement (a “Change in Control Termination”), Mr. Warnock will be eligible to receive the payments set forth above, provided however that the Warnock Severance Payment shall be increased to Mr. Warnock’s base fee, payable as set forth above.

In the event that Mr. Warnock’s engagement terminates as a result of “Disability,” as such term is defined in the consulting agreement, or death, Mr. Warnock or his estate, as applicable, conditioned upon his or its execution of a separation and release agreement, will be eligible to receive his pro rata share of his discretionary annual incentive bonus (at no less than target in the event of death). In addition, in the event of Mr. Warnock’s death, Mr. Warnock’s estate shall be entitled to the fully vested but unpaid rights as required by the terms of any bonus or other incentive pay plan or any other employee benefit plan.

Mr. Warnock’s consulting agreement provides that during the term of his engagement and for a period of 12 months following the expiration, resignation or termination of his engagement, Mr. Warnock agrees not to (i) engage in any competing business in certain geographic regions, provided, however, that Mr. Warnock may own five percent or less of the outstanding stock of any publicly traded corporation or other entity that engages in a competing business, (ii) solicit for the purpose of conducting a competing business any customer or prospective customer of Flora Management, us or any of our affiliates in a line of business that we, Flora Management, or any of our affiliates conducts or plans to conduct as of the date of Mr. Warnock’s termination or (iii) solicit or employ any person who is, or was at any time during the two-year period prior to Mr. Warnock’s termination, an employee with a senior management position at Flora Management, us or any of our affiliates.

Stock Options

The following table summarizes the outstanding stock options with respect to our Common Shares that we have granted to our Named Executive Officers and directors during the fiscal year ended December 31, 2021.

Name	Grant Date(1)	End of Exercise Period	Exercise Price (per share)	Total Number of Stock Options Granted	Total Number of Common Shares Underlying Stock Options
Luis Merchan	12/16/21	12/16/26	$2.25	125,000	125,000
Lee Leiderman	06/10/21	06/10/26	$3.68	166,667	166,667
	12/16/21	12/16/21	$2.04	75,000	75,000
Jason Warnock	09/20/21	09/20/26	$5.20	16,667	16,667
	12/16/21	12/16/26	$2.04	75,000	75,000
Bernard Wilson(2)	12/16/21	12/16/26	$2.04	150,000	150,000
Beverly Richardson	12/16/21	12/16/26	$2.04	50,000	50,000
Juan Carlos Gomez Roa	12/16/21	12/16/26	$2.04	50,000	50,000
Marc Mastronardi	06/03/21(3)	06/03/26	$3.87	182,783	182,783
	12/16/21(3)	12/16/26	$2.04	100,000	100,000
	12/16/21	12/16/26	$2.04	100,000	100,000
Annabelle Manalo-Morgan	12/16/21	12/16/26	$2.04	50,000	50,000
	12/16/21(4)	12/16/26	$2.04	150,000	150,000

(1)	Unless otherwise indicated, all stock options vest one year from grant date.
(2)	Dr. Wilson resigned as Chairman of the Board on March 15, 2022.
(3)	Stock options vest on May 25, 2022.
(4)	Stock Options vest in equal quarterly installments of 37,500 shares each, commencing on March 16, 2022.

6.C. Board practices

Board of Directors

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors is currently comprised of six directors. When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our Board of Directors to effectively satisfy its oversight responsibilities in light of our business and structure, the Board of Directors focuses primarily on each person’s background and experience as reflected in the information discussed in the directors’ respective biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Corporate Governance Practices

We are a “foreign private issuer” under the federal securities laws of the United States and the Nasdaq listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled registrants. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the Nasdaq listing standards.

Under the SEC rules and the Nasdaq listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and the Nasdaq permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under the Nasdaq Rules applicable to U.S. domestic issuers.

The Canadian securities regulatory authorities have issued corporate governance guidelines pursuant to National Policy 58-201—Corporate Governance Guidelines (the “Corporate Governance Guidelines”), together with certain related disclosure requirements pursuant to National Instrument 58-101—Disclosure of Corporate Governance Practices. The Corporate Governance Guidelines are recommended as “best practices” for issuers to follow. We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices which reflect our consideration of the recommended Corporate Governance Guidelines.

In particular, as a foreign private issuer, in accordance with and pursuant to the authority contained in Nasdaq Listing Rule 5615(a)(3), we  follow certain Canadian law and corporate practice in lieu of certain corporate governance provisions set out under the Nasdaq Rule 5600 Series and the requirement in Listing Rule 5250(d) to distribute annual and interim reports. Of particular note, the following rules under the Nasdaq Listing Rule 5600 Series differ from Canadian law requirements:

•

Nasdaq Listing Rule 5605(b)(1) requires that at least a majority of the Company’s Board of Directors shall be independent directors, and Nasdaq Listing Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. We currently have four (4) independent directors, constituting a majority of the Company’s Board of Directors as of the date hereof. Our independent directors meet regularly with other members of the Board and meet in executive session at least two (2) times per year.

•

Nasdaq Listing Rule 5620(c) sets out a quorum requirement of at least 33-1/3% of the outstanding shares with respect to meetings of shareholders. In February 2022, our Board of Directors authorized an amendment to our bylaws (the “Bylaws”) increasing the minimum quorum requirement for a shareholder meeting of shareholders from 10% to 35%. This increase will be submitted to the Company’s shareholders for approval at our next annual meeting of shareholders. If not so approved, the necessary quorum will revert to 10%.

•

Nasdaq Listing Rule 5605(c)(2)(A) requires that the Company shall have an audit committee composed entirely of not less than three directors, each of whom must be independent. We have an audit committee comprised of three (3) directors, and each member of the audit committee meets the independence requirements of Nasdaq Listing Rule 5605(a)(2) and Rule 10A-3(b)(1) under the Exchange Act. See “Board Committees—Audit Committee” below for further detail.

•

Nasdaq Listing Rule 5605(d)(2)(A) requires, among other things, that the Company’s compensation committee include at least two members, each of whom is an independent director as defined under Nasdaq Listing Rule 5605(a)(2). The Company established a compensation committee of the Board effective December 16, 2020. Our compensation committee is composed of two (2) directors, each of whom meet the independence requirements of Nasdaq Listing Rule 5605(a)(2).

•

Nasdaq Listing Rule 5605(e) requires that the nomination and corporate governance committee include solely independent directors. The Company established a nomination and corporate governance committee of the Board effective December 16, 2020. Our nomination and corporate governance committee is composed of three (3) directors, the majority of whom meet the independence requirements of Nasdaq Listing Rule 5605(a)(2).

Role of Board in Risk Oversight Process

The Board oversees our business and considers the risks associated with our business strategy and decisions. The Board currently implements its risk oversight function as a whole. Each of the Board committees will also provide risk oversight in respect of its respective areas of concentration and report material risks to the Board for further consideration.

Board Committees

Audit Committee

 Our audit committee is responsible for, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;
•	discussing with our independent registered public accounting firm their independence from management;
•	reviewing, with our independent registered public accounting firm, the scope and results of their audit;
•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm any financial statements that we file with the SEC;
•	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;
•	reviewing our policies on risk assessment and risk management;
•	reviewing related person transactions; and
•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

The audit committee is composed of Mr. Tim Leslie, Dr. Beverley Richardson and Juan Carlos Gomez Roa, with Mr. Leslie serving as chair. Mr. Leslie qualifies as an “audit committee financial expert” as such term has been defined in Item 407(d)(5) of Regulation S-K and as “financially literate” within the meaning of NI 52-110. Our Board of Directors has affirmatively determined that Mr. Leslie, Dr. Richardson and Mr. Gomez each meet the definition of “independent director” for purposes of serving on the audit committee under the Nasdaq rules, the independence standards under Rule 10A-3 of the Exchange Act and under NI 52-110.

Both our independent registered public accounting firm and management personnel periodically meet privately with our audit committee.

Compensation Committee

Our compensation committee is responsible for, among other things:

•	reviewing and approving the corporate goals and objectives, evaluating the performance and reviewing and approving the compensation of our executive officers;
•	reviewing and approving or making recommendations to our Board of Directors regarding our incentive compensation and equity-based plans, policies and programs;
•	reviewing and approving all employment agreement and severance arrangements for our executive officers;
•	making recommendations to our Board of Directors regarding the compensation of our directors; and
•	retaining and overseeing any compensation consultants.

The compensation committee is composed of  Dr. Beverley Richardson and Marc Mastronardi, with Dr. Richardson serving as chair.  Our Board of Directors has affirmatively determined that Dr. Richardson and Mr. Mastronardi each meet the definition of “independent director” for purposes of serving on the compensation committee under the Nasdaq rules, the independence standards under Rule 10A-3 of the Exchange Act and under NI 52-110.

Nominating Committee

Our nominating and corporate governance committee is responsible for, among other things:

•	identifying individuals qualified to become members of our Board of Directors, consistent with criteria approved by our Board of Directors;
•	overseeing succession planning for our executive officers;
•	periodically reviewing our Board of Directors’ leadership structure and recommending any proposed changes to our Board of Directors;
•	overseeing an annual evaluation of the effectiveness of our Board of Directors and its committees; and
•	developing and recommending to our Board of Directors a set of corporate governance guidelines.

The nominating and corporate governance committee is composed of Mr. Mastronardi, Mr. Gomez and Dr. Manalo-Morgan, with Mr. Mastronardi serving as chair.  Our Board of Directors has affirmatively determined that  Messrs. Mastronardi and Gomez meet the definition of “independent director” for purposes of serving on the nominating and corporate governance committee under the Nasdaq rules, the independence standards under Rule 10A-3 of the Exchange Act and under NI 52-110.

6.D. Employees

As of December 31, 2021, we had a total of 249 full time employees in Colombia and a total of 28 full time employees/consultants in North America.  None of our employees or consultants are represented by labor unions.

6.E. Share ownership

Company Stock Option Plan

The Company has a stock option plan whereby it may grant options for the purchase of Common Shares to any director, consultant, employee or officer of the Company or its subsidiaries.  The aggregate number of shares that may be issuable pursuant to options granted under the Company’s stock option plan will not exceed 10% of the issued Common Shares of the Company.  The options are non-transferable and non-assignable and may be granted for a term not exceeding five-years.  The exercise price of the options will be determined by the Board at the time of grant, but in the event that such shares are traded on any stock exchange, may not be less than the closing price of such shares on such exchange on the trading date immediately precedent the date of grant, subject to all applicable regulatory requirements. As of December 31, 2021, a total of 6,551,741 Common Shares were reserved for issuance under the stock option plan, of which 1,183,721 Common Shares had been issued pursuant to previous exercised options and 5,117,660 Common Shares were issuable under outstanding options. Of such outstanding options, options to purchase 3,144,043 Common Shares had vested and were exercisable as of that date, with a weighted average exercise price of $1.27 per Common Share.

See also Item 7A below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

The following table and the related notes present information with respect the beneficial ownership of the Company’s Common Shares as of April 17, 2022 by:

•	each shareholder known by us to beneficially own more than 5% of the Company’s outstanding Common Shares immediately;

•	each director and executive officer of the Company; and

•	all of the Company’s directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. The percentage of Common Shares beneficially owned is based on 76,345,651 Common Shares issued and outstanding as of April 17, 2022.

Common Shares of the Company that may be acquired by an individual or group within 60 days of April 17, 2022 pursuant to the exercise of the Company’s outstanding options or warrants, are deemed outstanding for the purposes of computing the percentage of Common Shares beneficially owned by such individual or group, but are not deemed outstanding for purposes of computing the percentage of Common Shares beneficially owned by any other individual or group shown in the table.

Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Common Shares Beneficially Owned
Executive Officers

Luis Merchan	2,333,332(1)	3.0%
James Choe	944,374	1.2%
Lee Leiderman	166,667(2)	*
Matthew Cohen	50,000(3)	*
Jason Warnock	-	*
Jessie Casner	27,149	*

Non-Employee Directors

John Timothy Leslie	13,574	*
Dr. Beverley Richardson	166,666(4)	*
Juan Carlos Gomez Roa	2,310,532(5)	3.0%
Dr. Annabelle Manalo-Morgan	75,000(6)	*
Marc Mastronardi	450,000(7)	*

5% or greater shareholders ASH Group of Florida LLC(8)	4,550,000	6.0%

All directors and executive officers as a group 11 persons)	6,537,295(1)(2)(3 (4)(5)(6)(7)	8.4%

*	Less than 1%.

(1)	Includes 666,666 Common Shares underlying options that are exercisable until November 4, 2025, at an exercise price of $2.25 per share.
(2)	Includes 166,667 Common Shares underlying options that are exercisable until June 10, 2026, at an exercise price of $3.68 per share.
(3)	Includes 50,000 Common Shares underlying options that are exercisable until January 26, 2027, at an exercise price of $1.48 per share.
(4)	Includes 166,666 Common Shares underlying options that are exercisable until December 23, 2025, at an exercise price of $2.25 per share.
(5)	Includes 166,666 Common Shares underlying options that are exercisable until December 23, 2025, at an exercise price of $2.25 per share.
(6)	Includes 75,000 Common Shares underlying options that are exercisable until December 16, 2026, at an exercise price of $2.04 per share.
(7)

Includes (i) 182,783 Common Shares underlying options that are exercisable until June 3, 2026, at an exercise price of $3.87 per share, (ii) 100,000 Common Shares underlying options that are exercisable until December 16, 2026, at an exercise price of $2.04 per share and (iii) 167,217 Common Shares underlying options that are exercisable until January 26, 2027, at an exercise price of $1.48 per share.

(8)

The address for this holder is 3406 SW 26th Terrace, Suite C-1, Fort Lauderdale, Florida 33312. Voting and dispositive power over these shares is held by Ash Group of Florida LLC’s board of directors, which is comprised of Ali Rakine, Hussein Rakine, Hassan Rakine and Solhail Mitha.

According to our transfer agent, as of April 17, 2022, there were 4,887 record holders of our Common Shares, among whom are 4,025 U.S. holders (including Cede & Co., the nominee of the Depositary Trust Company, holding an aggregate 72.8% of our Common Shares). The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these Common Shares are held by brokers or other nominees. None of our shareholders has different voting rights from other shareholders.

The Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any natural or legal persons, severally or jointly.

7.B. Related party transactions

Certain Relationships and Related Party Transactions

The following is a summary description of the material terms of those transactions with related parties to which we are party, and which were in effect within the 2021 fiscal year.

Transactions with Related Parties

On December 16, 2020, the Company entered into amended consulting agreements with each of Forbes & Manhattan, Inc. (“F&M”) and 2051580 Ontario Corp. (“2051580 Corp.”), entities controlled by Mr. Bharti, our former Executive Chairman and Director. Pursuant to the terms of these agreements, each of F&M and 2051580 Corp. provided consulting services to the Company on an as needed basis and each received base compensation in the amount of CAD$12,500 per month.  On December 29, 2021, we terminated both of these agreements and delivered a lump sum severance payment of 12 months’ base compensation in January 2022, as called for by the agreements.

On March 14, 2019, the Company entered into an agreement with 2227929 Ontario Corp., an entity controlled by Mr. Bharti, pursuant to which the Company utilized office space and shared services in exchange for consideration of CAD$15,000 per month.  This term of this agreement expired by its terms on March 14, 2022.

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

We have entered into indemnification agreements with each of our executive officers and directors. We also maintain an insurance policy that covers liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

7.C. Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Financial statements and other financial information

See Item 18 - Financial Statements.

Legal Proceedings

Please see Item 4.B. “Business overview—Legal Proceedings” for a summary of certain legal matters.

Dividends

We have never paid dividends on our Common Shares. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. As such, we do not intend to declare or pay cash dividends on our Common Shares in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our Board of Directors subject to applicable laws and will depend upon, among other factors, our earnings, operating results, financial condition and current and anticipated cash needs. Our future ability to pay cash dividends on our Common Shares may be limited by the terms of any then-outstanding debt or preferred securities.

8.B. Significant changes

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes since December 31, 2021, until the date of the filing of this Annual Report.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details

Not applicable.

9.B. Plan of distribution

Not applicable.

9.C. Market for Common Shares

Our Common Shares are listed on the Nasdaq Capital Market under the symbol “FLGC.”

9.D. Selling shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share capital

Not applicable.

10.B. Articles of Association

                The information under the caption of “Description of Share Capital” in Company’s Registration Statement on Form F-1, as amended (File No. 333-261123) filed with the SEC on November 16, 2021, and is incorporated by reference herein.

10.C. Material contracts

Purchase Agreement (the “Agreement”) for Just Brands LLC and High Roller Private Roller LLC

On February 24, 2022 (the “Closing Date”), our wholly-owned subsidiary Flora Growth U.S. Holdings Corp. completed the acquisition of 100% of the outstanding equity interests in each of (i) Just Brands LLC (“JBL”) and (ii) High Roller Private Label LLC (“HRPL,” together with JBL, the “Acquired Companies”). JBL is based in Fort Lauderdale, Florida and is a leading distributor and retailer of Cannabidiol (CBD) derived products through its widely recognized “JustCBD” brand, with HRPL manufacturing several of the leading products sold by JBL on-site. Capitalized terms not defined herein shall have the meanings ascribed to them in the Agreement.

The Purchase Price for the Acquired Interests consisted of (i) of $16,000,000 in cash (the “Cash Consideration”) and (ii) 9,500,000 privately issued common shares, no par value per share, of Flora (the “Flora Shares”).  The Flora Shares are exempt from the registration requirements of the Securities Act of 1933, as amended. The Purchase Price is subject to potential adjustments as described below.

Pursuant to the Agreement, $1.0 million of the Cash Consideration has been deposited into an escrow account to satisfy any reduction to the Purchase Price which may become necessary in the event that we determine that the Working Capital of the Acquired Companies delivered at the Closing is less than the Target Working Capital agreed upon by the Parties.

Similarly, 3,166,667 of the Flora Shares (the “Escrow Shares”) have been deposited into a share escrow account to satisfy (i) shortfalls, if any, between the Acquired Companies’ actual audited 2021 revenue/EBITDA vs. targeted revenue/EBITDA, (ii) indemnification claims, if any, arising from Sellers’ breach of representations and warranties for a period of 15 months following the closing and (iii) all expenses of defending and all settlements and/or final judgments with respect to, litigation relating back to the period prior to the closing.

Each of the Sellers has entered into a lock-up agreement with Holdings, pursuant to which they have agreed not to sell any Flora Shares for a period of six (6) months following the Closing Date.

The Agreement provides that if at any time during the 24 months following the closing (the “Reference Period”), the five-day volume weighted average price (“VWAP”) per share of Flora’s common shares as quoted on the Nasdaq Capital Market fails to equal or exceed the Share Price, then promptly following the Reference Period, Flora shall issue a number of additional Flora common shares (the “Additional Shares”, together with the Flora Shares, the “Share Consideration”) to Sellers so that the Share Consideration has an aggregate value of $47,500,000, less the value of any Escrow Shares relinquished or sold out of the share escrow described in the preceding paragraph, determined by a formula set forth in the Agreement.

In the event (i) the VWAP exceeds the Share Price at any time during the Reference Period and (ii) some or all of the Escrow Shares are released from escrow at a weighted average sale price below the Share Price, Flora shall issue Additional Shares to Sellers calculated pursuant to the formula set forth in the Agreement. Such Additional Shares, if any, would be issued promptly following the expiration of the Reference Period.  Notwithstanding the foregoing, in no event shall Flora be obligated to issue more than 3.65 million Additional Shares unless Flora’s shareholders have voted on and approved the terms of the Agreement.  If such shareholder approval is not obtained and if, at the end of the Reference Period, Flora is required to issue more than 3.65 million Additional Shares to the Sellers (any such shares being referred to as “Excess Shares”), then Flora shall deliver cash in lieu of the Excess Shares, calculated by a formula set forth in the Agreement.

Pursuant to the Agreement, we have agreed to use commercially reasonable efforts to cause all Share Consideration issued or issuable to the Sellers to be included in a registration statement filed on Form F-3 (or Form S-3, if applicable) for resale within twenty (20) Business Days of when the Company first becomes eligible to use such registration form.  In the event we are unable to register such Share Consideration for resale using Form F-3 (or Form S-3, if applicable) by June 30, 2022, we have agreed to register such Share Consideration on Form F-1 (or Form S-1, if applicable) for resale by no later than August 31, 2022.

The Sellers also entered into restrictive covenant agreements pursuant to which they agreed that they will not compete with the business conducted by the Acquired Companies nor solicit employees of the Acquired Companies for a period of two years following the Closing Date.

VBI Merger Agreement

On November 12, 2021, pursuant to a certain merger agreement between the Company, our wholly-owned subsidiary, Vessel Brand Inc. (“VBI”) and certain related third parties, we acquired 100% of the capital stock of VBI for consideration consisting of $8.0 million in cash and 4,557,318 privately issued Flora Common Shares.  VBI is a developer and retailer of high-end cannabis consumer technology. Headquartered in Carlsbad, California, Vessel distributes its premium hardware and accessories throughout the United States and internationally.

Certain shareholders of VBI that received in excess of a majority of the Company’s common shares issued as part of the transaction consideration have entered into lock-up agreements restricting the transfer of such common shares for a period of six (6) months from the closing.

Agreements with Directors and Officers

For a description of the agreements related to our directors and officers, see Item 6.B. “Directors, Senior Management and Employees” and Item 7.B. “Related party transactions.”

10.D. Exchange controls

Canada has no system of exchange controls. We are not aware of any governmental laws, decrees, regulations or other legislation in Canada that restrict the export or import of capital, including the availability of cash and cash equivalents for use by our affiliated companies, or that affect the remittance of dividends, interest, royalties or similar payments to non-resident holders of Company securities, although there may be Canadian and other foreign tax considerations. See Item 10(E) — "Taxation."

10.E. Taxation

The following is a summary of the current tax structure, which is applicable to companies in Canada, with special reference to its effect on us. The following also contains a discussion of certain material Canadian and U.S. federal income tax consequences to persons purchasing our Common Shares. To the extent that the discussion is based on new tax legislation, which has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will accord with any such interpretation in the future. The discussion is not intended and should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations.

The following summary is included herein as general information only and is intended neither as a substitute for careful tax planning nor as a complete analysis of all tax consequences relating to the ownership or disposition of Common Shares. Accordingly, each investor should consult his or her own tax advisor as to the particular tax consequences to such investor of the purchase, ownership or sale of a Common Share, including the effect of applicable state, local, foreign or other tax laws, including Canada and Colombia, or other taxing jurisidiction and possible changes in tax laws.

Taxation in Canada

The following summary describes the principal Canadian federal income tax considerations pursuant to the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) generally applicable to an investor who acquired the Common Shares as beneficial owner and who, for purposes of the Tax Act and at all relevant times, holds the Common Shares as capital property, deals at arm’s length with the Company and is not affiliated with the Company (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder provided the Holder does not acquire or hold the Common Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii), an interest in which would be a “tax shelter investment” as defined in the Tax Act; (iv) that has made a functional currency reporting election under the Tax Act to report in a currency other than the Canadian currency;  (v) that has or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement” (each as defined in the Tax Act) with respect to the Common Shares; or (vi) that receives dividends on the Common Shares under or as part of a “dividend rental arrangement”,  as defined under the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in the Common Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and that is or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident person or group of non-resident persons not dealing with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act.  Such Holders should consult their own tax advisors with respect to the possible application of these rules.

In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Common Shares.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) made publicly available prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in law or the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial action or decision, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

Subject to certain exceptions that are not discussed in this summary, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares, including dividends, must be determined in Canadian dollars using the relevant exchange rate determined in accordance with the Tax Act.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of Common Shares, and no representations with respect to the income tax consequences to any holder or prospective holder are made. Consequently, holders and prospective holders of Common Shares should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring the Common Shares, having regard to their particular circumstances.

Holders Resident in Canada

                This portion of the summary applies to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada (a “Resident Holder”).

Certain Resident Holders who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have the Common Shares, and all other “Canadian securities” (as defined in the Tax Act) owned by such Resident Holders in the taxation year of the election and any subsequent taxation year, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders should consult their own tax advisors regarding the availability or advisability of this election.

 Dividends on the Common Shares

                Dividends received or deemed to be received on the Common Shares by a Resident Holder who is an individual (other than certain trusts) will generally be included in the individual’s income and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced dividend tax credit rules applicable to any dividends designated by the Company as “eligible dividends” in accordance with the Tax Act. There may be limitations on the ability of the Company to designate dividends as “eligible dividends.”

                In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally also be deductible in computing its taxable income for that taxation year. In certain circumstances, a dividend received or deemed to be received by a Resident Holder that is a corporation may be deemed to be proceeds of disposition or a capital gain pursuant to subsection 55(2) of the Tax Act. Resident Holders that are corporations should consult their own tax advisors having regard to their own particular circumstances.

                A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act will generally be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing its taxable income for the taxation year. Such additional tax may be refundable in certain circumstances.

 Dispositions of Common Shares

                Upon a disposition (or a deemed disposition) of a Common Share (other than a disposition to the Company, unless Common Shares are disposed of to the Company in the open market in the manner in which shares are normally disposed of to any member of the public in the open market) such a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such Common Share to the Resident Holder.  The adjusted cost base to a Holder of each Common Share will be determined by averaging the cost of such Common Share with the adjusted cost base to such Holder of all other Common Shares (if any) held by the Holder as capital property immediately prior to the acquisition.

 Taxation of Capital Gains and Capital Losses

                Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

                The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of dividends received or deemed to be received by it on such Common Share, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

 Aggregate Investment Income

                A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay a refundable tax on its “aggregate investment income”, which is defined in the Tax Act to include an amount in respect of taxable capital gains and dividends or deemed dividends that are not deductible in computing such corporation’s income.

 Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by an individual (including certain trusts) may give rise to liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

 Holders Not Resident in Canada

                This portion of the summary applies to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention (i) is neither resident nor deemed to be resident in Canada, and (ii) does not, and is not deemed to, use or hold the Common Shares in a business carried on in Canada (a “Non-Resident Holder”). In addition, this portion of the summary does not apply to an insurer who carries on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act) and such Non-Resident Holders should consult their own tax advisors.

 Dividends on the Common Shares

                Any dividends paid or credited, or deemed to be paid or credited, on the Common Shares, as the case may be, to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which that Non-Resident Holder may be entitled under an applicable income tax treaty or convention. For instance, where the Non-Resident Holder is a resident of the United States that is entitled to applicable benefits under the Canada-United States Income Tax Convention (1980), as amended, and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%. The rate of withholding tax is generally further reduced to 5% if the beneficial owner of such dividend is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. Non-Resident Holders should consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of the Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of a Common Share unless the Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

                Generally, the Common Shares will not constitute “taxable Canadian property” of a Non-Resident Holder at any particular time provided that the Common Shares are then listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the NASDAQ), unless at any time during the 60-month period immediately preceding such time: (i) at least 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by or belonged to any combination of (x) the Non-Resident Holder, (y) persons with whom the Non-Resident Holder did not deal at arm’s length (for the purposes of the Tax Act), and (z) partnerships in which the Non-Resident Holder or a person described in (y) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of such shares was derived directly or indirectly from one, or any combination of, real or immovable property situated in Canada, Canadian resource property (as defined in the Tax Act), timber resource property (as defined in the Tax Act) or options in respect of, interests in or for civil law rights in, any such property (whether or not such property exists). Notwithstanding the foregoing, the Common Shares may also be deemed to be “taxable Canadian property” in certain circumstances.

                In cases where a Non-Resident Holder disposes (or is deemed to have disposed) of a Common Share that is “taxable Canadian property” to that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention, the consequences described above under the headings “Holders Resident in Canada – Dispositions of Common Shares” and “Taxation of Capital Gains and Capital Losses” will generally be applicable to such disposition. Non-Resident Holders for whom a Common Share is, or may be, “taxable Canadian property” should consult their own tax advisors.

Certain Material United States Federal Income Tax Consequences

The following discussion is a general summary of certain material U.S. federal income tax considerations with respect to the ownership and disposition of our Common Shares. This summary is based on current U.S. federal income tax laws (including provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder and administrative rulings and court decisions, all in effect as of the date hereof), all of which are subject to change at any time, possibly with retroactive effect.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of one or more of our Common Shares, that is for U.S. federal income tax purposes one of the following: (i) an individual citizen or resident of the United States, including individuals treated as residents of the United States solely for tax purposes, (ii) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (1) a court within the United States can exercise primary supervision over it, and one or more United States persons as described in section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person as described in section 7701(a)(30) of the Code.

This discussion applies only to a U.S. Holder that holds Common Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). Unless otherwise provided, this summary does not discuss reporting requirements. In addition, this discussion does not address any tax consequences other than U.S. federal income tax consequences, such as U.S. state and local tax consequences, U.S. estate and gift tax consequences, and non-U.S. tax consequences, and does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the net investment income tax, and tax consequences to holders that are subject to special provisions under the Code, including, but not limited to, holders that:

•	are tax exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts;
•	are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies;
•	are brokers or dealers in securities or currencies or holders that are traders in securities that elect to apply a mark-to-market accounting method;
•	have a “functional currency” for U.S. federal income tax purposes that is not the U.S. dollar;
•	own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;
•	acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services;
•	are partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such partnerships and entities);
•	are required to accelerate the recognition of any item of gross income with respect to the Common Shares as a result of such income being recognized on an applicable financial statement;
•	own or will own (directly, indirectly, or constructively) 10% or more of our total combined voting power or value;
•	are controlled foreign corporations;
•	are passive foreign investment companies;
•

hold the Common Shares in connection with trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States; or

•	are former U.S. citizens or former long-term residents of the United States.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our securities, the tax treatment of a person treated as a partner for U.S. federal income tax purposes generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of our securities should consult their tax advisors.

We have not sought, and do not expect to seek, a ruling from the United States Internal Revenue Service (the “IRS”), as to any United States federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

Except as otherwise noted, this summary assumes that neither the Company (nor any of its subsidiaries) is a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. A non-U.S. entity’s possible status as a PFIC must be determined annually and therefore may be subject to change. If the Company (or any of its subsidiaries) were to be a PFIC in any year, materially adverse consequences could result for U.S. Holders.

Holders of our Common Shares should consult with their tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of acquiring, holding and disposing of the Common Shares.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES. WE RECOMMEND THAT HOLDERS OF OUR COMMON SHARES CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY FEDERAL, STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES.

U.S. Holders

Taxation of Distributions to U.S. Holders

Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution (including, a deemed distribution) of cash or other property (other than certain distributions of the Company’s shares or rights to acquire the Company’s shares) paid on the Company’s Common Shares to the extent the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under United States federal income tax principles). Distributions (including, deemed distributions) in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Common Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Common Shares (the treatment of which is described under “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Shares to U.S. Holders” below). Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we expect that distributions, if issued, will generally be reported to U.S. Holders as dividends.

Dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to individuals and other non-corporate U.S. Holders, dividends generally will be taxed at the lower applicable long-term capital gains rate (see “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Shares to U.S. Holders” below) applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our Common Shares on which the dividends are paid are readily tradable on an established securities market in the United States or the Company is eligible for the benefits of the U.S.-Canada income tax treaty (the “Treaty”), (2) we are not a PFIC (nor treated as such with respect to a U.S. Holder) at the time the dividend was paid or in the previous year, and (3) certain other requirements are met. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to our Common Shares.

For U.S. foreign tax credit purposes, dividends paid on our Common Shares generally will be treated as foreign source income and generally will constitute passive category income. The amount of a dividend will include any amounts withheld by us in respect of Canadian income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Canadian income taxes withheld from dividends on the Common Shares, at a rate not exceeding any reduced rate pursuant to the Treaty, may be creditable against the U.S. Holder’s U.S. federal income tax liability. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Canadian income taxes, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability or deductibility of foreign taxes in their particular circumstances.

The amount of any dividend paid in Canadian dollars will equal the U.S. dollar value of the Canadian dollars received, calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of Common Shares, regardless of whether the Canadian dollars are converted into U.S. dollars. If the Canadian dollars received as a dividend are converted into U.S. dollars on the date of receipt, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Canadian dollars received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollar will be treated as U.S. source ordinary income or loss.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Shares to U.S. Holders

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of our Common Shares. The amount of gain or loss recognized by a U.S. Holder on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Common Shares so disposed of. A U.S. Holder’s adjusted tax basis in its Common Shares generally will equal the U.S. Holder’s acquisition cost reduced by any prior distributions treated as a return of capital.

Any capital gain or loss recognized generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such Common Shares exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder may be taxed at rates of taxation lower than the rates applicable to ordinary income and short-term capital gains, while short-term capital gains are subject to U.S. federal income tax at the rates applicable to ordinary income. The deductibility of capital losses is subject to various limitations.

Any gain or loss recognized by a U.S. Holder will generally be U.S. source gain or loss for foreign tax credit purposes. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any non-U.S. tax imposed on the disposition of the Common Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from non-U.S. sources.

Passive Foreign Investment Company (“PFIC”) Rules

A non-U.S. corporation will be classified as a PFIC for United States federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes, among other things, dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income.

Although PFIC status is determined annually, an initial determination that a non-U.S. corporation is a PFIC generally will apply for subsequent years to a U.S. Holder who held its stock while it was a PFIC, whether or not it meets the test for PFIC status in those subsequent years. We have not made a determination as whether we were a PFIC in prior taxable years and we may have been classified as a PFIC for prior taxable years. Based upon the foregoing, it is uncertain whether we will be a PFIC for our current taxable year or any future taxable year. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our Common Shares and the U.S. Holder did not make either a timely mark-to-market election or a qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Common Shares, as described below, such U.S. Holder generally will be subject to special rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Common Shares (which may include gain realized by reason of transfers of Common Shares that would otherwise qualify as nonrecognition transactions for United States federal income tax purposes) and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Common Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Common Shares). Under these special tax rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Common Shares;
•

the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

•

the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss for such year; and

•

an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may be able to avoid application of the PFIC tax consequences described above in respect to our Common Shares by making a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge. There is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided. We, therefore, have not determined whether, if we were to be classified as a PFIC for a taxable year, we will provide information necessary for a U.S. Holder to make a QEF election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs. Accordingly, U.S. Holders should assume that they will not be able to make a QEF election with respect to the Common Shares.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Common Shares in us and for which we are determined to be a PFIC, such U.S. Holder generally will not be subject to the PFIC rules described above in respect to its Common Shares. Instead, in general, the U.S. Holder will include as ordinary income in each taxable year the excess, if any, of the fair market value of Common Shares at the end of its taxable year over its adjusted basis in its Common Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also generally will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis in its Common Shares over the fair market value of its Common Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Common Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Common Shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Common Shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our Common Shares under their particular circumstances.

If we are or become a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. There can be no assurance that we will have timely knowledge of the status of any such lower-tier PFIC. In addition, we may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance we will be able to cause the lower-tier PFIC to provide such required information. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621, or any successor form, (whether or not a QEF or mark-to-market election is made) and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS (potentially including with respect to items that do not relate to a U.S. Holder’s investment in Common Shares).

                The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our Common Shares should consult their tax advisors concerning the application of the PFIC rules to our Common Shares under their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends or sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient, or (ii) in the case of backup withholding, the U.S. Holder provides a correct U.S. taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its tax advisor regarding the information reporting and backup withholding rules in their particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding.

Reporting Obligations for Certain Owners of Foreign Financial Assets

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including cash) to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement, and the period of limitations on assessment and collection of United States federal income taxes will be extended in the event of a failure to comply. Furthermore, certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. Specified foreign financial assets generally include any financial account maintained with a non-U.S. financial institution and should also include the Common Shares if they are not held in an account maintained with a U.S. financial institution. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of United States federal income taxes may be extended in the event of a failure to comply. Potential investors are urged to consult their tax advisors regarding the foreign financial asset and other reporting obligations and their application to an investment in our Common Shares.

The discussion of reporting obligations set forth above is not intended to constitute an exhaustive description of all reporting obligations that may apply to a U.S. Holder. A failure to satisfy certain reporting obligations may result in an extension of the period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting obligation. Penalties for failure to comply with these reporting obligations are substantial. U.S. Holders should consult with their tax advisors regarding their reporting obligations under these rules, including the requirement to file an IRS Form 8938.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. Holder.” As used herein, the term “Non-U.S. Holder” means a beneficial owner of our Common Shares that is for United States federal income tax purposes that is neither a U.S. Holder, as defined above, nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

Taxation of Distributions to Non-U.S. Holders

A Non-U.S. Holder of our Common Shares will generally not be subject to U.S. federal income or withholding tax on dividends (including constructive distributions) received on our Common Shares, unless such income is effectively connected with the conduct by such Non-U.S. Holder of a U.S. trade or business.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Shares by Non-U.S. Holders

A Non-U.S. Holder of our Common Shares will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other taxable disposition of our Common Shares, unless such gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business or, in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

10.F. Dividends and paying agents

Not applicable.

10.G. Statement by experts

Not applicable.

10.H. Documents on display

We are subject to certain of the information reporting requirements of the Exchange Act. As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our Common Shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within four months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also publish unaudited six month interim financial information. We furnish this interim financial information to the SEC under cover of a Form 6-K.

You may read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this website is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

10.I. Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

            Foreign currency exchange rate risk is the risk that the fair value of future cash flows will fluctuate due to changes in foreign exchange rates. We do not currently use foreign exchange contracts to hedge our exposure to currency rate risk as management has determined that this risk is not significant. As such, our financial position and financial results may be adversely affected by the unfavorable fluctuations in currency exchange rates.

            As at December 31, 2021, we had the following monetary assets and liabilities denominated in foreign currencies:

December 31, 2021	CAD	COP	EUR	CHF
Thousands of foreign currencies
Cash	1,393	4,451,775	896	-
Amounts receivable	72	15,775,755	-	-
Loans receivable	-	-	-	250
Trade payables	(40)	(5,398,068)	-	-
Accrued liabilities	(589)	(2,120,869)	-	-
Lease liability	-	(1,690,797)	-	-
Long term debt	-	(72,963)	-	-
Net carrying value	836	10,944,833	896	250

As at December 31, 2020, we had the following monetary assets and liabilities denominated in foreign currencies:

December 31, 2020	CAD	COP	EUR
Thousands of foreign currencies
Cash	1,839	889,204	118
Amounts receivable	594	1,478,432	-
Trade payables	(581)	(4,032,077)	-
Accrued liabilities	(120)	-	-
Lease liability	-	(1,126,542)	-
Long term debt	-	(1,098,081)	-
Net carrying value	1,732	(3,889,064)	118

Monetary assets and liabilities denominated in Canadian dollars, Colombian pesos, Euros and Swiss Francs are subject to foreign currency risk. We have estimated that as at December 31, 2021, the effect of a 10% increase or decrease in Canadian dollars, Colombian pesos, Euros and Swiss Francs (“CHF”) against the United States dollar on financial assets and liabilities would result in an increase or decrease of approximately $0.5 million (2020 – $0.2 million) to net loss and comprehensive loss.

                We have calculated this sensitivity analysis based on the net financial assets denominated in each currency using the December 31 exchange rate, then changing the rate by 10%. Management determined 10% is a ‘reasonably possible’ change in foreign currency rates by considering the approximate change in rates in the prior twelve months. The rate used in 2020 was 5%, and the amounts above have been recast to reflect the impact if 10% was used for comparative purposes.

It is our management’s opinion that the Company is not subject to significant commodity or interest rate risk.

                Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with our financial liabilities. Our financial liabilities consist of trade payables and accrued liabilities, loans payable and debt, and lease liabilities as presented on the statement of financial position. The Company had cash and restricted cash as presented on the statement of financial position. We currently have no available credit lines of facilities to draw borrowings from should additional liquidity be needed. Our policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due.

The Company’s long-term investments in equity of other entities are not publicly traded and there is not an active market to sell the investments for cash.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

                Not applicable.

PART TWO

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. -D.

None.

14. E – Use of Proceeds.

Initial Public Offering

In May 2021, we completed an initial public offering in the United States on the Nasdaq of our Common Shares, no par value per share, pursuant to Registration Statement on Form F-1, as amended (File No. 333-252996), which became effective on May 10, 2021. Boustead Securities, LLC acted as sole book-running manager for the offering. We registered 3,333,333 Common Shares in the offering and granted the underwriters a 30-day over-allotment option to purchase up to additional 500,000 Common Shares from us.

Pursuant to the initial public offering, we sold a total of 3,333,333 Common Shares at a price of $5.00 per share. The aggregate offering price of the shares sold (including the over-allotment) was approximately $19.2 million. The total expenses of the offering in cash, excluding underwriting discounts and commissions, were approximately $0.5 million. The net proceeds we received from the offering were approximately $16.7 million.

Between the effective date of the Registration Statement on Form F-1, filed under the Securities Act with the SEC and December 31, 2021, we used approximately $8.5 million of the proceeds for the acquisition of VBI, general corporate expenses and for working capital. The intended use of these proceeds has not changed substantially from the information mentioned in the prospectus relating to the Registration Statement on Form F-1 filed under the Securities Act with the SEC.

Follow On Offering

In November 2021, we completed a public offering in the United States on the Nasdaq of 11,500,000 units (the “Units”), with each Unit consisting of one Common Share of the Company and one-half warrant (“Unit Warrant”); each whole Unit Warrant entitling the holder thereof to purchase one Common Share on Form F-1, as amended, (File No. 333-261123), which became effective on November 18, 2021. A.G.P./Alliance Global Partners acted as sole book-running manager for the offering and NMO Nesbitt Burns Inc. and Roth Capital Partners, LLC served as co-managers. We registered 10,000,000 Units in the offering and granted the underwriters a 30-day over-allotment option to purchase up to additional 1,500,000 Common Shares and/or Unit Warrants from us. The option was exercised in full in connection with the closing of the offering.

Pursuant to the offering, we sold a total of 11,500,000 Units at a price of $3.00 per unit. The aggregate offering price of the shares sold was approximately $34.5 million. The total expenses of the offering in cash, excluding underwriting discounts and commissions, were approximately $0.5 million. The net proceeds we received from the offering were approximately $31.6 million.

Between the effective date of the Registration Statement on Form F-1, filed under the Securities Act with the SEC and December 31, 2021, we used the net proceeds for general corporate expenses and for working capital. In February of 2022 we used approximately $16.5 million to fund our acquisition of JBL and HRPL.  The intended use of these proceeds has not changed substantially from the information mentioned in the prospectus relating to the Registration Statement on Form F-1 filed under the Securities Act with the SEC.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021 (the “Evaluation Date”). Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Further, as long as we are deemed to be an emerging growth company, we will not be required to include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting, due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

As discussed in greater detail in on the Company’s Form F-1, as amended (File No. 333-261123) filed with the SEC on November 16, 2021, the Company’s independent registered public accounting firm, in connection with the audit of the Company’s financials as of, and for the year ended, December 31, 2020, noted material weaknesses and made certain recommendations to management regarding material weaknesses related to goodwill impairment testing, financial reporting processes related to the newly acquired subsidiaries in Colombia and intercompany and related party transactions (the “2020 Material Weaknesses”). Our management took steps to remediate the 2020 Material Weaknesses through our hiring of additional accounting personnel in Canada, the United States and Colombia and our engagement of a third-party expert with respect to, among other things, impairment testing. As a result, our management believes the weaknesses relating to financial reporting processes related to newly acquired subsidiaries in Colombia and intercompany and related party transactions have been remediated as of December 31, 2021 and the Company continues to allocate additional resources to remediate the material weakness related to goodwill impairment testing (as described below). During the 2021 audit, the Company’s auditors noted material weaknesses and made certain recommendations to management regarding material weaknesses related to goodwill impairment testing and purchase price allocations, contract receivables and corresponding revenue and inventory procedures (the “2021 Material Weaknesses”). In connection with the 2021 Material Weaknesses, the Company intends to allocate resources to its remediation plan, including (i) continuing to enhance our impairment testing procedures with the assistance of our third party experts (ii) implementing enhanced credit assessment over the creditworthiness of certain contract receivables and their corresponding revenue and (iii) implementing regularly scheduled physical inventory counts in all company locations and reconciling with internal accounting records.  Management is committed to maintaining a strong internal control environment and believes the above noted efforts will represent significant improvements to the internal control environment.

Other than as described in the preceding paragraph, during the year ended December 31, 2021, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. John Timothy Leslie, a member of our Audit Committee, is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and Nasdaq rules.

ITEM 16B. CODE OF ETHICS

We have adopted a written code of ethics that applies to our officers and employees, including our principal executive officer, principal financial officer, principal controller and persons performing similar functions as well as our directors. Our Code of Business Conduct and Ethics is posted on our website at https://www.floragrowth.ca/. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information regarding fees paid by us to Davidson & Company LLP, our principal independent registered public accounting firm, for all services, including audit services, for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020

Audit fees (1)	$200,000	130,000
Audit related fees (2)	123,500	-
Tax Fees (3)	-	-
All other fees	-	-
Total	$323,500	$130,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2)

Audit-related fees relate to assurance and associated services that traditionally are performed by the independence auditor including SEC filings, comfort letter, consents and comment letters in connection with regulatory filings.

(3)	Includes professional fees related to tax returns and other tax related services.]

Pre-Approval of Auditors’ Compensation

Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. All of the services related to our Company provided by Davidson & Company LLP listed above have been pre-approved by the audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

 Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, such as us, to comply with various corporate governance practices. In addition, we are required to comply with Nasdaq Stock Market rules. Under those rules, we may elect to follow certain corporate governance practices permitted under Canadian law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market rules for U.S. domestic issuers.

For more information regarding our corporate governance practices and certain provisions of Canadian law and practices we have elected to follow, rather than the Nasdaq Listing Rules, please see “Item 6.C.—Board Practices-Corporate Governance Practices.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART THREE

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements, and the related notes thereto, and the Report of Independent Public Accountants are filed as a part of this Annual Report.

Audited Financial Statements

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION OF DOCUMENT

1.1	Articles of Incorporation of Flora Growth Corp. (incorporated by reference to Exhibit 2.1 of Flora’s Form 1-A, filed with the SEC on October 10, 2019).

1.2	Bylaws of Flora Growth Corp.(incorporated by reference to Exhibit 2.2 of Flora’s Form 1-A, filed with the SEC on October 10, 2019).

1.3	Articles of Amendment of Flora Growth Corp. effective April 30, 2021 (incorporated by reference to Exhibit 3.3 of Flora’s Form F-1, filed with the SEC on November 16, 2021).

2.1*	Description of Common Shares.

4.1*	Executive Employment Agreement, dated February 28, 2022, by and between Flora Growth Management Corp. and Luis Merchan.

4.2*	Executive Employment Agreement, dated February 28, 2022, by and between Flora Growth Management Corp. and James Choe.

4.3*	Executive Employment Agreement, dated February 28, 2022, by and between Flora Growth Management Corp. and Matthew Cohen.

4.4*	Consulting Agreement, dated February 28, 2022, by and between Flora Growth Management Corp. and Jason Warnock.

4.5*	Executive Employment Agreement, dated February 28, 2022, by and between Flora Growth Management Corp. and Jessie Casner.

4.6

Consulting Agreement dated June 10, 2021 by and between Flora Growth Corp. and E&J Consulting, LLC. (incorporated by reference to Exhibit 10.7 of the Company’s Form F-1, field with the SEC On November 16, 2021).

4.7*	Independent Contractor Agreement, dated March 15, 2022, by and between Flora Growth Corp. and Dr. Bernard Wilson.

4.8*	Independent Contractor Agreement, dated December 1, 2021, by and between Flora Growth Corp. and Dr. Annabelle Manalo-Morgan.

4.9	Form of Regulation A, Tier 2 Common Share Purchase Warrant (incorporated by reference to Exhibit 3.1 of the Company's Form 1-U, filed with the SEC on January 23, 2020).

4.10	Form of Unit Warrant (incorporated by reference to Exhibit 4.5 of the Company’s Form F-1, filed with the SEC on November 16, 2021).

4.11

Share Purchase Agreement dated July 16, 2019 among Flora Growth Corp., Guillermo Andres Ramirez Martinez, Guillermo Ramirez Cabrales and Oscar Mauricio Franco Ulloa.(incorporated by reference to Exhibit 7.1 of the Company's Form 1-A, filed with the SEC on October 10, 2019).

4.12

Shareholders’ Agreement dated October 2, 2019 among Flora Growth Corp., Guillermo Andres Ramirez Martinez, Guillermo Ramirez Cabrales and Oscar Mauricio Franco Ulloa. (incorporated by reference to Exhibit 6.15 of the Company's Form 1-A, filed with the SEC on October 10, 2019).

4.13	Flora Growth Corp. Stock Option Plan. (incorporated by reference to Exhibit 6.16 of the Company's Form 1-A, filed with the SEC on October 10, 2019).

4.14	Form of Stock Option Agreement.(incorporated by reference to Exhibit 6.17 of the Company's Form 1-A, filed with the SEC on October 10, 2019).

4.15†

Merger Agreement, dated October 27, 2021, by and among Vessel Brand, Inc., Flora Growth Corp., Vessel Acquisition Sub, Inc. and the Sellers' Representative (incorporated by reference to Exhibit 10.48 of the Company’s Form F-1 filed with the SEC on November 16, 2021).

4.16†

Securities Purchase Agreement, dated February 24, 2022, by and among Flora Growth Corp., Flora Growth U.S. Holdings Corp., the Sellers named therein and the Sellers’ Representative (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K filed with the SEC on February 28, 2022).

4.17

Assets Purchase Agreement between Laboratorios Quipropharma, Selling Party and Flora Growth Corp Sucursal Colombia, Buying Party effective January 12, 2021 (incorporated by reference to Exhibit 10.42 of the Company’s F-1 filed with the SEC on February 11, 2021).

4.18

Promissory Lease with Option to Sale and Purchase Agreement dated December 27, 2018 between Cosechemos YA S.A.S. and Waldshut C.V.(incorporated by reference to Exhibit 6.10 of the Company's Form 1-A, filed with the SEC on October 10, 2019).

4.19

Amendment to Promissory Lease with Option to Sale and Purchase Agreement dated November 1, 2019 between Cosechemos YA S.A.S. and Waldshut C.V.(incorporated by reference to Exhibit 6.18 of the Company's Form 1-AA, filed with the SEC on November 22, 2019).

4.20

Promissory Lease with Option to Sale and Purchase Agreement dated December 27, 2018 between Cosechemos YA S.A.S. and Vicalvaro C.V. (incorporated by reference to Exhibit 6.11 of the Company's Form 1-A, filed with the SEC on October 10, 2019).

4.21

Amendment to Promissory Lease with Option to Sale and Purchase Agreement dated November 1, 2019 between Cosechemos YA S.A.S. and Vicalvaro C.V. (incorporated by reference to Exhibit 6.19 of the Company's Form 1-AA, filed with the SEC on November 22, 2019).

4.22	Lease Agreement dated May 2, 2018 between Cosechemos YA S.A.S. and C.I Gramulaz S.C.A (incorporated by reference to Exhibit 6.12 of the Company's Form 1-A, filed with the SEC on October 10, 2019).

4.23

Amendment to Lease Agreement dated September 1, 2019 between Cosechemos YA S.A.S. and C.I Gramulaz S.C.A.(incorporated by reference to Exhibit 6.13 of the Company's Form 1-AA, filed with the SEC on November 22, 2019).

4.24

Promissory Note No. 101 dated June 1, 2020 between Flora Growth Corp. and Kasa Wholefoods Company SAS. (incorporated by reference to Exhibit 6.24 of the Company's Form 1-SA, filed with the SEC on September 28, 2020).

4.25	Consulting Agreement dated March 14, 2019 between Flora Growth Corp. and Stan Bharti. (incorporated by reference to Exhibit 6.2 of the Company's Form 1-A, filed with the SEC on October 10, 2019).

4.26

Consulting Agreement dated March 14, 2019 between Flora Growth Corp. and Forbes Manhattan, Inc.(incorporated by reference to Exhibit 6.1 of the Company's Form 1-A, filed with the SEC on October 10, 2019).

4.27	Independent Contractor Agreement dated April 1, 2021, by and between Flora Growth Corp. and 2749058 Ontario Ltd.

4.28	Amendment to Independent Contractor Agreement dated December 16, 2020 between Flora Growth Corp. and 2051580 Ontario Inc.

4.29	Amendment to Independent Contractor Agreement dated December 16, 2020 between Flora Growth Corp. and Forbes & Manhattan Inc.

8.1*	List of Subsidiaries of Flora Growth Corp.

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of the Principal Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1*	Consent of Davidson & Company LLP, independent registered public accounting firm.

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File

*	Filed herewith.
**	Furnished herewith.

†

Schedules and similar attachments to this exhibit have been omitted because they do not contain information material to an investment or voting decision and such information is not otherwise disclosed in such exhibit.

SIGNATURES

Flora Growth Corp. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Flora Growth Corp.

Date: May 9, 2022	By:	/s/ Luis Merchan
Luis Merchan
Chief Executive Officer

Flora Growth Corp.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021, 2020 and 2019

(Expressed in United States Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Flora Growth Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Flora Growth Corp. (the “Company”), as of December 31, 2021 and 2020, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity (deficiency), and cash flows for the years ended December 31, 2021, December 31, 2020, and the period from incorporation (March 13, 2019) to December 31, 2019, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2021, December 31, 2020, and the period from incorporation (March 13, 2019) to December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2020.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

May 9, 2022

Flora Growth Corp.
Consolidated Statements of Financial Position
(in thousands of United States dollars)
As at:	December 31, 2021	December 31, 2020
ASSETS
Current
Cash	$37,614	$15,523
Restricted cash	2	-
Trade and amounts receivable (Note 5)	5,324	922
Loans receivable and advances (Note 6)	273	302
Prepaid expenses	1,700	347
Biological assets (Note 7)	37	-
Inventory (Note 8)	2,993	540
Total current assets	47,943	17,634
Non-current
Property, plant and equipment (Note 9)	3,750	411
Right of use assets (Note 15)	1,229	318
Intangible assets (Note 12)	9,736	658
Goodwill (Note 12)	20,054	431
Investments (Note 10)	2,670	-
Other Assets	97	-
Total assets	$85,479	$19,452
LIABILITIES
Current
Trade payables and accrued liabilities	$5,628	$1,809
Amounts payable to vendors on business combinations	-	605
Current portion of long term debt (Note 14)	18	251
Current portion of lease liability (Note 15)	412	78
Other accrued liabilities	61	-
Total current liabilities	6,119	2,743
Non-current
Non-current debt (Note 14)	-	69
Non-current lease liability (Note 15)	908	251
Deferred tax (Note 21)	1,511	139
Total liabilities	8,538	3,202
SHAREHOLDERS' EQUITY
Share capital (Note 16)	102,428	27,254
Options (Note 17)	3,712	2,396
Warrants (Note 18)	10,670	3,961
Accumulated other comprehensive (loss) income	(1,108)	39
Deficit	(38,536)	(17,287)
Non-controlling interest	(225)	(113)
Total shareholders' equity	76,941	16,250
Total liabilities and shareholders' equity	$85,479	$19,452

Nature of operations (Note 1); Provisions, commitments and contingencies (Note 20); Subsequent events (Note 26)

The accompanying notes are an integral part of these consolidated financial statements.

Flora Growth Corp.
Consolidated Statements of Loss and Comprehensive Loss
(in thousands of United States dollars, except per share amounts which are in thousands of shares)
	For the year ended December 31, 2021	For the year ended December 31, 2020	For the period from incorporation (March 13, 2019) to December 31, 2019
Revenue (Note 25)	$8,980	$106	$-
Cost of sales	6,627	35	-
Gross profit before gain on fair value of biological assets	2,353	71	-
Unrealized gain on changes in fair value of biological assets (Note 7)	72	-	-
Gross Profit	2,425	71	-
Operating Expenses
Consulting and management fees	7,324	4,752	2,001
Professional fees	4,269	794	183
General and administrative	4,507	1,400	175
Travel expenses	603	428	306
Share based compensation (Note 17)	1,340	4,901	107
Research and development	132	78	21
Depreciation and amortization (Notes 9 and 12)	765	113	26
Bad debt expense (Note 5)	1,335	-	-
Goodwill impairment (Notes 12 and 13)	51	1,816	-
Other expenses (income), net	1,050	73	-
Total operating expenses	21,376	14,355	2,819
Operating Loss	(18,951)	(14,284)	(2,819)
Interest expense	84	30	19
Foreign exchange loss	79	20	6
Unrealized loss on fair value of investments (Note 10)	2,345	-	-
Net loss before income taxes	(21,459)	(14,334)	(2,844)
Income tax benefit (Note 21)	98	-	-
Net loss for the period	$(21,361)	$(14,334)	$(2,844)
Other comprehensive loss
Exchange differences on foreign operations	$(1,147)	$16	$23
Total comprehensive loss for the period	$(22,508)	$(14,318)	$(2,821)

Net loss attributable to:
Flora Growth Corp.	$(21,249)	$(14,170)	$(2,824)
Non-controlling interests	(112)	(164)	(20)
Comprehensive loss attributable to:
Flora Growth Corp.	$(22,396)	$(14,154)	$(2,801)
Non-controlling interests	(112)	(164)	(20)
Basic and diluted loss per share attributable to Flora Growth Corp.	$(0.48)	$(0.47)	$(0.19)
Weighted average number of common shares outstanding - basic and diluted (Note 22)	43,954	29,901	14,892

The accompanying notes are an integral part of these consolidated financial statements.

Flora Growth Corp.
Consolidated Statement of Shareholders' Equity (Deficiency)
(in thousands of United States dollars, except for share amounts which are in thousands of shares)
	Common Shares		Options	Warrants	Accumulated other comprehensive (loss) income	Accumulated Deficit	Non-Controlling interest (Deficiency)	Shareholders' Equity (Deficiency)
	#	$	$	$	$	$		$

Balance, March 13, 2019	-	$-	$-	$-	$-	$-	$-	$-
Common shares issued (Note 16)	23,331	1,400	-	-	-	-	-	1,400
Options issued (Note 17)	-	-	86	-	-	-	-	86
Warrants issued (Note 18)	-	-	-	21	-	-	-	21
Common shares issued for business combinations	-	-	-	-	-	-	9	9
Other comprehensive loss – exchange differences on foreign operations	-	-	-	-	23	-	-	23
Net loss attributable to Flora	-	-	-	-	-	(2,824)	(20)	(2,844)
Balance, December 31, 2019	23,331	1,400	86	21	23	(2,824)	(11)	(1,305)

Regulation A offering (Note 16)	13,333	25,605	-	4,395	-	-	-	30,000
Share issuance costs (Note 16)	-	(2,652)	-	(455)	-	-	-	(3,107)
Common shares issued for services (Note 16)	1,333	2,560	-	-	-	-	-	2,560
Common shares issued for business combinations (Note 16)	158	304	-	-	-	(317)	62	49
Options exercised (Note 17)	200	37	(7)	-	-	-	-	30
Options issued (Note 17)	-	-	2,341	-	-	-	-	2,341
Options expired (Note 17)	-	-	(24)	-	-	24	-	-
Other comprehensive loss – exchange differences on foreign operations	-	-	-	-	16	-	-	16
Current year net loss attributable to Flora	-	-	-	-	-	(14,170)	(164)	(14,334)
Balance, December 31, 2020	38,355	27,254	2,396	3,961	39	(17,287)	(113)	16,250

November unit offering (Notes 16 and 18)	11,500	25,794	-	8,706	-	-	-	34,500
November unit offering issuance costs (Notes 16 and 18)	-	(3,720)	-	1,055	-	-	-	(2,665)
Initial public offering (Note 16)	3,333	16,667	-	-	-	-	-	16,667
Initial public offering issuance costs (Notes 16 and 18)	333	(3,145)	-	1,320	-	-	-	(1,825)
Regulation A and other offerings (Note 16)	55	157	-	-	-	-	-	157
Common shares issued for business combinations (Note 16)	4,557	20,654	-	-	-	-	-	20,654
Common shares issued for investments (Note 10)	225	2,507	-	-	-	-	-	2,507
Options issued (Note 17)	-	-	1,340	-	-	-	-	1,340
Options exercised (Note 17)	650	121	(24)	-	-	-	-	97
Warrants exercised (Note 18)	6,509	17,422	-	(4,069)	-	-	-	13,353
Warrants expired/cancelled (Note 18)	-	303	-	(303)	-	-	-	-
Other equity issuance costs (Note 18)	-	(1,586)	-	-	-	-	-	(1,586)
Other comprehensive loss – exchange differences on foreign operations	-	-	-	-	(1,147)	-	-	(1,147)
Current year net loss attributable to Flora	-	-	-	-	-	(21,249)	(112)	(21,361)
Balance, December 31, 2021	65,517	$102,248	$3,712	$10,670	$(1,108)	$(38,536)	$(225)	$76,941

The accompanying notes are an integral part of these consolidated financial statements.

Flora Growth Corp.
Consolidated Statement of Cash Flows
(in thousands of United States dollars)
	For the year ended December 31, 2021	For the year ended December 31, 2020	For the period from incorporation (March 13, 2019) to December 31, 2019
Cash flows from operating activities:
Net loss	$(21,361)	$(14,334)	$(2,844)
Adjustments to net loss:
Depreciation and amortization	765	113	26
Stock-based compensation	1,340	4,901	1,507
Impairments	51	1,816	-
Changes in fair value of investments and biological assets	2,273	-	-
Bad debt expense	1,335	-	-
Interest expense	84	(41)	20
Income tax expense	(98)	-	-
Income tax (paid) received	-	-	-
	(15,611)	(7,545)	(1,291)
Net change in non-cash working capital:
Trade and other receivables	(5,688)	(472)	(19)
Inventory	(1,141)	(55)	-
Prepaid expenses and other assets	(1,255)	(26)	(170)
Trade payables and accrued liabilities	3,047	(323)	1,026
Net cash used in operating activities	(20,648)	(8,421)	(454)

Cash flows from financing activities:
Common shares issued	42,617	30,000	-
Warrants issued	8,706	-	-
Equity issue costs	(5,475)	(3,107)	-
Exercise of warrants and options	12,851	30	-
Repayments of lease liability	(213)	(64)	(5)
Loans received	-	6	1,010
Interest paid	(78)	(33)	-
Loan repayments	(302)	(1,016)	-
Net cash provided by financing activities	58,106	25,816	1,005

Cash flows from investing activities:
Loans provided	(273)	(2,200)	(390)
Loan repayments received	302	1,000	-
Purchases of property, plant and equipment and intangible assets	(3,983)	(234)	(140)
Purchase of investments	(2,509)	-	-
Business and asset acquisitions, net of cash acquired	(8,087)	(730)	99
Net cash used in investing activities	(14,550)	(2,164)	(431)

Effect of exchange rate on changes on cash	(817)	152	20

Change in cash during the period	22,091	15,383	140
Cash and cash equivalents at beginning of period	15,523	140	-
Cash and cash equivalents at end of period	$37,614	$15,523	$140
Supplemental disclosure of non-cash activities
Common shares issued for business combinations (Note 11)	$20,654	$304	$-
Common shares issued to purchase investments (Note 10)	$2,507	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

1. NATURE OF OPERATIONS

Flora Growth Corp. (the “Company” or “Flora”) was incorporated under the laws of the Province of Ontario, Canada on March 13, 2019. The Company is an all-outdoor cultivator and manufacturer of global cannabis products and brands, building a connected, design-led collective of plant-based wellness and lifestyle brands. The Company’s registered office is located at 365 Bay Street, Suite 800, Toronto, Ontario, M5H 2V1, Canada and our principal place of business in the United States is located at 3406 SW 26th Terrace, Suite C-1, Fort Lauderdale, Florida 3312.

These consolidated financial statements have been prepared on a going concern basis, meaning that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.

Presentation of comparative financial statements

The presentation of reportable segments was changed in the year ended December 31, 2021 to align with internal management reporting and aggregation of similar operating segments as permitted by IFRS 8. The same change was made for the years ended December 31, 2020 and 2019 in these consolidated financial statements for consistent presentation.

On April 30, 2021, the Company consolidated its issued and outstanding common shares based on one new common share of the Company for every three existing common shares of the Company. All common shares and per share amounts have been restated to give retroactive effect to the share consolidation.

2. BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretation of the International Financial Reporting Interpretations Committee (“IFRIC”). The policies set out below have been consistently applied to all periods presented unless otherwise noted.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on May 8, 2022.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions were eliminated on consolidation. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement in the entity and can affect those returns through its power to direct the relevant activities of the entity. Subsidiaries are included in the consolidated financial results of the Company from the date of acquisition up to the date of disposition or loss of control. As at December 31, 2021, the Company had the following subsidiaries:

Subsidiaries	Country of incorporation	Ownership	Functional currency
Cosechemos YA S.A.S.	Colombia	90%	Colombia Peso (COP)
Flora Growth Corp. Sucursal Colombia	Colombia	100%	Colombia Peso (COP)
Hemp Textiles & Co. LLC	United States	100%	United States Dollar (USD)
Hemp Textiles & Co. S.A.S.	Colombia	100%	Colombia Peso (COP)
Flora Beauty LLC	United States	87%	United States Dollar (USD)
Flora Beauty LLC Sucursal Colombia	Colombia	100%	Colombia Peso (COP)
Kasa Wholefoods Company S.A.S.	Colombia	90%	Colombia Peso (COP)
Kasa Wholefoods Company LLC	United States	100%	United States Dollar (USD)
Grupo Farmaceutico Cronomed S.A.S.	Colombia	100%	Colombia Peso (COP)
Labcofarm Laboratorios S.A.S.	Colombia	100%	Colombia Peso (COP)
Breeze Laboratory S.A.S.	Colombia	90%	Colombia Peso (COP)
Vessel Brand Inc.	United States	100%	United States Dollar (USD)

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments that are measured at fair value and biological assets as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company considers the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 - Share-based Payment, leasing transactions that are within the scope of IFRS 16 - Leases, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 - Inventories or value in use in IAS 36 - Impairment of Assets.

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

The consolidated financial statements are presented in United States dollars (“$”) unless otherwise noted.

3. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements for the year ended December 31, 2021.

Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition related costs are generally recognized in profit or loss as incurred. At the acquisition date, the identifiable assets acquired, and the liabilities assumed, are recognized at their fair value.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any noncontrolling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the amounts of identifiable assets acquired and liabilities assumed on the acquisition date. If, after assessment, the net of the amounts of identifiable assets acquired and liabilities assumed on the acquisition date exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its fair value on the acquisition date and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Other contingent consideration is remeasured to fair value at subsequent reporting dates with changes in fair value recognized in profit or loss.

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is remeasured to its acquisition date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for those items for which the accounting is incomplete. The provisional amounts are adjusted during the measurement period, or additional assets or liabilities may be recognized to reflect additional information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

Foreign currency translation

The presentation currency and functional currency of the Company is the United States dollar.

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Translation into functional currency

Transactions in foreign currencies are recorded in the functional currency at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rates. Non-monetary items are translated at the exchange rates in effect on the date of the transactions. Foreign exchange gains and losses arising on translation are presented in the consolidated statement of loss and comprehensive loss.

Translation into presentation currency

The assets and liabilities of foreign operations are translated into United States dollars at year-end exchange rates. Revenue, expenses, and cash flows of foreign operations are translated into United States dollars using average exchange rates of the reporting period. Exchange differences resulting from translating foreign operations are recognized in other comprehensive income and accumulated in shareholders’ equity. The cumulative exchange differences are reclassified to profit or loss upon the disposal of the foreign operation.

Share based compensation

Share based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The Company operates an employee stock option plan. The corresponding amount is recorded to the stock option caption within shareholders’ equity, and the expense to the statement of loss over the vesting period. The fair value of options is determined using the Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. On exercise of a stock option, any amount related to the initial value of the stock option, along with the proceeds from exercise are recorded to share capital. On expiry of a stock option, any amount related to the initial value of the stock option is recorded to accumulated deficit.

Provisions

Provisions are recognized when (a) the Company has a present obligation (legal or constructive) due to a past event, and (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

The expense relating to any provision is presented in the consolidated statement of loss, net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in the statement of loss.

Cash

Cash in the consolidated statement of financial position includes cash on hand and deposits held with banks and other financial intermediaries that have a maturity of less than three months at the date they are acquired.

Financial assets

Initial recognition and measurement

The Company aggregates its financial assets in accordance with IFRS 9, Financial Instruments, into classes at the time of initial recognition based on the Company’s business model and the contractual terms of the cash flows. Non-derivative financial assets are classified and measured as “financial assets at fair value”, as either fair value through profit or loss (“FVPL”), or fair value through other comprehensive income (“FVOCI”), and “financial assets at amortized cost”, as appropriate.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial assets with embedded derivatives are considered in their entirety when determining their classification.

Subsequent measurement – Financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate (“EIR”) method. Amortized cost is calculated by considering any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. In these consolidated financial statements, cash, trade and other receivables, and loans receivable are classified in this category.

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Subsequent measurement – Financial assets at FVPL

Financial assets measured at FVPL include financial assets such as the Company’s equity investments in other entities, and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the consolidated statement of financial position with changes in fair value recognized in a separate caption in the statement of loss.

Subsequent measurement – Financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the statement of comprehensive loss. When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Dividends from such investments are recognized in other income in the consolidated statement of loss when the right to receive payments is established.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets

Financial assets classified subsequently as amortized cost are subject to impairment based on the expected credit losses (“ECL’s”). The Company’s only financial assets subject to impairment are cash, trade and other receivables, and loans receivable, which are measured at amortized cost.

Critical to the determination of ECL’s is the definition of default and the definition of a significant increase in credit risk. If nontrade receivables are more than 30 days past due, they are presumed to have increased credit risk and lifetime ECL is applied rather than twelve-month ECL.

The definition of default is used in measuring the amount of ECL’s and in the determination of whether the loss allowance is based on a twelve-month or lifetime ECL’s. The Company considers the following as constituting an event of default: the borrower is past due more than 90 days on any material credit obligation or the borrower is unlikely to pay its credit obligations to the Company in full after attempting all reasonable efforts to collect or due to discharge from bankruptcy or court judgment. The Company monitors all financial assets that are subject to the impairment requirements to assess whether there has been a significant increase in credit risk since initial recognition. If there has been a significant increase in credit risk, the Company will measure the loss allowance based on twelve-month ECL’s. In assessing whether the credit risk on a financial asset has increased significantly since initial recognition, the Company compares the risk of a default occurring on the financial asset at the reporting date based on the remaining maturity of the instrument with the risk of a default occurring that was anticipated for the remaining maturity at the current reporting date when the financial asset was first recognized.

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost, less any provisions for impairment. Impairment provisions are estimated using the ECL impairment model where any expected future credit losses are provided for, irrespective of whether a loss event has occurred at the reporting date. Estimates of expected credit losses consider the Company’s collection history, deterioration of collection rates during the average credit period, as well as observable changes in and forecasts of future economic conditions that affect default risk. The Company utilizes a provision matrix to estimate lifetime ECL’s for trade receivables, supplemented by specific allowance based on customer-specific data. Changes in the allowance are recognized as bad debt expense in the statement of loss and comprehensive loss. When the Company determines that no recovery of the amount owed is possible, the amount is deemed irrecoverable, and the financial asset is written off.

Financial liabilities

Initial recognition and measurement

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company’s financial liabilities include trade payables and accrued liabilities, loans payable and long-term debt, which are measured at amortized cost. All financial liabilities are recognized initially at fair value.

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Subsequent measurement – Financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by considering any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Subsequent measurement – Financial liabilities at FVPL

Financial liabilities measured at FVPL include any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial liabilities measured at FVPL are carried at fair value in the consolidated statement of financial position with changes in fair value recognized in other income or expense in the consolidated statement of loss. In these consolidated financial statements, trade payables and accrued liabilities, lease liability and loans payable are measured at amortized cost.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expires with any associated gain or loss recognized in other income or expense in the consolidated statement of loss.

Biological assets

The Company began cultivating and harvesting cannabis for commercial purposes in 2021. Previously, biological asset accounting did not apply as the plants were only for test purposes and subsequently destroyed. The Company measures biological assets consisting of cannabis plants using the income approach at fair value less costs to sell at the point of harvest, which becomes the basis for the cost of related inventories after harvest. The Company has elected to expense to cost of sales all direct and indirect costs of consumed resources as incurred related to biological assets between the point of initial recognition and the point of harvest. The costs of bearer plants are expensed as incurred as they do not meet the definition of a biological asset and their expected life is less than one year. Unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the results of operations and presented on a separate line of statement of loss and comprehensive loss of the related period.

Inventories

Inventories are comprised of raw materials, harvested cannabis transferred from biological assets, work in progress, and finished goods. Inventories are initially valued at cost and subsequently at the lower of cost and net realizable value. Inventory cost is determined on a weighted average cost basis and any trade discounts and rebates are deducted from the purchase price. Raw material costs include the purchase cost of the materials, freight-in and duty. Finished goods include the cost of direct materials and labor and a proportion of manufacturing overhead allocated based on normal production capacity.

Net realizable value represents the estimated selling price for inventories in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale. The determination of net realizable value requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory and contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The impact of changes in inventory reserves is reflected in cost of sales. To the extent that circumstances have changed subsequently such that the net realizable value has increased, previous write-downs are reversed and recognized in net income (loss) in the year during which the reversal occurs.

Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses, if any. Depreciation is provided for on a straight-line basis over the assets’ estimated useful lives, which management has determined to be as follows:

Machinery and office equipment	5-10 years
Vehicle	10 years
Building	30 years
Right-of-use assets	Lesser of useful life and remaining term of the lease

The Company assesses an asset’s residual value, useful life and depreciation method at each financial year end and adjusts if appropriate. During their construction, property, plant and equipment are not subject to depreciation. The Company capitalizes all costs necessary to get the asset to its intended use, including interest on borrowings when significant. When the asset is available for use, depreciation commences.

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the property, plant and equipment and are recognized in the consolidated statement of loss of the related year.

Intangible assets

Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization is provided on a straight-line basis over the assets’ estimated useful lives, which do not exceed the contractual period, if any. The Company’s finite-lived intangible assets are amortized as follows:

Patents and developed technology	9 years
Customer relationships	5-10 years
Trademarks and brands	8-10 years
Licenses	5-10 years
Non-compete agreements	3 years

The estimated useful lives, residual values, and amortization methods are reviewed at each year end, and any changes in estimates are accounted for prospectively.

Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The Company does not have any intangible assets with indefinite useful lives as at December 31, 2021 or 2020.

Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed for impairment as at the consolidated statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash generating unit, or “CGU”). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount in which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of the recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Share capital

Proceeds from the issuance of common shares are classified as equity. Incremental costs directly attributable to the issue of common shares, stock options and warrants are recognized as a deduction from equity, net of any tax effects. Common shares are considered issued when consideration has been received. The fair value of options and warrants is determined using the Black Scholes model. Warrants attached to units along with common shares are measured with the relative fair value method.

Research expenses

Research expenses are expensed as they are incurred, net of any related investment tax credits, unless the criteria for capitalization of development expenses are met.

Revenue recognition

The Company primarily generates revenue as a manufacturer and reseller of a range of cannabis based and complementary products. See disaggregation of the Company’s revenue by products and sales by country in Note 25. In 2021, the Company acquired intellectual property for cannabis education materials and began selling licenses to use the materials for resale to educational institutions.

The Company uses the following five-step contract-based analysis of transactions to determine if, when and how much revenue can be recognized:

1.	Identify the contract with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when or as the Company satisfies the performance obligations.

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Revenue is recognized at the transaction price, which is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods to a customer. Gross revenue excludes duties and taxes collected on behalf of third parties. Revenue is presented net of expected price discounts, sales returns, customer rebates and other incentives. The Company’s cannabis consumption accessory products include a six month warranty, which the Company accrues for the estimated liability based on historical and expected claim costs.

The Company's contracts with customers for the sales of products consist of one performance obligation. Revenue from product sales is recognized at the point in time when control is transferred to the customer, which is on shipment or delivery, depending on the contract terms. The Company's payment terms generally range from 0 to 30 days from the transfer of control, and sometimes up to six months.

Revenue from the license of intellectual property and other services is recognized at the transaction price, which is the amount of consideration to which the Company expects to be entitled in exchange for rendering promised services to a customer. The right to use license of intellectual property is recognized in full when the materials are provided to the customer. Revenue from services provided are recognized when the services are rendered given the nature and short fulfillment time. The Company's payment terms generally range from 0 to 30 days from the invoice date, and sometimes up to six months.

The Company elected as a permitted practical expedient to not adjust the customer contract consideration for significant financing components when the period between the transfer of the Company’s goods and services and customer payment is one year or less.

The Company elected as a permitted practical expedient to expense, as incurred, the costs of obtaining a customer contract such as sales commissions and other selling transaction costs when the amortization period of the assets otherwise would be one year or less. Accordingly, the Company has no assets recorded for costs to obtain a customer contract as at December 31, 2021 and 2020 as there are no contracts where the underlying asset would have a life exceeding one year.

Leases

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. In addition, the right-of-use assets are adjusted for impairment losses, if any. The estimated useful lives and recoverable amounts of right-of-use assets are determined on the same basis as those of property, plant and equipment. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's estimated incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases (lease term of 12 months or less) and leases for which the underlying asset is of low value. The Company has elected not to separate non-lease components from lease components for real estate leases.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period to get ready for its intended use are added to the cost of those assets. Such interest costs are capitalized for the time necessary to complete and prepare the asset for its intended use. All other borrowing costs are recognized in earnings within interest expense in the period in which they are incurred. Borrowing costs consist of interest and other costs incurred in connection with the borrowing of funds and lease liabilities.

Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis, or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Loss per share

Basic loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding options and warrants, in the weighted average number of common shares outstanding during the period, if dilutive. The diluted loss per share calculation excludes any potential conversion of options and warrants that would be anti-dilutive.

Non-controlling interests

Non-controlling interests (“NCI”) are recognized either at fair value or at the NCI’s proportionate share of the net assets, determined on an acquisition-by-acquisition basis at the date of acquisition. Subsequently, the NCI’s share of net loss and comprehensive loss is attributed to the NCI.

Adoption of accounting standards and amendments

On May 28, 2020, the IASB issued COVID-19-Related Rent Concessions, which amended IFRS 16 Leases. The amendment permitted lessees, as a practical expedient, not to assess whether rent concessions occurring as a direct consequence of the COVID-19 pandemic are lease modifications and instead to account for those rent concessions as if they are not lease modifications. The amendment did not affect lessors. In March 2021, the IASB extended the availability of the practical expedient by one year. The amendments were effective on January 1, 2021 for the Company. The Company elected to apply the practical expedient for its new 2021 leases, and there were no such leases prior in place prior to January 1, 2021.

Accounting pronouncements not yet adopted

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards which could potentially impact the Company’s financial statements are detailed as follows:

On January 23, 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which includes narrow-scope amendments to IAS 1 Presentation of Financial Statements. The objective of the amendments is to clarify how to classify debt and other liabilities as current or non-current depending on the rights that exist at the end of the reporting period. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity. The amendments are effective on January 1, 2023 and will be applied retrospectively. Management does not expect an impact on the Company’s financial statements from these amendments as the Company has immaterial borrowings as at December 31, 2021. Management will continue to assess the impact if additional borrowings occur.

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

On May 14, 2020, the IASB issued Property, Plant and Equipment: Proceeds Before Intended Use (Amendments to IAS 16), which prohibits deducting amounts received from selling items produced while preparing the asset for its intended use from the cost of property, plant and equipment. Instead, such sales proceeds and related costs will be recognized in earnings. The amendments are effective on January 1, 2022. Currently, management does not expect a material impact to the Company’s financial statements as the Company has no such transactions.

On May 14, 2020, the IASB issued Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37) amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendments are effective on January 1, 2022. Currently, management does not expect a material impact to the Company’s financial statements as the Company has no such transactions.

On May 14, 2020, the IASB issued an amendment to IAS 41 Agriculture as part of Annual Improvements to IFRS Standards 2018–2020. The amendment to IAS 41 removed a requirement to exclude cash flows from taxation when measuring fair value thereby aligning the fair value measurement requirements in IAS 41 with those in other IFRS Standards. The amendments are effective on January 1, 2022. Currently, management does not expect a material impact to the Company’s financial statements based on the amounts presented but will continue to assess the impact in 2022.

On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8) to help entities distinguish between accounting policies and accounting estimates. The amendments are effective beginning January 1, 2023. The Company has not yet assessed the impact of this amendment.

On February 12, 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements. The amendments replace the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. The amendments are effective beginning January 1, 2023. The Company has not yet assessed the impact of the amendments.

On May 7, 2021, the IASB issued Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12), which clarifies that the initial recognition exemption does not apply to transactions in which both deductible and taxable temporary differences will result in the recognition of equal deferred tax assets and liabilities, and that the Company is required to recognize deferred tax on such transactions. The amendments are effective on January 1, 2023. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

4. CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Although these estimates are based on management’s best estimates of the amount, event or actions, actual results could differ from those estimates and these estimates could be material. The areas which require management to make significant judgments, estimates and assumptions include, but are not limited to:

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators. Primary considerations include the currency in which the Company’s goods and services are sold and the currency of the country whose competitive forces and regulations mainly determine the sales prices of its goods and services. The Company also considers the currency in which funds from financing debt and equity activities are generated and the currency in which receipts from operating activities are retained. Management judgment is applied when there are indicators supporting more than one currency for a Company subsidiary.

Expected credit losses on financial assets

Determining an allowance for expected credit losses for all financial asset receivables not held at fair value through profit or loss requires judgment. Management considers historical and expected future patterns for the probability of default, the timing of collection and the amount of incurred credit losses, which are adjusted based on management’s judgment about whether economic conditions and credit terms are such that actual losses may be higher or lower than what the historical patterns suggest. These conditions are applied across each of the Company’s business units to the extent the expected risk of loss differ from each other.

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Inventory

Inventory is valued at the lower of cost and net realizable value. Determining net realizable value requires the Company to make assumptions about estimated selling prices in the ordinary course of business, the estimated costs of completion and the estimated variable costs to sell. Management judgment is applied to determine potential impairment exposure related to potential excess product inventory levels, obsolescence, and expiration.

Business combinations

In a business combination, the Company may acquire assets and assume certain liabilities of an acquired entity. Judgement is used in determining whether an acquisition is a business combination or an asset acquisition. Estimates are made as to the fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date, as well as the fair value of consideration paid and contingent consideration payable. In certain circumstances, such as the valuation of property, plant and equipment, intangible assets and goodwill acquired, the Company obtains assistance from third-party valuation specialists. The determination of these fair values involves a variety of judgment in assumptions, include revenue growth rates, expected operating income, discount rates, and earnings multiples.

Estimated useful lives and depreciation of long-lived assets with finite lives

Depreciation and amortization of property, plant and equipment, right-of-use asset and intangible assets with finite lives are dependent upon estimates of useful lives and when the asset is available for use. These are determined through the exercise of judgment and are dependent upon estimates that consider factors such as economic and market conditions, frequency of use, anticipated changes in laws and technological improvements.

Investments

The Company’s investments include common shares and warrants to purchase additional common shares of a privately held company. The valuation of the Company’s common share investments requires judgments including determining suitable observable benchmarks, market comparables and calibration techniques. The valuation of the investment warrants requires judgment to determine appropriate inputs to the valuation model since the investment is not publicly traded, including the expected life, risk-free interest rates, volatility, and dividend yield.

Determination of CGUs

Management is required to use judgement in determining which assets or group of assets make up appropriate CGUs for the level at which goodwill and other long-lived assets are tested for impairment. Management considers the nature of operations and ability to track asset performance within each of the Company’s business units to determine the appropriate level of asset aggregation and allocation, as well as the materiality of the underlying assets within the units.

Impairment of goodwill and long-lived assets

For CGUs to which goodwill and other long-lived assets is allocated is based on the value in use of the CGU, the impairment test is determined in accordance with the expected cash flow approach or another suitable model depending on the asset type. The calculation is based on assumptions including, but not limited to, the cash flow growth rate and the discount rate. Significant management judgment is required when developing these assumptions, which include internal budgets and expectations, as well as consideration of external Company communications and market estimates of the Company’s and its industry’s future growth.

For CGUs that testing using the fair value less costs of disposal approach, the fair value is determined based on guideline public companies similar to the CGU and considers similar financial metrics, operations and sales channels. The fair value calculation is based on assumptions including the determination of guideline public companies, determining the relevant financial metric to measure the CGU’s recoverable value, and selecting the amount of the financial metric from the observable range of guideline public company amounts to apply to the CGU.

Contingencies and provisions

Contingencies are possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Management assesses loss contingencies related to legal proceedings, tax or other regulatory actions pending against the Company, as well as unasserted claims that may result in such actions. The Company, its legal counsel and other subject matter advisors evaluate the perceived merits of any legal proceedings or unasserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a provision or assessing the impact on the carrying value of assets.

Management judgment is required when developing estimates for product warranty liability. The Company considers historical and expected customer warranty claim activity when determining its warranty provision.

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Revenue recognition

Management judgment is required to determine when the Company is acting as principal or agent in a sales contract where the Company is an intermediary, which affects whether the amount of revenue recognized is presented on a gross or net basis, respectively. The Company first considers whether it has obtained control over the product when acting as an intermediary before transferring it to the customer, and if the Company combines or transforms the product with other goods and services before transferring the good to the customer. The Company considers secondary factors, including whether the Company is primarily responsible for the fulfillment of the product obligations to the customer, whether the Company has inventory risk (acquiring and/or paying for the product prior to transferring to the customer, Company liability for damages and sales returns), and whether the Company has price discretion when selling the product to its customers. Management considers the terms of the customer and supplier contracts, as well as established business practices for the arrangements.

Management judgment is required to determine the effects on the sales contract transaction price for the potential impacts of sales returns, discounts, rebates, and other customer incentives. The Company considers the terms of the contract, historical experience, as well as actual and expected customer activity after the end of the reporting period.

The Company’s primary sale of products requires management judgment to determine at what point in time control passes to the customer to recognize revenue. The Company considers the customer contract terms, logistic supplier terms, local law, and established business practices to make this determination.

Share based payment transactions

The Company measures the cost of equity-settled transactions with employees and applicable non-employees by reference to the fair value of the equity instruments at the date at which they are vested. Estimating fair value for share based payment transactions requires judgment to determine the appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock price, stock option, risk-free interest rates, volatility, and dividend yield. Due to the Company’s limited history of publicly traded common shares, the volatility assumption requires additional judgment. The Company considers actual and expected volatility of comparable companies of similar size and industry that have been publicly traded longer than the Company’s shares.

Income taxes and recoverability of potential deferred tax assets

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined considering all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

5. TRADE AND AMOUNTS RECEIVABLE

The Company’s trade and amounts receivable are recorded at amortized cost. The trade and other receivables balance as at December 31, 2021 and December 31, 2020 consists of trade accounts receivable, amounts recoverable from the Government of Canada for Harmonized Sales Taxes (“HST”) and other receivables.

	December 31, 2021	December 31, 2020
Thousands of United States dollars
Trade accounts receivable	$5,565	$254
Allowance for expected credit losses	(1,252)	-
HST receivable	259	459
Other receivables	752	209
Total	$5,324	$922

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Changes in the trade accounts receivable allowance in the year ended December 31, 2021 relate to establishing an allowance for expected credit losses. There were no write-offs of trade receivables during the year. The Company has no amounts written-off that are still subject to collection enforcement activity as at December 31, 2021. There was an additional $0.1 million of expected credit losses recorded in other receivables as at December 31, 2021. The Company’s aging of trade accounts receivable is as follows:

December 31, 2021
Thousands of United States dollars
Current	$3,880
1-30 Days	544
31-60 Days	137
61-90 Days	478
91-180 Days	461
180+ Days	65
Total trade receivables	$5,565

6. LOANS RECEIVABLE AND ADVANCES

Loans Receivable and advances - 2021

In 2021, the Company loaned Swiss Franc (“CHF”) 0.3 million ($0.3 million) to Koch and Gsell, a potential acquisition target of the Company, to provide Koch and Gsell with additional working capital. The loan (i) is secured by a general security agreement, (ii) has an interest rate at LIBOR plus 1.00% per annum and (iii) is payable on the maturity date of August 28, 2021. The loan remains outstanding at December 31, 2021. The acquisition of Koch and Gsell has not occurred.

Loans Receivable and advances - 2020

In 2020, the Company loaned $0.2 million to Sanaty IPS S.A.S. (“Sanaty”), to provide working capital to Sanaty as a potential acquisition target. The loan is unsecured, non-interest bearing and due on demand. The remaining balance of the loan was repaid in 2021, and was $0.2 million as at December 31, 2020. Sanaty is 28% owned indirectly by Medivolve Inc. The loan is a related party transaction of the Company as a former officer of the Company is also an officer of Medivolve Inc. The acquisition of Sanaty has not occurred.

In 2020, the Company provided $0.1 million to Laboratorios Quiprofarma S.A.S. (“Quiprofarma”) as prepayment of an asset acquisition that was closed in 2021 (See Note 11). The advance was settled in 2021 with no amount remaining as at December 31, 2021.

The Company’s loans receivable and advances have had no twelve-month or lifetime ECL impairments for the years ended December 31, 2021 and 2020. The Company’s loans receivable and advances are recorded at amortized cost.

7. BIOLOGICAL ASSETS

The Company’s biological assets consist of cannabis plants throughout the growth cycle including propagation, vegetative and flowering stages. Cannabis plants cease being biological assets upon harvest when the fair value at time of harvest is transferred to harvested cannabis inventory. The Company has no biological assets with title restricted or pledged as collateral, and no significant commitments for development or acquisition of biological assets as at December 31, 2021.

The changes in the carrying value of biological assets are as follows:

Thousands of United States Dollars	2021
Opening balance at January 1	$-
Changes in fair value less cost to sell due to biological transformation	72
Transferred to harvested cannabis inventory upon harvest	(35)
Ending balance at December 31	$37

The valuation of biological assets is based on an income approach (Level 3) in which the fair value at the point of harvesting is estimated based on selling prices less the costs to sell. For in-process biological assets (growing plants), the fair value at the point of harvest is adjusted based on the stage of growth at period-end. Harvested cannabis is transferred from biological assets at their fair value at harvest to harvested cannabis within inventory.

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Significant inputs and assumptions used in determining the fair value of cannabis plants are as follows as at December 31, 2021:

Average selling price per gram of $0.13 – Represents estimated selling price of dried cannabis end products net of excise taxes, where applicable, for the period for all strains of cannabis, which is expected to approximate future selling prices. Increasing this amount results in an increase in fair value.

Weighted average yield of 24 gram per plant – Represents the weighted average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant. Increasing this amount results in an increase in fair value.

Post-harvest cost per gram to complete production of $0.06 – Based on estimated future production costs incurred divided by estimated grams produced in the period. Increasing this amount results in a decrease in fair value.

Changes in the assumptions above of 10% would not have a significant impact on the fair value of biological assets as at December 31, 2021.

As at December 31, 2021, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis was $0.06 per gram. The Company's biological assets produced 206 kilograms of dried cannabis in 2021 and the Company expects the biological assets will yield 266 kilograms of cannabis when harvested in 2022. The weighted average stage of growth for the biological assets was 57%.

8. INVENTORY

Inventory is comprised of the following as at December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Thousands of United States dollars
Raw materials and supplies	$899	$182
Harvested cannabis	35	-
Work in progress	97	-
Finished goods	1,962	358
Total	$2,993	$540

In the year ended December 31, 2021, $6.3 million of inventory was expensed to cost of sales (2020 – less than $0.1 million and 2019 $nil) and write-downs to cost of sales for impairment was $23,000 (2020 and 2019 - $nil). There were no reversals of previous inventory impairments in the years ended December 31, 2021, 2020 or 2019.

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

9. PROPERTY, PLANT AND EQUIPMENT

A continuity schedule for the years ended December 31, 2021 and 2020 is as follows:

In Thousands of United States dollars	Construction in progress	Machinery and Office equipment	Buildings	Vehicles	Land	Subtotal	Right of use assets	Total
Cost at January 1, 2020	$103	$2	$-	$41	$-	$146	$306	$452
Additions	35	77	-	-	122	234	-	234
Business combinations (Note 11)	-	41	-	-	-	41	85	126
Foreign exchange translation	(2)	10	-	(2)	9	15	(12)	3
Cost as at December 31, 2020	136	130	-	39	131	436	379	815
Additions	852	1,915	1,002	4	-	3,773	732	4,505
Disposals	-	(19)	-	-	-	(19)	-	(19)
Business combinations (Note 11)	-	124	-	-	-	124	501	625
Foreign exchange translation	(83)	(159)	(74)	(6)	(19)	(341)	(80)	(421)
Cost as at December 31, 2021	905	1,991	928	37	112	3,973	1,532	5,505

Accumulated depreciation
As at January 1, 2020	-	(2)	-	-	-	(2)	(15)	(17)
Depreciation	-	(14)	-	(4)	-	(18)	(42)	(60)
Foreign exchange translation	-	(5)	-	-	-	(5)	(4)	(9)
Accumulated depreciation as at December 31, 2020	-	(21)	-	(4)	-	(25)	(61)	(86)
Depreciation	-	(192)	(47)	(7)	-	(246)	(279)	(525)
Disposals	-	29	(1)	-	-	28	11	39
Foreign exchange translation	-	15	4	1	-	20	26	46
Accumulated depreciation as at December 31, 2021	-	(169)	(44)	(10)	$-	(223)	(303)	(526)

Carrying value
As at December 31, 2020	136	109	-	35	131	411	318	729
As at December 31, 2021	$905	$1,822	$884	$27	$112	$3,750	$1,229	$4,979

The Company’s property, plant and equipment is domiciled in Colombia and the United States.

As at December 31, 2021, the Company’s property, plant and equipment have no significant restrictions on title or pledges as security for liabilities, and there are no significant commitments for future purchases.

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

10. LONG-TERM INVESTMENTS

As at December 31, 2021, the Company’s long-term investments consist of common shares and warrants to purchase additional common shares in an early stage European cannabis company. The Company purchased common shares from the investee for Euro 2.0 million ($2.4 million), purchased its first tranche of warrants from existing investors in exchange for 225,000 common shares of the Company, and obtained a second tranche of warrants from the investee as an inducement to exercise some of the first tranche of warrants. As at December 31, 2021, the Company owns approximately 9.6% of the investee, or approximately 9% on a diluted basis including exercisable warrants of the Company and other investors.

The warrants allow the holder to purchase one common share of the investee for CAD 0.30 ($0.23) for the first tranche, and CAD 1.00 ($0.78) for the second tranche. The warrants were immediately exercisable and expire February 1, 2023.

The Company’s cost of the investments was recorded based on the fair value of the consideration exchanged as at the respective transaction dates. The investee is not a publicly listed entity and has no active quoted prices for its common shares or warrants. Subsequent remeasurements are recorded as FVPL as indicated on the unrealized investments loss caption on the statement of loss and comprehensive loss. The Company estimated the fair value of the investments as at December 31, 2021 using Level 3 inputs of the fair value hierarchy with the fair value of the investee common shares at $0.57, the first tranche warrants at $0.38, and the second tranche warrants at $0.18.

The investee common shares were valued considering price to book value and price to tangible book value of the investee (3.6 and 4.8, respectively) as well as comparable guideline publicly traded companies at the time of initial investment. These initial investment multiples were compared to the guideline public company multiples observed as at December 31, 2021 (2.8 price to book value and 3.8 price to tangible value), with these updated valuation multiples applied to the investee’s estimated book value. The Company also considered the status of the investee’s milestones between the purchase date and year-end for indicators of change in value.

The fair value of the warrants was developed using a Black-Scholes model for each tranche with the following assumptions:

	Warrants CAD 0.30 exercise price	Warrants CAD 1.00 exercise price
Share price	$0.57	$0.57
Exercise price	$0.23	$0.78
Volatility	100%	100%
Risk-free interest rate	1.0%	1.0%
Dividend yield	0.0%	0.0%
Expected term in years	1.1	1.1
Fair value	$0.38	$0.18
Quantity owned	1,666,667	333,333
Fair value	$625,000	$58,000

The share price is based on the calculated value of the investee’s common shares as discussed above. The volatility considers actual volatility of comparable guideline public companies.

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

A schedule of the Company’s long-term investments activity is as follows:

	Investee common shares	Warrants CAD 0.30 exercise price	Warrants CAD 1.00 exercise price
Financial asset hierarchy level	Level 3	Level 3	Level 3	Total
Thousands of United States dollars	$	$	$	$
Balance at January 1, 2021	$-	$-	$-	$-
Purchases	2,430	2,507	-	4,937
Exercise warrants	496	(418)	101	179
Loss on changes in fair value	(939)	(1,464)	(43)	(2,446)
Balance at December 31, 2021	$1,987	$625	$58	$2,670

The loss on changes in fair value appear in the unrealized loss on fair value of investments caption in the statement of loss and comprehensive loss.

As a sensitivity assessment to the fair value calculations, a 10% change in the valuation multiples applied to the investee common shares results in a 10% change in the fair value as at December 31, 2021 of $199,000. Applying a 10% change in share price to the warrants results in an approximately $98,000 change in fair value, and a 10% change in volatility of approximately $23,000.

11. ASSET ACQUISITIONS AND BUSINESS COMBINATIONS

Vessel Brand, Inc. (“Vessel”) business combination

On November 12, 2021, the Company acquired 100% of the equity interests in Vessel for total purchase consideration of $28.7 million. Vessel designs and sells premium cannabis consumption accessories in the United States through Vessel’s direct to consumer website and wholesale to distributors. Vessel is based in California in the United States and was formed in 2018. The purchase consideration was comprised of $8.0 million and 4,557,000 common shares of the Company valued at $20.7 million based on the closing share price of the Company’s common shares less a 15% fair value discount for the required six-month holding period of 3.6 million of the Company’s shares issued. The Company acquired Vessel to expand its product offerings, accelerate its revenue growth, expand its footprint in the United States and for the acquisition of human capital through Vessel’s management team.

The preliminary amounts recognized as at the acquisition date for each major class of assets acquired and liabilities assumed are as follows:

(Thousands of United States dollars)
Current assets
Cash	$570
Trade receivables	49
Inventory	1,278
Other current assets	151

Non-current assets
Property, plant and equipment	124
Right of use assets	501
Other long-term assets	42
Intangible assets	9,150
Goodwill	19,675
Total assets	$31,540

Current liabilities
Trade payables and accrued liabilities	$(856)
Deferred tax	(1,500)

Non-current lease liability	(530)
Total liabilities	$(2,886)
Total net assets acquired	$28,654

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

The fair value of the trade receivables approximates the gross contractual amounts and the Company expects to fully collect the balance. Since the acquisition date through December 31, 2021, Vessel revenue was $1.1 million with net loss and comprehensive loss of $0.3 million.

The intangible assets of $9.2 million are comprised of the following categories and estimated useful lives: tradename of $2.1 million for eight years, patents and developed technology of $4.3 million for nine years, noncompete agreement of $1.2 million for three years, and customer relationships of $1.6 million for ten years. The Company does not expect the goodwill and intangible asset values to be deductible for Unites States income tax purposes.

If Vessel was acquired at January 1, 2021, the combined revenue and net loss of Vessel and the Company would have been approximately $15.5 million and $22.9 million, respectively.

Quipropharma asset acquisition

On January 12, 2021, the Company acquired certain laboratory assets from Quipropharma for COP 1.2 billion ($0.4 million) and real estate assets for COP 3.9 billion ($1.1 million). These purchases did not meet the definition of a business combination under IFRS 3 and was therefore recorded as an asset acquisition. The asset acquisition was recorded at 100% of the fair value of the net assets acquired, with the consideration paid entirely assigned to property and equipment of $1.5 million.

Grupo Farmaceutico Cronomed S.A.S. (“Cronomed”) business combination

On December 18, 2020, the Company acquired 100% of Cronomed, pursuant to a share purchase agreement (the “Cronomed Purchase Agreement”) with certain third-party individuals (the “Cronomed Vendors”). As consideration the Company agreed to pay COP 3.5 billion ($1.0 million) in cash.  As at December 31, 2020, $0.2 million remained payable to the Cronomed Vendors and was included in trade payables and accrued liabilities on the consolidated statement of financial position. The amount was fully paid in 2021. In addition, Flora previously paid fees related to the acquisition of $0.1 million.

Cronomed is focused on the commercialization and distribution of pharmaceutical and over-the-counter products, including dietary supplements and nutraceutical products, supplements, and related products to large channel distributors, including pharmacies, medical clinics, and cosmetic companies. Cronomed’s 100% owned subsidiary, Labcofarm Laboratorios S.A.S. (“Labcofarm”) was incorporated on November 20, 2012, under the laws of Colombia. Labcofarm’s operations include importing raw materials and other products needed to produce its products.

This acquisition was accounted for as a business combination under IFRS 3, with the Company as the acquirer and Cronomed as the acquiree. The business combination was recorded at 100% of the fair value of the net assets acquired. The purpose of the acquisition was to create future synergies in the Company’s cannabis business.

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

The allocation of the consideration to the fair value of 100% of the net assets acquired at the date of acquisition is as follows:

(thousands of United States dollars)
Current assets	$563
Property and equipment	9
Right of use asset	85
Intangible asset	311
Goodwill	728
Trade and other payables	(300)
Long term debt	(186)
Amounts payable to Flora Growth Corp. consolidated group	(30)
Lease liability	(92)
Deferred income tax	(96)
Total consideration paid	$992

Goodwill represents expected synergies, future income and growth potential, and other intangibles that do not qualify for separate recognition.  None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.

For the year ended December 31, 2020, prior to being acquired, Cronomed generated COP 3.8 billion ($1.1 million) in revenue, and COP 20.3 million ($6,000) in net income. If the acquisition had been completed on January 1, 2020, the Company estimates it would have had revenue of $1.2 million and incurred a comprehensive loss of $14.3 million for the year ended December 31, 2020.

Acquisition of Kasa Wholefoods Company S.A.S. (“Kasa”)

On December 29, 2020, the Company acquired 90% of Kasa Wholefoods Company SAS Colombia (“Kasa”) pursuant to a share purchase agreement (the “Kasa Purchase Agreement”) with the “Kasa Vendors”. As consideration, the Company agreed to pay approximately $0.1 million in cash and discharged certain liabilities of the Kasa Vendors in the amount of $0.1 million, for aggregate consideration of $0.2 million.  As at December 31, 2020, $0.2 million remained payable to the Kasa Vendors and was included in trade payables and accrued liabilities on the consolidated statement of financial position. The amount was fully paid in 2021.

Kasa is incorporated in Colombia and designs, produces and supplies natural, no additive-added, no sugar-added juices, chocolate, and related food products to large channel distributors, including wholesale distributors, pharmacies, supermarkets and online distributors. Kasa’s business operations are primarily in Colombia. Kasa’s 100% owned subsidiary, Kasa Wholefoods Company LLC, was incorporated on April 1, 2020 under the laws of Florida in the United States. Kasa was acquired to gain access to research and development efforts on a water-soluble cannabinoid solution to infuse cannabinoids into its products.

This acquisition was accounted for as a business combination under IFRS 3, with the Company as the acquirer, and Kasa as the acquiree. The business combination was recorded at 100% of the fair value of the net assets acquired with 10% attributable to the non-controlling interest.

The allocation of the consideration to the fair value of 100% of the net assets acquired at the date of acquisition is as follows:

(thousands of United States dollars)
Current assets	$331
Property and equipment	9
Intangible asset	48
Goodwill	834
Trade and other payables	(246)
Long term debt	(107)
Amounts payable to Flora Growth Corp. consolidated group	(591)
Deferred income tax	(15)
Non-controlling interest	(27)
Total consideration paid	$236

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Goodwill represents expected synergies, future income and growth potential, and other intangibles that do not qualify for separate recognition.  None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.

For the year ended December 31, 2020, prior to being acquired, Kasa generated COP 562.7 million ($0.2 million) in revenue and COP 1.3 million ($0.4 million) in net loss. If the acquisition had been completed on January 1, 2020, the Company estimates it would have had revenue of $0.3 million and comprehensive loss of $14.7 million for the year ended December 31, 2020.

Acquisition of Breeze Laboratory S.A.S. (“Breeze”)

On December 29, 2020, the Company acquired 90% of Breeze, pursuant to a share purchase agreement (the “Breeze Purchase Agreement”) with certain third-party individuals, the “Breeze Vendors”. As consideration, the Company agreed to pay approximately $0.1 million in cash and discharged certain liabilities of the Breeze Vendors in the amount of $0.1 million for aggregate consideration of $0.2 million. As at December 31, 2020, $0.2 million remained payable to the Breeze Vendors and was included in trade payables and accrued liabilities on the consolidated statement of financial position. The amount was fully paid in 2021.

Pursuant to the Breeze Purchase Agreement, if the Company elects to merge Breeze and Cronomed, the Company is required to issue that number of shares of the combined entity to the Breeze Vendors such that, collectively, the Breeze Vendors would own a 5% equity interest in the combined entity. In the event that the Company elects not to merge Breeze and Cronomed, and instead sells such shares to an arm’s length third party, at the Breeze Vendors’ sole option, the Company has agreed to (a) pay to the Breeze Vendors COP 700.0 million ($0.2 million); (b) pay to the Breeze Vendors 5% of the proceeds from the sale of such shares to the third party; or (c) transfer 10% of such shares to the Breeze Vendors with eight business days’ notice of any such decision. These provisions were assessed as being contingent consideration, with $nil value as the Company does not intend to merge Breeze and Cronomed or sell Breeze to an arm’s length third party.

Breeze focuses on the design, development and manufacturing of dermo-cosmetic products to respond to the needs of consumers, health specialists, patients and therapists. Breeze also manufactures magistral formulations in Colombia, which are custom formulations prescribed by physicians according to the individual needs and symptoms of patients and prepared as prescribed by a certified pharmaceutical establishment using cannabis derivatives.

This acquisition was accounted for as a business combination under IFRS 3, with the Company as the acquirer and Breeze as the acquiree. The business combination was recorded at 100% of the fair value of the net assets acquired with 10% attributable to the non-controlling interest. The purpose of the acquisition was to create future synergies in the Company’s cannabis business.

The allocation of the consideration to the fair value of 100% of the net assets acquired at the date of acquisition is as follows:

(thousands of United States dollars)	$
Current assets	$214
Property and equipment	23
Intangible asset	89
Goodwill	685
Trade and other payables	(430)
Long term debt	(27)
Amounts payable to Flora Growth Corp. consolidated group	(297)
Deferred income tax	(28)
Non-controlling interest	(23)
Total consideration paid	$206

Goodwill represents expected synergies, future income and growth potential, and other intangibles that do not qualify for separate recognition.  None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.

For the year ended December 31, 2020, prior to being acquired, Breeze generated COP 1.9 billion ($0.5 million) in revenue and COP 359.0 million ($0.1 million) in net income.  If the acquisition had been completed on January 1, 2020, the Company estimates it would have had revenue of $0.6 million and incurred a comprehensive loss of $14.2 million for the year ended December 31, 2020.

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Acquisition of Minority interests

On December 29, 2020, the Company was assigned (i) a 10% membership interest in Flora Beauty LLC (5% owned by Andrés Restrepo and 5% owned by Luis Merchan); (ii) a 10% membership interest in Hemp Textiles & Co LLC owned by Luis Merchan; and (iii) a 20% membership interest in Hemp Textiles SAS (5% owned by Santiago Mora Bahamón, 5% owned by Luis Merchan and 10% owned by Nicolás Vásquez). As consideration for the assignment of such membership interests, the Company granted 63,333 common shares to Mr. Restrepo; 63,333 common shares to Mr. Vazquez; 31,666 common shares to Mr. Bahamón; and paid $0.3 million to Mr. Merchan, who was appointed as the President and Chief Executive Officer of the Company by its Board of Directors on December 16, 2020. As such, these assignments were considered related party transactions.

12. INTANGIBLE ASSETS AND GOODWILL

A continuity of intangible assets for the years ended December 31, 2021 and 2020 is as follows:

In Thousands of United States dollars	License	Customer Relationships	Trademarks and Brands	Goodwill	Total
Cost
At January 1, 2020	$272	$-	$-	$-	$272
Acquired through business combinations (Note 11)	138	189	121	2,247	2,695
Impairment	-	-	-	(1,816)	(1,816)
At December 31, 2020	$410	$189	$121	$431	$1,151

Accumulated Amortization
At January 1, 2020	$11	$-	$-	$-	$11
Additions	53	-	-	-	53
At December 31, 2020	$64	$-	$-	$-	$64

Foreign Currency translation	2	-	-	-	2
Net book value at December 31, 2020	$348	$189	$121	$431	$1,089

Thousands of United States dollars	License	Customer Relationships	Trademarks and Brands	Patents	Non-Compete Agreements	Goodwill	Total
Cost
At January 1, 2021	$410	$189	$121	$-	$-	431	$1,151
Additions	200	-	-	-	-	-	200
Acquired through business combinations (Note 11)	-	1,570	2,090	4,300	1,190	19,675	28,825
Impairment	-	-	-	-	-	(51)	(51)
At December 31, 2021	$610	$1,759	$2,211	$4,300	$1,190	$20,054	$30,124

Accumulated Amortization
At January 1, 2021	$64	$-	$-	$-	$-	$-	$64
Additions	65	26	35	48	66	-	240
At December 31, 2021	$129	$26	$35	$48	$66	$-	$304

Foreign Currency translation	(30)	-	-	-	-	-	(30)

Net book value at December 31, 2021	$451	$1,733	$2,176	$4,252	$1,124	$20,054	$29,790

The Company’s intangible assets acquired in 2020 consist of customer relationships, tradenames/brands and licenses and certifications for formulations due to the acquisitions of Kasa, Breeze and Cronomed.

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

The Company’s intangible asset additions in 2021 primarily consist of assets acquired as part of the November 2021 purchase of Vessel (Note 11) and intellectual property for cannabis industry education materials purchased from a third party categorized under licenses. The 2021 additions to license are being amortized over its estimated useful life of 36 months, with 35 months remaining as at December 31, 2021. Information regarding the significant Vessel intangible assets within the indicated categories of the table above is as follows as at December 31, 2021:

•	Tradenames and brands: carrying amount $2.1 million with 94 months of remaining amortization period
•	Patents and developed technology: carrying amount $4.3 million with 106 months of remaining amortization period
•	Noncompete agreement: carrying amount $1.1 million with 34 months of remaining amortization period
•	Customer relationships: carrying amount $1.5 million with 118 month of remaining amortization period

The Company’s goodwill is assigned to the following CGU’s for the years ended December 31, 2020 and 2021:

In Thousands of United States dollars	Pharmaceuticals and nutraceuticals	Food and beverage	Vessel	Total
As at January 1, 2020	$-	$-	$-	$-
Acquired through business combinations (Note 11)	1,413	834	-	2,247
Impairment	(1,033)	(783)	-	(1,816)
As at December 31, 2020	$380	$51	$-	$431
Acquired through business combinations (Note 11)	$-	$-	$19,675	$19,675
Impairment	-	(51)	-	(51)
Foreign exchange impacts	-	-	-	-
As at December 31, 2021	$380	$-	$19,675	$20,054

There was no accumulated impairment of goodwill or other intangible assets on or prior to January 1, 2020. Subsequent impairment amounts are shown in the table above.

13. IMPAIRMENT OF ASSETS

For the year ended December 31, 2021, the Company tested its goodwill for impairment as part of its annual fourth quarter impairment test. In addition, the Company assessed its other long-lived assets for impairment due to external indicators such as a decline in the value of the Company’s publicly traded common shares as well as internal indicators such as negative operating cash flows. The Company’s goodwill is assigned to the CGU’s associated with the original acquisition of those operations. Management determined the Company’s CGU’s for 2021 impairment testing are its reportable segments shown in Note 25, but with the consumer products segment broken down into separate CGU’s for the Company’s Vessel, Hemp, and Beauty product groups of assets.

The significant assumptions used in the calculation of the recoverable amounts of the CGUs include four-year forecasted revenue and net cash flows, terminal period cash flows and growth rates, and the weighted average cost of capital used as the discount rate. These assumptions are considered Level 3 inputs in the fair value hierarchy. The assumptions consider historical and projected data from internal sources as well as external industry trends and expectations.

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

2021 Impairment Test

As a result of the impairment test, the Company’s food and beverage CGU incurred a goodwill impairment of $0.1 million to write-down goodwill to zero as at December 31, 2021. The primary circumstances leading to the goodwill impairment are the relatively low profit margins and high working capital requirements based on the CGU’s current customer margins and supplier payment terms. The recoverable amount calculated was approximately $0.4 million for the CGU including current assets. Prior to the impairment, the carrying value of the CGU’s goodwill was $0.1 million and other long-lived assets was approximately $0.1 million. The discount rate used in the analysis was 20.5%, revenue growth reflecting the Company’s budget estimates and annualizing 2021 results for 2022, revenue growth of approximately 55% through 2025, and tapering down to 3% terminal period growth. Operating margin ranged from -14% in 2022 and increasing to 6% in 2024 through the terminal period and working capital requirements at 25% of revenue and tapering down to 15% of revenue by 2024 through the terminal period.

The Company’s Vessel CGU was acquired in November 2021 as discussed in Note 10. The CGU’s December 31, 2021 carrying value of $28.3 million is comprised primarily of goodwill and identified intangible assets (see Note 10) of $28.8 million and other long-lived assets of $0.7 million. The carrying value is reduced by inseparable market participant liabilities associated with the November 2021 acquisition of Vessel which includes $1.5 million of deferred tax liability and $0.5 million of lease liability. The CGU’s carrying value was considered for impairment as at December 31, 2021 as required for business combinations completed within the Company’s fiscal year. The estimated recoverable amount was $28.6 million, resulting in no impairment as the amount exceeds the carrying value of the CGU’s assets by $0.3 million.

The recoverable amount is based on fair value less costs of disposal. The fair value was determined based on guideline public companies similar to Vessel considering financial metrics such as historical revenue growth, gross margin and EBITDA profitability and with operations focused on consumer brands and similar sales channels. An enterprise value to latest twelve months revenue multiple of 4.3x was selected based on consideration of the enterprise value to latest twelve months multiples of the guideline companies as well as the implied multiple the Company paid to acquire Vessel in November 2021. The multiple was applied to Vessel’s revenue for the twelve months ended December 31, 2021. Estimated costs of disposal of 3% were subtracted to arrive at the recoverable amount. The impairment test valuation is considered a Level 3 method within the IFRS 13 fair value hierarchy.

As Vessel’s recoverable amount exceeds its carrying value by less than 1% of the carrying value, any change in the significant assumptions could result in an impairment of its preliminary goodwill and identified intangible assets as at December 31, 2021. As a sensitivity assessment to the recoverable amount calculations, reducing the selected revenue multiple by 0.5 from 4.3 down to 3.8 (approximately 12% decrease) would result in a goodwill impairment of approximately $3.1 million.

The Company’s other CGU’s were tested for impairment in the fourth quarter of 2021, but the recoverable amounts significantly exceeded the carrying values, resulting in no impairment. At the time of the test, the carrying value of goodwill for these other CGU’s totaled $0.4 million and other long-lived assets totaled $3.1 million. The recoverable amounts were determined based on value in use, with discount rates ranging from 20.5% to 30%, operating margins from 6% to 45%, working capital requirements ranging from 15% to 30% of revenue, and terminal period growth rates of 3%. The revenue growth rates reflect the Company’s expectations for developing these businesses with growth rates beyond the development stage period of 55% in 2024 and tapering down to 3% in the terminal period after 2025. The discount rates applied include CGU specific risk premiums ranging from 8% to 19%.

The Company reconciled the sum of its CGU recoverable amounts discussed above plus all other net assets to the Company’s market capitalization of common shares as at October 31, 2021 noting the recoverable amounts were less than the market capitalization by a 56% discount. A similar reconciliation was performed using the Company’s December 31, 2021 market capitalization that indicated a 13% discount.

2020 and 2019 Impairment Tests

As at December 31, 2020, the goodwill balances were allocated to a cash generating unit (“CGU”) for each of the acquisitions of Cronomed, Breeze and Kasa. The Company assesses whether there are events or changes in circumstances that would more likely than not reduce the fair value of each of its CGUs to below carrying value and, therefore, require goodwill to be tested for impairment at the end of each reporting period.

As at December 31, 2020, the Company performed its annual impairment test on each of the CGUs with associated goodwill using the fair value less cost to dispose method as the basis to determine recoverable amount of the CGUs. The discount rates used were between 15.8% and 20.0%. The annual growth rates in forecast gross revenue were estimated for the CGUs ranged between -1.3% - 26.4%. The total impairment expense indicated by the impairment test was $1.8 million (2019 - $nil) and is attributed to the working capital requirements of the acquired entities being higher than anticipated when the purchase prices were originally negotiated.

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

14. LOANS PAYABLE AND DEBT

The Company entered into a loan agreement with Medivolve Inc. (formerly QuestCap Inc.) in 2019 for an amount up to $0.5 million of which $0.5 million was drawn down prior to repayment on January 31, 2020. The unsecured loan bore interest at 10% annually and was payable on demand. The loan is considered a related party transaction as former officers of the Company served as officers of Medivolve Inc.

The Company entered into a loan agreement with Sulliden Mining Capital Inc. (“Sulliden”) in 2019 for an amount up to $0.5 million of which $0.5 million was drawn down prior to repayment on January 31, 2020. The unsecured loan which bore interest at 12% annually and was due on March 31, 2020. The loan is considered a related party transaction as former officers of the Company served as officers of Sulliden.

15. LEASES

The Company’s leases primarily consist of administrative real estate leases in Colombia and the United States, and the Company’s cultivation property in Santander, Colombia. Information regarding the Company’s leases is as follows:

Thousands of United States dollars	Year ended December 31, 2021	Year ended December 31, 2020
Lease expense
Amortization expense by class of underlying asset
Office Space	$196	$26
Building	10	-
Land	57	54
Total amortization expense	263	80
Interest on lease liabilities	52	16
Short-term and low value assets lease expense	14	-
Total lease expense	$329	$96

Other Information
Additions to right of use assets	$1,233	$94

Cash paid for amounts included in the measurement of lease liabilities
Financing cash flows from leases (interest)	44	16
Financing cash flows from leases (principal)	213	67
Operating cash flows for short term and low value asset leases	13	-
Total cash outflows from leases	$270	$83

Carrying amount of right of use asset by class of underlying asset
Office Space	$1,079	$70
Building	10	-
Land	140	248
Total carrying amount of right of use assets	$1,229	$318

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

The maturity analysis of the undiscounted contractual balances of the lease liability is as follows:

Thousands of United States dollars	Year ended December 31, 2021
2022	$519
2023	468
2024	329
2025	115
2026	84
Thereafter	-
Total undiscounted cash flows	$1,515
Less: present value discount	(195)
Total lease liabilities	$1,320

Most of the Company’s leases contain renewal options to continue the leases for another term equivalent to the original term, which are generally up to two years. The lease liabilities above include renewal terms that management has executed or is reasonably certain of renewing, which only included leases that would have expired in 2022. The Company’s land lease for 361 hectares of property in Santander, Colombia expires August 31, 2024 and is recorded as a right of use asset in property, plant and equipment. There is an option to extend the lease for an additional five years, unless either the Company or lessor provide notice to terminate the lease at the end of the original term with six months’ notice.

16. CAPITAL STOCK

Authorized and issued

The Company has an unlimited number of common shares, no par value, authorized. On April 30, 2021, the Company consolidated its issued and outstanding common shares based on one new common share of the Company for every three existing common shares of the Company. All common shares and per share amounts have been restated to give retroactive effect to the share consolidation.

The Company had the following significant common share transactions:

In February 2022, as part of the Company’s acquisition of JustCBD (Note 26), the Company issued 9.5 million common shares as part of the purchase consideration. See additional Company common share and stock option transactions in 2022 at Note 26.

Year ended December 31, 2021

NOVEMBER 2021 UNIT OFFERING

On November 23, 2021, the Company closed an offering of 11,500,000 units of the Company at a price of $3.00 per unit for gross proceeds of $34.5 million. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant (5,750,000 total warrants) to purchase one additional common share at an exercise price of $3.75 per warrant share through November 18, 2026. The Company paid $2.7 million in issuance costs relating to the November 2021 unit offering, as well as 460,000 warrants issued to the underwriters as discussed in Note 18.

NOVEMBER 2021 PAYMENT TO VESSEL OWNERS

As discussed in Note 11, the Company issued 4,557,000 common shares of the Company valued at $20.7 million to the prior owners of Vessel as part of the Company’s acquisition of Vessel in November 2021.

INITIAL PUBLIC OFFERING

On May 13, 2021, the Company closed its Initial Public Offering (“IPO”) upon which it issued 3,333,333 common shares of the Company at a price of $5.00 per common share for gross proceeds of $16.7 million. On May 11, 2021, the Company was listed on the NASDAQ stock exchange in the United States. In connection with the closing, the Company paid issuance costs of $1.8 million and issued 632,000 warrants to the underwriters of the IPO valued at $1.3 million. The Company also issued 333,333 common shares to the Chief Executive Officer of the Company, valued at $1.7 million based on the IPO price per share of $5.00.

REGULATION A OFFERING

On January 20, 2021, the Company issued 26,000 units of the Company at a price of $2.25 per unit for gross proceeds of $0.1 million. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant to purchase one additional common share at an exercise price of $3.00 per warrant share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the warrant. The Company sold the units through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933, as amended.  Additionally, the Company cancelled 28,000 units of the Company at a price of $2.25 per unit and valued at $0.1 million. The units were cancelled due to non-payment of the subscription price.

OTHER OFFERING

On July 23, 2021, the Company issued 55,555 common shares of the Company valued at $0.2 million for consulting services performed.

Year ended December 31, 2020

REGULATION A OFFERING

During the year ended December 31, 2020, the Company announced an offering up to 13,333,287 units (the “Units”) of the Company to be sold in a Regulation A offering circular under the Securities Act of 1933, as amended. Each Unit is comprised of one common share of the Company and one-half of one warrant to purchase one additional common share (a “Warrant Share”) at an exercise price of $3.00 per Warrant Share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the warrant. The Units were offered at a purchase price of $2.25 per Unit. Flora is selling the Units through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933, as amended. During the year ended December 31, 2020, the Company has issued 13,333,287 units of the Company at a price of $2.25 per unit. In connection with the closing, the Company paid unit issuance costs of $3.1 million in cash, which has been allocated $2.7 million to capital stock and $0.4 million to warrants.

OTHER 2020 ISSUANCES

On December 22, 2020, the Company issued 1,333,333 common shares to the Chief Executive Officer of the Company, valued at $2.6 million, based on the estimated current stock price of $1.92 per common share.

On December 31, 2020, the Company issued 158,000 common shares to shareholders of Flora Beauty LLC, Hemp Textiles & Co LLC and Hemp Textiles SAS, valued at $0.3 million based on the estimated stock price of $1.92 per common share as discussed in Note 11.

Year ended December 31, 2019

On June 27, 2019, the Company granted bonuses of $1.4 million to consultants, directors and officers of the Company. The bonuses were settled by the issuance of 23,333,333 common shares at a price of $0.06 per share based on the value of services agreed upon and invoiced by the consultants, directors, officers and the Company. Of the 23,333,333 common shares issued, a total of 4,983,000 common shares with a value of $0.3 million were granted to the directors and officers of the Company (See Note 19).

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

17. OPTIONS

The Company has a stock option plan whereby it may grant options for the purchase of common shares to any director, consultant, employee or officer of the Company or its subsidiaries. The aggregate number of shares that may be issuable pursuant to options granted under the Company’s stock option plan will not exceed 10% of the common shares of the Company outstanding (the “Shares”) at the date of grant. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options will be determined by the Board of Directors of the Company at the time of grant, but if the Shares are traded on any stock exchange (the “Exchange”), the exercise price may not be less than the closing price of the Shares on the Exchange on the trading date immediately preceding the date of grant, subject to all applicable regulatory requirements. Stock option vesting terms are subject to the discretion of the Company’s Board of Directors.

Information relating to share options outstanding and exercisable as at December 31, 2021, 2020 and 2019 is as follows:

	Year ended December 31, 2021
	Number of options	Weighted average exercise price
	Thousands	$
Balance, March 13, 2019	-	-
Granted	2,333	0.15
Balance, December 31, 2019	2,333	0.15
Granted	1,700	2.25
Exercised	(200)	0.15
Expired	(39)	1.05
Balance, December 31, 2020	3,794	1.08
Granted	2,304	2.88
Exercised	(650)	0.07
Balance, December 31, 2021	5,448	1.96

Date of expiry	Options outstanding	Options exercisable	Exercise price	Grant date fair value vested	Remaining life in years
	Thousands	Thousands	$	Thousands of Dollars
June 28, 2024	1,461	1,461	$0.15	$54	2.5
April 23, 2025	117	117	2.25	344	3.3
July 6, 2025	317	317	2.25	252	3.5
July 31, 2025	17	17	2.25	23	3.6
September 8, 2025	66	66	2.25	92	3.7
November 4, 2025	666	666	2.25	918	3.8
December 23, 2025	500	500	2.25	689	4.0
June 3, 2026	241	-	3.87	400	4.4
June 10, 2026	167	-	3.68	265	4.4
September 21, 2026	16	-	5.20	21	4.7
September 25, 2026	240	-	6.90	411	4.7
December 16, 2026	1,640	-	2.04	243	5.0
	5,448	3,144	$1.95	$3,712	3.9

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

The fair value of stock options issued during the years ended December 31, 2021, 2020 and 2019 was determined at the time of issuance using the Black-Scholes option pricing model with the following weighted average inputs, assumptions and results:

	2021	2020	2019
Risk-free annual interest rate	1.12%	0.40%	1.39%
Current stock price	$2.88	$1.92	$0.06
Expected annualized volatility	100%	100%	100%
Expected life (years)	5	5	5
Expected annual dividend yield	0%	0%	0%
Exercise price	$2.88	$2.25	$0.15

The total expense related to the options granted in the year ended December 31, 2021 was $1.3 million (2020 - $2.3 million, 2019 - $0.1 million).  The options issued in 2021 vest one year following the date of grant if the award holder is still employed or engaged by the Company. The options granted in 2020 and 2019 vested immediately at the time of grant.

During the year ended December 31, 2020, 38,889 unexercised stock options expired following the termination of certain employees and were charged to deficit. No stock options expired or were forfeited in the years ended December 31, 2021 and 2019.

18. WARRANTS

On May 10, 2021, the Company issued 632,053 warrants issued as share issuance costs pursuant to the IPO (Note 16). Each warrant permits the holder to purchase one common share of the Company through May 11, 2026 for $6.25 for 233,333 of the warrants, and $3.00 for 398,720 of the warrants. The issue date fair value of the warrants was estimated at $1.3 million using the Black Scholes option pricing model with the following weighted average assumptions: expected dividend yield of 0%; expected volatility of 100% based on comparable companies; risk-free interest rate of 0.91% and an expected life of 5 years.

In November 2021, the Company issued 5,750,000 warrants issued as part of the November 2021 unit offering (Note 16). Each warrant permits the holder to purchase one common share of the Company through November 18, 2026 for $3.75. The issue date fair value of the warrants was estimated at $8.7 million using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 100% based on comparable companies; risk-free interest rate of 1.5% and an expected life of 5 years.

Related to the November 2021 unit offering, 460,000 warrants were issued to the underwriters and recorded as issuance costs to share capital. Each warrant permits the holder to purchase one common share of the Company through November 18, 2027 for $3.30. The issue date fair value of the warrants was estimated at $1.1 million using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 100% based on comparable companies; risk-free interest rate of 1.5% and an expected life of 6 years.

The following tables show warrants outstanding as at December 31, 2021:

	Number of warrants	Weighted average exercise price
	Thousands
Balance, March 13, 2019	-	$-
Issued	2,333	0.15
Balance, December 31, 2019	2,333	$0.15
Issued	6,667	3.00
Balance, December 31, 2020	9,000	$2.26
Exercised	(6,509)	2.29
Cancelled/Expired	(600)	3.00
Issued	6,855	3.76
Balance, December 31, 2021	8,746	$3.37

Date of expiry	Warrants outstanding	Exercise price	Grant date fair value	Remaining life in years
	Thousands	$	Thousands of Dollars
March 15, 2022 (1)	417	$0.15	$4	0.20
July 23, 2021- July 20, 2022	2,119	3.00	1,397	0.38
November 18, 2026	5,750	3.75	8,706	4.88
November 18, 2027	460	3.30	1,055	5.88
	8,746	$3.37	$11,162	3.65

(1)	See Note 26 for subsequent exercise of warrants.

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

19. RELATED PARTY DISCLOSURES

Key management personnel compensation

In addition to their contracted fees, directors and officers also participate in the Company’s stock option program. Certain executive officers are subject to termination notices of 24 to 36 months and change of control payments (Note 20). Key management personnel compensation is comprised of the following:

Thousands of United States dollars	Year ended December 31, 2021	Year ended December 31, 2020	Period from incorporation on March 13, 2019 to December 31, 2019
Directors’ and officers’ compensation	$2,261	$1,938	$557
Share-based payments	2,373	4,167	68
	$4,634	$6,105	$625

The Company defines key management personnel as those persons having authority and responsibility for planning, directing, and controlling the activities of the Company directly or indirectly, and was determined to be executive officers and directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the Board of Directors of the Company having regard to the performance of individuals and market trends.

As at December 31, 2021, $0.3 million of the above directors’ and officers’ compensation was included in the trade payables and accrued liabilities (2020 – nil). These amounts are unsecured, non-interest bearing and due on demand. The share-based payments amount above for 2021 includes 333,333 common shares to the Chief Executive Officer of the Company, valued at $1.7 million, that were recorded to equity as share issuance costs as payment related to services provided during the Company’s initial public offering process (Note 16).

Related party transactions

During the year ended December 31, 2021, the Company incurred expenses for consulting, rent and promotion services in the amount of $0.1 million (2020 - $0.1 million, 2019 - $0.1 million) from 2227929 Ontario Inc., an entity affiliated with a former director, and expenses for consulting in the amount of $0.2 million (2020 - $0.1 million, 2019 - $0.1 million) total from Forbes and Manhattan Inc and 2051580 Ontario Corp., two entities affiliated with a former director. As at December 31, 2021, $6,000 (2020 - $11,000) was owed to 2227929 Ontario Inc., $11,000 (2020 - $11,000) was owed to Forbes and Manhattan Inc. and $nil was owed to 2051580 Ontario Corp. These amounts were included in trade payables and accrued liabilities, and are unsecured, non-interest bearing and due on demand. Fred Leigh is a former director of the Company and is also a director and officer of 2227929 Ontario Inc. Stan Bharti is a former director and former Chairman of the Company and is also a director of Forbes and Manhattan Inc.

As at December 31, 2021, $nil (2020 - $0.2 million) was owed to Medivolve Inc. and was included in trade payables and accrued liabilities, and is unsecured, non-interest bearing and due on demand. Deborah Battiston is the former Chief Financial Officer of the Company and is also the Chief Financial Officer of Medivolve Inc.

See Note 6 for loans receivable and advances to related parties. See Note 14 for loans payable to related parties.

20. PROVISIONS, COMMITMENTS AND CONTINGENCIES

Provisions and contingent liabilities

The Company’s current known provisions and contingent liabilities consist of termination benefits and legal disputes.

Thousands of United States dollars	Termination benefits	Legal disputes
Balance as at December 31, 2020	$-	$-
Additional provisions	352	1,681
Balance as at December 31, 2021	$352	$1,681

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

The termination benefits provision relates to contractual termination benefits owed to a former board member of the Company and a consultant. The amounts are recorded within accounts payable and accrued expenses on the consolidated statements of financial position.

The legal disputes provision relates to the settlement of a contractual dispute between the Company and the underwriter for the Company’s IPO, with respect to the amount of compensation due to such underwriter pursuant to an engagement letter entered into in September 2020 and an underwriting agreement dated May 2021, each entered into between the underwriter and the Company. In April 2022, the Company entered a settlement agreement with the underwriter pursuant to which the Company paid $0.4 million and issued 700,000 common shares of the Company to the underwriter to settle the dispute. The provision balance as of December 31, 2021 reflects the value of the cash and the Company’s shares as of the date of the settlement agreement. If the Company enters additional business combination transactions by May 11, 2022, the Company will owe an additional 1.5% of the transaction value to the underwriter. The amounts are recorded within trade payables and accrued liabilities on the consolidated statements of financial position.

The Company records liabilities for legal proceedings in those instances where it can reasonably estimate the amount of the loss and where liability is probable. The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole as at December 31, 2021.

On March 18, 2022, the Company received a letter from a law firm representing an undisclosed group of former pre-acquisition shareholders of VBI (the “VBI Shareholders”) seeking to engage in settlement discussions on the basis that the Company was purportedly misleading in its intentions to engage in a capital raising transaction shortly after the completion of the VBI acquisition. We promptly responded in writing and denied the VBI Shareholders presentation of the facts and denied all allegations against the Company. We believe that any potential claims as alleged in the letter are without merit and we intend to defend vigorously against them in connection with any future potential legal proceedings. The VBI Shareholders have not commenced litigation against the Company and it is unknown whether the VBI Shareholders will do so and what their claims may be. The Company believes that an unfavorable settlement in this matter is remote, and, as such, has not accrued a liability as of December 31, 2021.

Management contracts

The Company is party to certain management contracts. As at December 31, 2021, these contracts require payments totaling approximately $1.5 million to be made upon the occurrence of a change in control to the officers of the Company. The Company is also committed to payments to certain individuals upon termination of approximately $1.2 million pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

Shared services and space commitment

The Company has an agreement to share general and administrative, promotion, corporate development, consulting services, and office space with other companies with monthly payments and a minimum commitment of CAD 45,000 ($36,000 on December 31, 2021). This agreement may be terminated by either party giving at least 90 days’ prior written notice (or such shorter period as the parties may mutually agree upon) to the other party of termination. These services are provided by 2227929 Ontario Inc which is a related party (Note 19). This agreement expired by its terms on March 14, 2022.

21. INCOME TAXES

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% for the year ended December 31, 2021 (2020 and 2019 – 26.5%) to the effective tax rate is as follows:

Thousands of United States dollars	2021	2020	2019
Loss before income taxes	$(21,459)	$(14,334)	$(2,844)
Expected income tax recovery based on statutory rate	(5,686)	(3,798)	(754)
Adjustment to expected income tax recovery:
Unrealized loss on investment	621	-	-
Legal settlement	339	-	-
Share based compensation	355	1,299	23
Impairment	-	481	-
Change in statutory, foreign tax, foreign exchange rates and other	(133)	(795)	(90)
Change in benefit of tax assets not recognized and others	4,406	2,813	821
Deferred income tax provision (recovery)	$(98)	$-	$-

Deferred taxes are a result of temporary differences that arise due to the differences between the income tax values and the carrying values of assets and liabilities.

Thousands of United States dollars	2021	2020	2019
United States non-capital loss carryforwards	$1,229	$-	$-
Total deferred tax assets	$1,229	$-	$-

United States intangible assets	$2,511	$-	$-
United States other accruals	90	-	-
Colombia intangible assets	139	139	-
Total deferred tax liabilities	$2,740	$-	$-

Net deferred income tax liability	$1,511	$139	$-

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

Thousands of United States dollars	2021	2020	2019
Non-capital loss carryforwards - Canada	$21,310	$9,079	$2,577
Legal settlement – Canada	400	-	-
Allowance for doubtful accounts – Canada	400	-	-
Share issue costs – Canada	5,996	2,486	-
Non-capital loss carryforwards – United States	1,006	293	343
Non-capital loss carryforwards - Colombia	2,704	2,709	-
Total	$31,816	$14,567	$2,920

Unused loss carryforwards in Canada totaling $21.3 million expire beginning 2039. Unused loss carryforwards in Columbia totaling $2.7 million in Colombia expiring beginning 2031. Unused loss carryforwards in the United States totaling $1.0 million have and indefinite carryforward period. Deferred tax assets have not been recognized for legal entities where it is not probable that future taxable profit will be available against which the Company can use the benefits. Tax attributes are subject to review, and potential adjustment, by tax authorities.

The amount of current income tax expense for the year ended December 31, 2021 was less than $0.1 million and deferred income tax benefit was $0.1 million within the statements of loss. There was no current or deferred income tax expense recorded for the years ended December 31, 2020 and 2019.

22. LOSS PER SHARE

The following securities were not included in the computation of diluted shares outstanding because the effect would be anti-dilutive as the Company has a net loss for each period presented:

Thousands of securities	December 31, 2021	December 31, 2020
Stock options (Note 17)	5,448	3,794
Warrants (Note 18)	8,746	9,000
Total anti-dilutive	14,194	12,794

In February 2022, as part of the Company’s acquisition of JustCBD (Note 26), the Company issued 9.5 million common shares as part of the purchase consideration. See additional Company common share and stock option transactions in 2022 at Note 26.

23. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Environmental

The Company’s growth and development activities are subject to laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Fair value

The Company’s financial instruments measured at amortized cost as at December 31, 2021 and 2020 consist of cash, restricted cash, trade and amounts receivable, loans receivable, trade payables and accrued liabilities, amounts payable to vendors on business combinations, lease liabilities, and debt and loans payable. The amounts reflected in the consolidated statements of financial position approximate fair value due to the short-term maturity of these instruments.

Financial instruments recorded at the reporting date at fair value are classified into one of three levels based upon the fair value hierarchy. Items are categorized based on inputs used to derive fair value based on:

Level 1 - quoted prices that are unadjusted in active markets for identical assets or liabilities

Level 2 - inputs other than quoted prices included in level 1 that are observable for the asset/liability either directly or indirectly; and

Level 3 - inputs for the instruments are not based on any observable market data.

The Company’s long-term investments require significant unobservable inputs and as discussed at Note 10, are measured at FVPL and as a Level 3 fair value financial instrument within the fair value hierarchy as at December 31, 2021. As valuations of investments for which market quotations are not readily available are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Such changes may have a significant impact on the Company’s financial condition or operating results.

Risk management overview

The Company has exposure to credit, liquidity and market risks from its use of financial instruments. This note provides information about the Company’s exposure to each of these risks, the Company’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these condensed interim consolidated financial statements.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade and other receivables, loans receivable and cash held with banks and other financial intermediaries.

The carrying amount of the cash, restricted cash, trade and amounts receivables and loan receivable represents the maximum credit exposure as presented in the statement of financial position.

The Company has assessed that there has been no significant increase in credit risk of the loans receivable from initial recognition based on the financial position of the borrowers, and the regulatory and economic environment of the borrowers. As a result, the loss allowance recognized during the period was limited to twelve months expected credit losses. Based on historical information, and adjusted for forward-looking expectations, the Company has assessed an insignificant loss allowance on the loans’ receivable and advances as at December 31, 2021 and 2020.

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk for customers is assessed on a case-by-case basis and an allowance for specific expected credit losses is recorded where required, in addition to an estimate of lifetime expected credit losses for the portfolio of accounts receivable. See credit risk analysis for trade receivables at Note 5.

The Company held cash and restricted cash of $37.6 million as at December 31, 2021 (2020 - $15.5 million), of which, $37.4 million (2020 - $15.4 million) is held with large financial institutions and national central banks. The remaining $0.2 million cash amounts are held with financial intermediaries in Colombia and the United States. The Company has assessed no significant increase in credit risk from initial recognition based on the availability of funds, and the regulatory and economic environment of the financial intermediary. As a result, the loss allowance recognized during the period was limited to twelve months of expected credit losses. Based on historical information, and adjusted for forward-looking expectations, the Company has assessed an insignificant loss allowance on these cash and restricted cash balances as at December 31, 2021 and 2020.

Market risk

Market risk is the risk that changes in market conditions, such as commodity prices, foreign exchange rates, and interest rates, will affect the Company’s net income or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing the Company’s returns.

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Foreign currency exchange rate risk is the risk that the fair value of future cash flows will fluctuate due to changes in foreign exchange rates. The Company does not currently use foreign exchange contracts to hedge its exposure to currency rate risk as management has determined that this risk is not significant. As such, the Company's financial position and financial results may be adversely affected by the unfavorable fluctuations in currency exchange rates.

As at December 31, 2021, the Company had the following monetary assets and liabilities denominated in foreign currencies:

December 31,2021	CAD	COP	EUR	CHF
Thousands of foreign currencies
Cash	1,393	4,451,775	896	-
Amounts receivable	72	15,775,755	-	-
Loans receivable	-	-	-	250
Trade payables	(40)	(5,398,068)	-	-
Accrued liabilities	(589)	(2,120,869)	-	-
Lease liability	-	(1,690,797)	-	-
Long term debt	-	(72,963)	-	-
Net carrying value	836	10,944,833	896	250

As at December 31, 2020, the Company had the following monetary assets and liabilities denominated in foreign currencies:

December 31,2020	CAD	COP	EUR
Thousands of foreign currencies
Cash	1,839	889,204	118
Amounts receivable	594	1,478,432	-
Trade payables	(581)	(4,032,077)	-
Accrued liabilities	(120)	-	-
Lease liability	-	(1,126,542)	-
Long term debt	-	(1,098,081)	-
Net carrying value	1,732	(3,889,064)	118

Monetary assets and liabilities denominated in Canadian dollars, Colombian pesos, Euros and Swiss Francs are subject to foreign currency risk. The Company has estimated that as at December 31, 2021, the effect of a 10% increase or decrease in Canadian dollars, Colombian pesos, Euros and Swiss Francs (“CHF”) against the Unites States dollar on financial assets and liabilities would result in an increase or decrease of approximately $0.5 million (2020 – $0.2 million) to net loss and comprehensive loss.

The Company calculates this sensitivity analysis based on the net financial assets denominated in each currency using the December 31 exchange rate, then changing the rate by 10%. Management determined 10% is a ‘reasonably possible’ change in foreign currency rates by considering the approximate change in rates in the prior twelve months. The rate used in 2020 was 5%, and the amounts above have been recast to reflect the impact if 10% was used for comparative purposes.

It is management’s opinion that the Company is not subject to significant commodity or interest rate risk.

Management considers concentration risk with counterparties considering the level of purchases and sales of its business segments (Note 25). Several of the Company’s business units purchase substantially all their inventory or materials from a single supplier.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company’s financial liabilities consist of trade payables and accrued liabilities, loans payable and debt, and lease liabilities as presented on the statement of financial position. The Company had cash and restricted cash as presented on the statement of financial position. The Company has no available credit lines of facilities to draw borrowings from should additional liquidity be needed. The Company’s policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise.

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Trade payables and accrued liabilities consist of invoices payable to trade suppliers for administration and professional expenditures. The Company processes invoices within a normal payment period. Trade payables have contractual maturities of less than 90 days. Some suppliers of materials and inventory require full prepayment from the Company prior to providing such goods to the Company. See schedule of future lease commitments at Note 15 and other commitments at Note 20.

The Company’s long-term investments in equity of other entities are not publicly traded and there is not an active market to sell the investments for cash.

Novel Coronavirus (“COVID-19”)

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

24. CAPITAL MANAGEMENT

The Company considers the aggregate of its common shares, options, warrants and borrowings as capital. The Company’s capital management objective is to ensure sufficient resources are available to meet day to day operating requirements and to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other shareholders.

For the year ended December 31, 2021, the Company had negative cash from operations and the main source of cash flow is generated from financing activities. Potential business activities are appropriately evaluated by senior management and a formal review and approval process has been established by the Board of Directors. The Company may enter new financing arrangements to meet its objectives for managing capital until the Company’s operating cash flows are sufficient to cover its operational requirements. The Company’s capital management objectives were being met in 2021 primarily from the issuance of common shares and warrants as discussed in Notes 16 and 18 and generating increasing revenue in 2021 from the Company’s reportable segments as presented in Note 25.

The Company’s officers and senior management take full responsibility for managing the Company’s capital and do so through quarterly meetings and regular review of financial information. The Company’s Board of Directors is responsible for overseeing this process.

The Company is not subject to any external capital requirements. As at December 31, 2021, there were no changes in the Company’s approach to capital management.

25. SEGMENTED INFORMATION

The Company is engaged in the growth, cultivation, and development of medicinal cannabis and medicinal cannabis derivative products through its Colombia Cosechemos subsidiary. The Company’s other businesses are run through its other Colombia and United States subsidiaries. Management has defined the reportable segments of the Company based on this internal business unit reporting, which is by major product line, and aggregates similar businesses into the Consumer Products segment below. The Corporate segment reflects balances and expenses that do not directly influence business unit operations and includes the Company’s long-term investments. The Corporate segment revenue includes the license of intellectual property.

The following tables show information regarding the Company’s segments for the years ended December 31, 2021 and 2020. The 2020 amounts were restated to conform to the Company’s current 2021 reportable segments determination.

In 2021, the Company had sales to a single customer exceeding 10% of its consolidated revenue. Sales to this customer were $1.3 million and were part of the Beverage and Food reportable segment.

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

	Cannabis growth and derivative production	Consumer products	Pharmaceuticals and nutraceuticals	Beverage and food	Corporate	Total
Thousands of United States dollars	$	$	$	$	$	$
For the year ended December 31, 2021
Revenue	$3	$2,620	$2,342	$3,577	$438	$8,980
Gross profit	(85)	865	802	347	424	2,353
Net loss	(1,075)	(960)	(70)	(281)	(18,975)	(21,361)

For the year ended December 31, 2020
Revenue	$-	$89	$-	$-	$17	$106
Gross profit	-	66	-	-	5	71
Net loss	(612)	(506)	-	-	(13,216)	(14,334)

	Colombia	United States	Canada	Total
Thousands of United States dollars	$	$	$	$
Non-current assets at December 31, 2021	$4,042	$29,650	$3,844	$37,536
Total liabilities at December 31, 2021	2,359	3,106	3,073	8,538

Non-current assets at December 31, 2020	$1,818	$-	$-	$1,818
Total liabilities at December 31, 2020	1,922	12	1,268	3,202

Year ended December 31, 2021
Net revenue	$6,919	$1,681	$380	$8,980
Gross profit	1,419	554	380	2,353

Year ended December 31, 2020
Net revenue	$75	$31	$-	$106
Gross profit	40	31	-	71

26. SUBSEQUENT EVENTS

JUSTCBD ACQUISITION

On February 24, 2022, a subsidiary of the Company acquired 100% of the equity interests in Just Brands LLC and High Roller Private Label LLC (together “JustCBD”). JustCBD’s products sold include assorted gummies, tinctures, vape cartridges, and creams both direct to consumer and through retail stores. JustCBD has a manufacturing and distribution center based in Fort Lauderdale, Florida in the United States. The initial purchase consideration included $16.0 million plus 9.5 million common shares of the Company. The purchase consideration can be adjusted based on customer working capital targets, shortfalls between JustCBD audited results and target levels, and certain indemnifications. For 24 months following the closing date, the Company must issue additional common shares if the five-day volume weighted average price per share of the Company’s common shares as quoted on the Nasdaq Capital Market fails to equal or exceed $5.00 so that the common share consideration has an aggregate value of $47.5 million. The Company expects the acquisition of JustCBD to accelerate the Company’s growth, create distribution and supply chain synergies, and increases its customer database. The Company has not yet begun the initial business combinations accounting and therefore cannot provide specific amounts related to acquired assets and liabilities.

ACQUISITION OF NONCONTROLLING INTERESTS

During the first quarter of 2022, the Company completed its acquisition of Breeze by acquiring the remaining 10% of the equity interests in Breeze from its minority shareholders in exchange for 30,282 common shares of the Company.

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

During the first quarter of 2022, the Company acquired the remaining 10% of the outstanding equity interests in Flora Beauty LLC from its minority shareholder in exchange for 100,000 common shares of the Company and a stock option, exercisable for up to 50,000 common shares of the Company at an exercise price of $1.70 per share that expire five years from the date of the grant.

OTHER

During the first quarter of 2022, the Company amended an agreement with a consultant pursuant to which the Company issued 111,112 common shares of the Company and a stock option, exercisable for up to 83,333 common shares of the Company at an exercise price of $2.25 per share that expire five years from the date of the grant.

During the first quarter of 2022, the Company entered into a consulting agreement with the Company's former Chairman of the Board to render services to the Company in exchange for base fees of $25,000 per month through December 31, 2022.

Subsequent to December 31, 2021, a total of 511,999 options and 470,704 warrants were exercised in exchange 982,703 common shares.

