Form 20-F/A
period 2021-12-31
Flora Growth Corp.
filed 2022-09-16
CIK 1790169

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)     Yes  ☐    No  ☒

EXPLANATORY NOTE

On May 9, 2022, Flora Growth Corp. (the “Company”) filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Original Form 20-F”). This Amendment No. 1 (the “Amendment”) amends the Original Form 20-F solely (i) to modify Item 6.C—Board Practices—Corporate Governance Policies to disclose certain inadvertently omitted home country practices the Company follows in lieu of their respective rules and standards under the Nasdaq Stock Market rules, and (ii) to file a new consent of the Company’s Independent Registered Public Accounting Firm, Davidson & Company LLP, as Exhibit 15.1.

This Amendment speaks as of the original filing date and does not reflect events occurring after the filing of the Original Form 20-F. No revisions are being made to the other portions of the Original Form 20-F.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as exhibits to this Amendment pursuant to Rule 13a-14(a) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

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

•

Nasdaq Listing Rule 5635 requires shareholder approval in connection with, among other things, (A) the issuance of securities in connection with an acquisition of the stock or assets of another company if (i) the issuance will result in the issuance of 20% or more of the voting power or number of shares of common equity outstanding prior to the proposed issuance or (ii) certain affiliates have a 5% interest (or 10% interest on a collective basis) in the company or assets proposed to be acquired, (B) an issuance of securities results in a change of control of the Company, (C) the issuance of securities in connection with a new or materially amended equity compensation plan and (D) certain private offerings of 20% or more of the Company’s common equity outstanding prior to the offering at a price below the Minimum Price (as defined in Nasdaq Listing Rule 5635(d)). The Company has chosen to follow Canadian law applicable to us with respect to shareholder approval in connection with issuance of securities in lieu of following Nasdaq Listing Rule 5635. Under Canadian law, we are generally not required to seek shareholder approval in connection with the issuance of securities in the contexts described above.

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

Flora Growth Corp.

Date: September 16, 2022	By:	/s/ Luis Merchan
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

